As filed with the Securities and Exchange Commission on January 14, 2008
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TSX GROUP INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English (if applicable))

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. employer identification number (if applicable))

The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2, (416) 947-4670
(Address and telephone number of registrant’s principal executive offices)
TSX Group Inc., Attention: TSX Group US Holdings, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, (302) 658-7581
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

David I. Gottlieb, Esq.	Andrew G. Bleau, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP	Ogilvy Renault LLP
One Liberty Plaza	1981 McGill College Ave.
New York, New York 10006	Montréal, Quebec, Canada
(212) 225-2000	(514) 847-4747

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

     Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.
     This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

calculation of the registration fee

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of
Securities to be Registered	be Registered(1)	Per Unit	Offering Price(2)	Registration Fee

Common Shares....................................................................	6,777,327	N/A	$260,454,174.40	$10,235.85

(1)	Maximum number of Common Shares to be issuable pursuant to the offer to shareholders of Bourse de Montréal Inc. (“MX”) with registered addresses in the United States.
(2)	Determined pursuant to General Instructions IV.F, IV.H(1) and IV.H(4) of Form F-8 based upon the maximum number of Common Shares issuable to persons holding common shares of MX with registered addresses in the United States, and the average of the high and low prices of common shares of MX on the Toronto Stock Exchange on December 20, 2008 expressed in United States dollars ($38.430221 per share). On December 20, 2008, the exchange rate was Canadian $1.00 equal to U.S. $1.0017 and U.S. $1.00 equal to Canadian $0.9983.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART I
INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
Item 1.   Home Jurisdiction Document
     See documents attached, consisting of the notice of special general meeting and management proxy circular (“Management Proxy Circular”) of MX with respect to the proposed amalgamation (the “Amalgamation”) involving Bourse de Montréal Inc. (“MX”) and TSX Group Inc. (“TSX Group”) dated January 10, 2008.
Item 2.   Informational Legends
     See “Cautionary Note to MX Shareholders in the United States” and “Presentation of Financial Information” in the attached Management Proxy Circular.
Item 3.   Incorporation of Certain Information by Reference
     The following documents of MX are incorporated by reference into and form an integral part of the Management Proxy Circular:
—	the audited consolidated financial statements of MX for the years ended December 31, 2006, 2005 and 2004, together with the accompanying report of the auditor thereon and the notes thereto, as contained on pages F-3 to F-30 of MX’s non-offering prospectus dated March 23, 2007 (the “Prospectus”);
—	the unaudited consolidated financial statements of MX as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006 together with the notes thereto;
—	the section entitled “Risk Factors” contained on pages 97 to 109 of the Prospectus; and
—	the material change report of MX dated December 14, 2007 disclosing the Amalgamation and the execution of the combination agreement dated as of December 10, 2007 between MX and TSX Group as amended and restated on January 10, 2008, and the amalgamation agreement among TSX Group, 9189-7058 Québec Inc, 1272434 Alberta ULC and MX setting forth the terms and conditions of the Amalgamation dated December 10, 2007 as amended and restated on January 10, 2008.
     The Management Proxy Circular provides on page 38 that “Any person to whom the accompanying notice of special general meeting and this Circular is delivered may request copies of any of the documents incorporated by reference in this document, or other information concerning MX, without charge, by written or telephonic request directed to MX’s Investor Relations and Communications department by telephone, at (514) 871-3551, or by mail, at Tour de la Bourse, 800 Victoria Square, 4th Floor, Montréal, Québec, H4Z 1A9. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.”

     The following documents of TSX Group are incorporated by reference into and form an integral part of the Management Proxy Circular:
—	the annual information form of TSX Group dated March 26, 2007;
—	the audited annual consolidated financial statements of TSX Group, together with the accompanying report of the auditors as at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005;
—	the unaudited interim consolidated financial statements of TSX Group as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006;
—	management’s discussion and analysis of financial condition and results of operations of TSX Group for the fiscal year ended December 31, 2006;
—	management’s discussion and analysis of financial condition and results of operations of TSX Group for the three-month and nine-month periods ended September 30, 2007;
—	the notice of annual and special meeting of TSX Group Shareholders and management proxy circular of TSX Group dated April 25, 2007;
—	the material change report of TSX Group dated December 13, 2007 relating to the Amalgamation; and
—	the material change report of TSX Group dated January 8, 2008 relating to the resignation of the current Chief Executive Officer and the appointment of two interim Co-Chief Executive Officers of TSX Group.
     The Management Proxy Circular provides on page 45 that “Any person to whom this notice of special general meeting and management proxy circular is delivered may request copies of any of the documents incorporated by reference in this document, or other information concerning TSX Group, without charge, by written or telephonic request directed to TSX Group’s Director of Investor and Public Relations by telephone, at (416) 947-4317, or by mail, at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.”
Item 4.   List of Documents Filed with Commission
     See “List of Documents Filed with the SEC” on page 80 of the attached Management Proxy Circular.
I-2

AMALGAMATION INVOLVING

Bourse de Montréal Inc.

and

TSX Group Inc.

NOTICE OF SPECIAL GENERAL MEETING

and

MANAGEMENT PROXY CIRCULAR

These materials are important and require your immediate attention. They require shareholders of Bourse de Montréal Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Bourse de Montréal Inc., please contact Kingsdale Shareholder Services Inc., toll-free, at 1-800-775-1986.

Si vous désirez recevoir un exemplaire en français de la présente circulaire, veuillez vous adresser au service Relations avec les investisseurs et Communications de Bourse de Montréal Inc. au (514) 871-3551 ou en faire la demande aux bureaux de Bourse de Montréal Inc. à Tour de la Bourse, 800, square Victoria, 4e étage, Montréal, Québec, Canada, H4Z 1A9.

January 10, 2008

January 10, 2008

Dear fellow shareholder:

On December 10, 2007, Bourse de Montréal Inc. (“MX”) and TSX Group Inc. (“TSX Group”) announced that they had agreed to combine their organizations to create TMX Group Inc. (“TMX Group”), a leading integrated exchange group.

Shareholders are being asked to approve the creation of a new national exchange group that integrates a broad range of securities and derivatives trading operations. Your Board of Directors believes that this business combination will provide significant value to MX shareholders and strengthen the Canadian capital markets, while ensuring the permanence of MX as Canada’s derivatives exchange within the larger group.

Under the terms of the agreement, MX shareholders will ultimately receive, at the election of each holder, 0.7784 of a common share of TSX Group or $39.00 in cash, for each common share of MX, subject in each case, to pro-ration. After the effect of full pro-ration, each MX shareholder will be entitled to receive, for each common share of MX, 0.5 of a common share of TSX Group and $13.95 in cash. The consideration offered to MX shareholders represents a:

•	34% premium to the closing price of the MX Shares on November 28, 2007 (the “Unaffected MX Share Price”), the last trading day before MX and TSX Group announced their discussions;

•	46% premium (assuming full pro-ration) to the Unaffected MX Share Price based on the closing price of TSX Group Shares on December 7, 2007, the last trading day before MX and TSX Group announced their agreement to combine their organizations.

The proposed transaction is the result of a rigorous process conducted by the MX Board of Directors. The Board of Directors, with the assistance of management and MX’s financial and legal advisors, carefully considered all available strategic options before agreeing to support the transaction. As explained in the accompanying management proxy circular, the process included talks with other interested parties.

In this process, the Board of Directors maximized shareholder value. The Board of Directors also took into account the nature of MX’s business, its importance to the capital markets of Québec and Canada, and the importance of MX operations to the Montréal economy. Accordingly, the Board gave due regard to matters required to obtain the approval of the Autorité des marchés financiers (“AMF”), which acts as lead regulator of MX. The transaction includes substantive business continuity covenants regarding the future of MX operations in Montréal and its continued role as a derivatives exchange within the combined group.

Importantly, TSX Group recognizes in this transaction the position of MX as the Canadian derivatives exchange. In this regard, the transaction includes provisions that will ensure the permanence of Montréal’s position as the Canadian centre of derivatives expertise, including that:

•	MX continues to be the Canadian national exchange for all derivatives trading and related products.

•	MX operations will remain and continue to develop in Montréal.

•	MX’s head office and executive offices will remain in Montréal, as will the head office and executive offices of the Canadian Derivatives Clearing Corporation (“CDCC”).

•	MX will manage Canadian carbon trading for the new TMX Group and will continue to develop the Montréal Climate Exchange (“MCeX”) into a leading market for exchange-traded environmental products.

•	The most senior executive officer of each of MX and CDCC will continue to reside and work in Montréal.

•	The current Chief Executive Officer of MX will retain his position and also assume the position of Deputy Chief Executive Officer of TMX Group, with overall national responsibilities for information technology, commodities derivatives, Natural Gas Exchange, Inc. and all clearing.

•	five (5) of the eighteen (18) members of the board of directors of TMX Group will, during a three (3) year period following the effective date of the business combination, be designated by MX as nominees, with at least one (1) of such nominees to sit on each committee of the board of directors of TMX Group.

•	25% of the nominated directors of TMX Group will, without limit as to time, be residents of Québec.

•	The AMF will continue as the lead regulator in respect of the operations of MX and CDCC, with oversight over the future development of derivatives markets in Montréal.

•	TMX Group will remain subject to a 10% ownership restriction, and any amendments to this restriction will require the approval of each of the AMF and the Ontario Securities Commission.

The proposed transaction provides compelling value to shareholders, redefines the Canadian capital markets and significantly improves the competitive positioning of MX in global financial markets. The combined group will have a stronger platform to compete in the context of the globalization of the exchange industry.

We strongly believe that membership in a broader Canadian exchange group will strengthen MX as a business organization and as a global competitor. Our team of derivatives and technology experts will continue to thrive and build the position of Montréal as a derivatives market that is respected around the world.

The new TMX Group will generate opportunities to accelerate growth by bringing together the strong teams and markets of MX and TSX Group. TMX Group will be well-positioned to increase trading volumes, launch new products, market high-value data services and offer an integrated clearing solution to a larger customer base.

All MX directors voting on the proposed business combination have determined that it is fair, from a financial point of view, to all MX shareholders and is in the best interests of MX and MX shareholders and, therefore, recommend that MX shareholders vote FOR the business combination.

Yours very truly,

(signed) Jean Turmel	(signed) Luc Bertrand
Jean Turmel	Luc Bertrand
Chairman of the Board	President and Chief Executive Officer

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the “Meeting”) of holders (“MX Shareholders”) of common shares (the “MX Shares”) of Bourse de Montréal Inc. (“MX”) will be held at the Ritz-Carlton Montréal Hotel, Oval Room, 1228 Sherbrooke Street West, Montréal, Québec, on February 13, 2008, at 10:00 a.m. (Montréal time) for the following purposes:

(a)	to consider and, if deemed advisable, to pass a resolution (the “Amalgamation Resolution”) confirming By-Law 2008-1 which has been adopted by the Board of Directors of MX (the “Board”) for the purpose of (i) approving an amalgamation agreement (the “Amalgamation Agreement”) relating to the amalgamation (the “Amalgamation”) of MX and 9189-7058 Québec Inc. (“TSX Subco”), an indirect wholly-owned subsidiary of TSX Group Inc., all as more particularly described in the accompanying Management Proxy Circular of MX (the “Circular”) and (ii) authorizing a member of the Board to sign the Articles of Amalgamation (as defined in the Circular); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Board has fixed January 8, 2008 as the record date for determining MX Shareholders who are entitled to receive notice of and to vote at the Meeting. Only MX Shareholders whose names have been entered in the register of MX on the close of business on that date will be entitled to receive notice of and vote at the Meeting.

The Amalgamation is described in the Circular, which forms part of this notice. The full text of the Amalgamation Resolution and the Amalgamation Agreement are set out in Appendix A and B, respectively, to the Circular.

An MX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered shareholder, you are requested, whether or not you intend to attend the Meeting, to complete, sign, date and return the enclosed form of proxy (on blue paper) either in the enclosed envelope addressed to CIBC Mellon Trust Company at P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario, M5C 2K4, Attention: Corporate Restructures, or otherwise by hand delivery or courier to CIBC Mellon Trust Company, Attention: Corporate Restructures, at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6, or 199 Bay Street Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9.

Proxies must be received by no later than 5:00 p.m. (Montréal time) on February 11, 2008 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If you are a non-registered shareholder, please refer to the section in the Circular entitled “Information Concerning the Meeting — Non-Registered Holders” for information on how to vote your MX Shares.

MX Shares represented by properly executed forms of proxy in favour of the persons designated in the enclosed form of proxy will be voted in accordance with instructions therein on any ballot that may be held. MX Shares will be voted FOR the approval of the Amalgamation Resolution if no specification has been made in the form of proxy.

DATED at the City of Montréal, in the Province of Québec, this 10th day of January, 2008.

By Order of the Board of Directors,

(signed) Joëlle Saint-Arnault
Joëlle Saint-Arnault
Vice-President, Legal Affairs and Secretary

i

ii

BOURSE DE MONTRÉAL INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of MX. The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Special General Meeting. A glossary of certain terms used in this Circular can be found on pages 71 to 79 of this Circular.

INFORMATION CONTAINED IN THIS CIRCULAR

Information contained herein is given as of December 31, 2007, except as otherwise noted.

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting upon them.

No person has been authorized to give any information or to make representations in connection with the Amalgamation and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by MX or TSX Group.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

MX Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

INFORMATION CONTAINED IN THIS CIRCULAR REGARDING TSX GROUP

TSX Group has provided the information contained in this Circular or incorporated herein by reference concerning TSX Group and its subsidiaries and affiliates, including the information contained under the section entitled “Selected Unaudited Pro Forma Financial Information”, other than the information related solely to MX, its subsidiaries and BOX. Although MX has no knowledge that would indicate that any statements contained therein relating to TSX Group taken from or based upon such documents and records are untrue or incomplete, neither MX nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to TSX Group taken from or based upon such documents or records, or for any failure by TSX Group to disclose events that may have occurred or that may affect the significance or accuracy of any such information, but which are unknown to MX.

CAUTIONARY NOTE TO MX SHAREHOLDERS IN THE UNITED STATES

MX and TSX Subco are companies organized under the laws of the Province of Québec, Canada. TSX Group is a company organized under the laws of the Province of Ontario, Canada. The offering and sale of TSX Group Shares in connection with the Amalgamation is being registered under a multijurisdictional disclosure system adopted by the United States that permits this Circular to be prepared in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The issuance of the Amalco Redeemable Shares has not been, and is not required to be, registered in the United States because, among other things, they will be immediately redeemed for cash in the Amalgamation. There is no active trading market in the United States for TSX Group Shares at the present time and none is expected to develop in the future. Thus, holders of TSX Group Shares likely will have to trade such shares on Toronto Stock Exchange (“TSX”).

MX is a “foreign private issuer” as such term is defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As a result, despite the fact that MX has United States resident shareholders, the solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of Rule 3a12-3 under the U.S. Exchange Act applicable to proxy solicitations by foreign private issuers. The solicitation of proxies and the transactions contemplated in this Circular are being effected in accordance with Canadian corporate and securities laws. MX Shareholders should be aware that disclosure requirements under Canadian laws are different from such requirements under United States securities laws. MX Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. TSX Group is, and, at the Effective Date is expected to be, a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that MX and TSX Subco exist under the laws of the Province of Québec, and TSX Group exists under the laws of the Province of Ontario, that some or all of their respective officers and directors are not residents of the United States, that some or all of the experts named in this Circular are not residents of the United States, and that all or a substantial portion of their respective assets may be located outside the United States. You may face substantive and procedural barriers to obtaining a judgment against MX, TSX Group, TSX Subco or their respective officers, directors or experts in a Canadian court predicated on violations of United States securities laws. It may be difficult to compel a Canadian company, its affiliates and non-resident individuals to subject themselves to a judgment of a United States court.

THE TRANSACTION CONTEMPLATED IN THIS CIRCULAR AND THE SECURITIES ISSUABLE HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

PRESENTATION OF FINANCIAL INFORMATION

The MX financial statements and the TSX Group financial statements incorporated by reference in this Circular together with the selected historical and pro forma financial information of MX and TSX Group and the unaudited pro forma condensed combined financial information of TSX Group included herein have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and subject to auditing and auditor independence standards in Canada and thus may not be comparable to financial statements or financial information of United States companies. Canadian GAAP differs in material respects from generally accepted accounting principles in the United States, or U.S. GAAP. The MX financial statements and the TSX Group financial statements incorporated by reference in this Circular together with the selected historical and pro forma financial information of MX and TSX Group and the unaudited pro forma condensed combined financial information of TSX Group included herein are not intended to, and do not comply with the requirements of the SEC that would be applicable in connection with a registered offering of securities in the United States that is not being made pursuant to the multijurisdictional disclosure system. Compliance with such requirements would require the presentation of U.S. GAAP financial information for MX and TSX Group, and the presentation of certain other information not included herein or the exclusion of certain information. Neither MX nor TSX Group is or will become a registrant in the United States and neither provides a qualitative or quantitative reconciliation of its financial statements to U.S. GAAP.

CERTAIN TAX MATTERS

MX Shareholders should be aware that the cancellation of their MX Shares and the issuance of TSX Group Shares and Amalco Redeemable Shares in exchange therefor, or the payment of cash in connection with the redemption of Amalco Redeemable Shares, depending on their election or deemed election, may have tax consequences in both the United States and Canada. Such consequences for MX Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Tax Considerations for MX Shareholders — Canadian Federal Income Tax Consequences” and “Certain Tax Considerations for MX Shareholders — Certain United States Federal Income Tax Considerations” in the Circular.

ELIGIBILITY FOR INVESTMENT

Based on the provisions of the Tax Act (as defined hereunder) and the regulations thereunder, and all proposed amendments to the Tax Act, the TSX Group Shares received by an MX Shareholder pursuant to the Amalgamation will, on the date of their issuance, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, and registered disability savings plans. See “Certain Tax Considerations for MX Shareholders — Canadian Federal Income Tax Consequences”.

REPORTING CURRENCIES AND EXCHANGE RATES

All dollar figures or references to “$” in this Circular, unless otherwise specifically stated, are references to Canadian currency.

The following table sets out (i) the average rate of exchange for one Canadian dollar in U.S. dollars in each of the following periods, (ii) the high and low rate of exchange for one Canadian dollar in U.S. dollars during those periods, and (iii) the rate of exchange in effect at the end of each of those periods, in each case based on the noon buying rates of exchange published by the Bank of Canada. On November 28, 2007, the last trading day prior to the announcement of discussions relating to the Amalgamation, the noon buying rate for one Canadian dollar in U.S. dollars published by the Bank of Canada was US$1.0093.

				Period
Year Ended	Average(1)	High	Low	End

December 31, 2005	0.8253	0.8690	0.7872	0.8577
December 31, 2006	0.8818	0.9099	0.8528	0.8581

				Period
Month Ended	Average(2)	High	Low	End

July 31, 2007	0.9521	0.9641	0.9521	0.9384
August 31, 2007	0.9450	0.9525	0.9298	0.9466
September 30, 2007	0.9753	1.0037	0.9482	1.0037
October 31, 2007	1.0254	1.0527	0.9996	1.0527
November 30, 2007	1.0340	1.0905	0.9992	0.9992
December 31, 2007	0.9969	1.0220	0.9788	1.0120
January 2008 (through January 9, 2008)	1.0009	1.0096	0.9916	0.9916

(1)	The average daily exchange rate during the applicable year.

(2)	The average daily exchange rate during the applicable month.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

This Circular and some of the information incorporated by reference into this Circular contain “forward looking information” (as defined in applicable Canadian securities legislation) and “forward looking statements” (as defined in the U.S. Exchange Act) (forward looking information and forward looking statements being collectively hereinafter referred to as “forward looking information”) that are based on expectations, estimates and projections as of the date of this Circular. Often, but not always, such forward looking information can be identified by the use of forward looking words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or the negatives of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or not be taken, occur or be achieved. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of MX or TSX Group to be materially different from any future results, performance or achievements expressed or implied by the forward looking information in this Circular.

Examples of such forward looking information in this Circular include, but are not limited to, (A) factors relating to the Amalgamation and the results expected to be achieved from the successful completion of the Amalgamation, including: (1) the enhanced ability of TSX Group to compete globally; (2) the strenghtened and more diversified revenue base of TSX Group; (3) the creation of opportunities to achieve cost and revenue synergies; (4) the acceleration of growth strategies; and (5) the potential for further expansion; all of which are subject to significant risks and uncertainties (including those related to the successful completion of the transactions contemplated by the Combination Agreement and the Amalgamation Agreement) including (i) the ability to obtain the Regulatory Approvals on the proposed terms and schedule; (ii) the risk that the businesses of MX and TSX Group will not be integrated successfully; (iii) the risk that the cost savings, growth prospects and any other synergies expected to result from the Amalgamation may not be fully realized or may take longer to realize than expected; and (iv) the possibility that the Combination Agreement or Amalgamation Agreement may be terminated and/or that the Amalgamation may not proceed as expected or at all; and (B) factors relating to stock and derivatives exchanges and the business, financial position, operations and prospects of MX or TSX Group which are subject to significant risks and uncertainties, including competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement respective strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of trading operations on a small number of clients; the risks associated with NGX’s and CDCC’s (both of which are defined herein) clearing operations; the risks associated with the credit of customers; cost structures being largely fixed; and dependence on market activity that cannot be controlled. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking information contained in this Circular.

Such forward looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the Amalgamation or otherwise about the ability of MX and TSX Group to successfully compete against global exchanges by creating through such an amalgamation an enterprise of increased scale; the accuracy of projected synergies in respect of expected cash flows, cost savings and profitability; the timely completion of the steps required to be taken for the Amalgamation of MX and TSX Group pursuant to the terms of the Combination Agreement; the approvals or clearances required to be obtained by MX from its shareholders, the Regulatory Approvals being successfully obtained; business and economic conditions generally; exchange rates (including estimates of the U.S. dollar — Canadian dollar exchange rate), the level of trading and activity on markets, and particularly the level of trading in MX and TSX Group’s key products; the continued availability of financing on appropriate terms for future projects; productivity at MX or TSX Group, as well as that of MX’s or TSX Group’s competitors; market competition; research & development activities; the successful introduction of new derivatives products; tax benefits/charges; the impact on MX and TSX Group of various regulations and initiatives; MX’s or TSX Group’s ongoing relations with their employees; and the extent of any labour, equipment or other disruptions at any of their operations of any significance other than any planned maintenance or similar shutdowns.

While MX and TSX Group anticipate that subsequent events and developments may cause their views to change, MX and TSX Group specifically will not update this forward looking information, except as required by law. This forward looking information should not be relied upon as representing MX’s or TSX Group’s views as of any date subsequent to the date of this Circular. MX and TSX Group have attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. These factors are not intended to represent a complete list of the factors that could affect MX, TSX Group or the Amalgamation of MX and TSX Group. Additional factors are noted elsewhere in this Circular and in the documents incorporated by reference into this Circular. See, for example, the section entitled “Risk Factors” in this Circular, the section entitled “Risk Factors” contained in TSX Group’s AIF, and the section entitled “Risk Factors” contained in the Prospectus and the impact upon them of subsequently reported items.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, all of which is important and should be reviewed carefully.

Information Concerning the Meeting

The Meeting will be held at the Ritz-Carlton Montréal Hotel, Oval Room, 1228 Sherbrooke Street West, Montréal, Québec, Canada, on February 13, 2008, at 10:00 a.m. (Montréal time). The purpose of the Meeting is to consider and vote on the Amalgamation Resolution and to transact such other business as may properly come before the Meeting. See “Information Regarding the Meeting — Date, Time and Place of Meeting” and “Information Regarding the Meeting — Purpose of the Meeting”.

The Amalgamation Resolution must be approved by at least 66 2/3% of the votes cast by MX Shareholders present in person or represented by proxy at the Meeting. See “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

The Amalgamation

The Amalgamation is to be carried out under Part IA of the Companies Act pursuant to the terms of the Combination Agreement and the Amalgamation Agreement.

A copy of the Combination Agreement can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. MX Shareholders are encouraged to read the Combination Agreement as it is the principal agreement that governs the Amalgamation. For a summary of the principal provisions of the Combination Agreement, see “The Combination Agreement”. The Amalgamation Agreement is attached as Appendix B to this Circular. For a summary of the principal provisions of the Amalgamation Agreement, see “The Amalgamation — Amalgamation Mechanics”.

The Amalgamation will become effective after the required MX Shareholder approvals have been obtained, all other conditions precedent to the Amalgamation set forth in the Combination Agreement have been satisfied or waived and the Certificate of Amalgamation has been issued. The Effective Date is expected to occur in the first quarter of 2008.

Recommendation of the Board of Directors

After careful consideration, the Board has determined that the Amalgamation is fair to all MX Shareholders and is in the best interests of MX and the MX Shareholders. Accordingly, the Board unanimously recommends that MX Shareholders vote FOR the Amalgamation Resolution. One member of the Board of Directors, Mr. Richard Schaeffer, the Chairman of NYMEX, did not participate in this determination but has indicated that he concurs with the recommendation of the Board. On December 12, 2007, NYMEX entered into a Support and Voting Agreement with TSX Group. See “The Amalgamation — Recommendation of the Board of Directors” and “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

Reasons for the Board Recommendation

On December 9, 2007, the Board of Directors approved the Combination Agreement and the Amalgamation Agreement, and determined that the Amalgamation is fair to all MX Shareholders and is in the best interests of MX and the MX Shareholders. The Board of Directors unanimously recommends that MX Shareholders vote FOR the Amalgamation at the Meeting. See “The Amalgamation — Recommendation of the Board of Directors” and “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

In reaching its decision to approve the Combination Agreement and recommend that the MX Shareholders approve the Amalgamation, the Board of Directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Board of Directors did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. Rather, the Board of Directors made its recommendation based on the totality of information presented to, and the investigation conducted by or at the direction of, the Board of Directors. In addition, individual directors may have given different weight to different factors. This explanation of the reasons for recommending the Amalgamation and other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement With Respect to Forward Looking Statements”.

In arriving at its determination, the Board of Directors consulted with MX’s management and its financial and legal advisors and considered a number of factors, including the following material factors, which the Board of Directors viewed as generally supporting its determination:

•	Increased Competitive Strengths

•	Greater Product Offering. TSX Group and MX have limited product overlap. As an integrated exchange group bringing together the operational, financial and technical resources of TSX Group and MX, the combined entity will offer its customers access to diversified products and services. The combination of TSX Group and MX will create a leading North American exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives products, including products based on interest rates, equities, equity indexes, foreign exchange, energy and environmental financial products. The combined entity will be well-positioned to compete against other U.S. and foreign exchanges and the over-the-counter market in a rapidly evolving industry.

•	Increased Size and Financial Strength. MX Shareholders will benefit from participating in a larger entity after the Amalgamation. On a pro forma basis after giving effect to the Amalgamation, the combined entity would have had combined revenues and net income of approximately $432 million and $133 million, respectively, for the year ended December 31, 2006 and approximately $377 million and $122 million, respectively, for the nine-month period ended September 30, 2007. See “Selected Unaudited Pro Forma Financial Information”.

On a pro forma basis after giving effect to the Amalgamation, the combined entity would have a strong balance sheet and the potential to generate cash flow to finance future expansion, investments in new or improved technology, and development of new products and services for its customers.

•	More Diversified Revenue Base. MX Shareholders will have an interest in an exchange group that combines TSX Group’s large and liquid equities trading business with MX’s growing derivatives trading business. For the year ended December 31, 2006, approximately 75% of MX’s total transaction and clearing fee revenues were attributable to MX’s key products, the Three-Month Canadian Bankers’ Acceptance Futures contract (“BAX”), the Ten-Year Government of Canada Bond Futures contract (“CGB”) and the S&P Canada 60 Index Futures contract (“SXF”); the Amalgamation will reduce dependence on revenues and profits from these products.

•	Combination Delivers Value for MX Shareholders

•	Significant Premium to MX Share Price. MX Shareholders will receive total consideration of up to 15,346,000 TSX Group Shares and, upon the redemption of the Amalco Redeemable Shares, up to $428.2 million in cash. After the effect of full pro-ration and the redemption of the Amalco Redeemable Shares, MX Shareholders will be entitled to receive, for each MX Share, 0.5 of a TSX Group Share and $13.95 in cash. The consideration offered to MX Shareholders represents:

(i)	a 34% premium to the Unaffected MX Share Price, being the last trading day before MX and TSX Group publicly announced that they were in discussions regarding the Amalgamation, and

(ii)	a 46% premium (assuming full pro-ration) to the Unaffected MX Share Price based on the closing price of TSX Group Shares on December 7, 2007, the last trading day before MX and TSX Group announced the Amalgamation.

•	Continuing Participation in the Combined Entity’s Growth Potential. While MX Shareholders may monetize a significant portion of their investment in MX by electing the Cash Alternative, MX Shareholders as a group will own approximately 19% of the TSX Group Shares upon completion of the Amalgamation, and will have the opportunity to share in the future growth and anticipated cost and revenue synergies of the combined entity.

•	Combination Creates Opportunity to Achieve Meaningful Synergies. The combination is anticipated to create significant value for TSX Group and MX Shareholders through the combined entity’s enhanced growth profile and opportunity to realize meaningful synergies. The parties are currently targeting annual cost synergies of $25 million, expected to be achieved by reducing corporate costs, rationalizing premises and data centres and optimizing technology. Depending on when the Effective Date occurs, synergies will be partially phased in during 2008, with most of the $25 million in synergies expected to be realized in 2009. In addition, MX and TSX Group will target revenue synergies by developing new trading, clearing and market data products, leveraging a broader platform across multiple asset classes, targeting cross-selling opportunities over the combined TSX Group-MX customer base, optimizing clearing models, and expanding the combined customer base globally.

•	Increased Liquidity. MX Shareholders who elect the Share Alternative will enjoy greater liquidity upon completion of the Amalgamation, as the larger combined entity is expected to have a market capitalization of approximately $4.1 billion, based on the closing price of the TSX Group Shares as at January 9, 2008.

•	Consideration Offered under the Amalgamation is Fair from a Financial Point of View. The MX Board of Directors has received written opinions from each of NBF and Citi, dated December 9, 2007 and December 10, 2007, respectively, to the effect that, as at their respective dates, and based upon the listed assumptions, limitations and considerations, the consideration to be received under the Amalgamation is fair from a financial point of view to all MX Shareholders. Copies of the opinions of NBF and Citi are contained in Appendix C to this Circular.

•	Significant Benefits for Québec and Canadian Capital Markets

•	Meaningful Business Continuity Covenants. The Amalgamation will redefine the Canadian capital markets, while ensuring, through meaningful business continuity covenants, the permanence of MX’s derivatives expertise. To ensure this permanence and that the associated value-added employment in the derivatives and information technology sectors remain in Montréal, the Combination Agreement provides that MX’s head office and its existing derivatives trading and related product operations will remain in Montréal, as will the head office of CDCC. In addition, the most senior executive officer of each of MX and CDCC will reside and work in Montréal. MX will also continue to manage the MCeX as it develops into a leading market for exchange traded environmental products in Canada. The AMF will continue as the lead regulator in respect of the operations of MX and CDCC, and the combined entity will remain subject to a 10% ownership restriction and any amendments to this restriction will require the approval of each of the AMF and the OSC.

•	Continuing Involvement of MX Management. The combined entity will be led by a strong, experienced management team, including Mr. Luc Bertrand, the President and Chief Executive Officer of MX, who will assume the role of Deputy Chief Executive Officer of the combined entity and will retain the role of Chief Executive Officer of MX. Mr. Bertrand will have significant involvement in the combined entity and will oversee the integration of TSX Group and MX after the Amalgamation. In addition, Mr. Bertrand’s responsibilities will include (i) all of the combined entity’s derivatives activities in Canada and elsewhere, (ii) all of the combined entity’s commodity derivatives activities, (iii) NGX, (iv) all cash market and derivatives clearing activities, including CDCC, (v) MCeX (trading and clearing), (vi) BOX, and (vii) all of the information technology functions of the combined entity and the Chief Information Officer will report to Mr. Bertrand.

•	Continuing Québec Board Representation. Five of the initial 18 members of the board of directors of the combined entity will be MX-designated directors, including Mr. Bertrand. The MX-designated directors will be nominated for election to the board of directors of the combined entity at each of the first three annual meetings of the combined entity called following the Effective Date. In addition, at least one MX-designated director will sit on each committee of the board of directors of the combined entity for a period of three years after the Effective Date. Finally, at every annual meeting of the combined entity following the Effective Date, without restriction as to time, 25% of the total number of directors nominated for election in any such year will be residents of Québec, provided that the MX designated directors will be deemed to be residents of Québec for these purposes, regardless of whether or not they are residents of Québec.

•	Improved Positioning in the Global Exchange Industry

•	Improved Positioning in Light of Global Exchange Consolidation Trends. Substantial consolidation in the exchange sector has occurred and continues to occur around the world. The Amalgamation will create a substantially larger entity with a market capitalization of approximately $4.1 billion, based on the closing price of the TSX Group Shares as at January 9, 2008. The combined entity will be better positioned to compete and benefit from this consolidation trend.

•	Combination Creates Opportunities to Accelerate Growth Strategies. By bringing together the strong markets, teams and expertise of MX and TSX Group, the combined entity will be well-positioned to grow trading volumes, including by developing and launching new products, and will have the resources and scale to develop new high-value data services and offer an integrated clearing solution to an enlarged and international customer base. Furthermore, the combination allows the combined entity to generate growth prospects and strategies, including growth strategies outside of Canada, particularly in the U.S. via MX’s interest in BOX, to which TSX Group is strongly committed.

MX Shareholder Approval Required for the Amalgamation

For the Amalgamation to be implemented, the Amalgamation Resolution must be approved by at least 66 2/3% of the votes cast by MX Shareholders present in person or represented by proxy at the Meeting.

Each of the Supporting MX Shareholders, who hold an aggregate of 5,271,459.334 MX Shares (representing 17.2% of the issued and outstanding MX Shares) has entered into Support and Voting Agreements evidencing, among other things, their agreement (a) to support and vote their Shareholder Securities (as defined therein) in favour of the Amalgamation Resolution and to vote such securities against any Acquisition Proposal and to not otherwise support any Acquisition Proposal unless their Support and Voting Agreement is terminated in accordance with its terms; (b) until the earlier of the termination of their Support and Voting Agreement and the Effective Date, (i) not to take any action which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, except under limited circumstances, and (ii) not to sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any of their Shareholder Securities; and (c) in the event of a Superior Proposal, to continue to support and vote in favour of the Amalgamation Resolution at any meeting of MX Shareholders.

The Support and Voting Agreement entered into between each of Messrs. Luc Bertrand, Jean Turmel and Stephen Wayne Finch and TSX Group will not terminate in the event the Board of Directors exercises its right to terminate the Combination Agreement in order to accept a Superior Proposal. However, the Support and Voting Agreement entered into between NYMEX and TSX Group will terminate in such event.

Effect of the Amalgamation Upon MX Shareholders

Following the Amalgamation, MX Shareholders will have received either TSX Group Shares or, upon the redemption of the Amalco Redeemable Shares, cash or a combination of TSX Group Shares and such cash in consideration for their MX Shares, depending on their election or deemed election and the pro-ration mechanism as described under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”.

Amalgamation Mechanics

Amalgamation

Upon the Amalgamation becoming effective, the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of TSX Group Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of Amalco Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as described below. See “The Amalgamation — Amalgamation Mechanics — Pro-ration”.

For a complete description of the mechanics of the Amalgamation, see the Amalgamation Agreement substantially in the form attached as Appendix B to this Circular.

Fractional Shares

No fractional TSX Group Shares will be issued under the Amalgamation, and any resulting fractional TSX Group Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Group Share. See “The Amalgamation — Amalgamation Mechanics — Fractional Shares”.

Pro-ration

The maximum number of Amalco Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Amalco Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Amalco Redeemable Shares shall be $428.2 million. The maximum number of TSX Group Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Group Shares. If the aggregate number of TSX Group Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, such MX Shareholders will receive a reduced pro-rata number of TSX Group Shares with the balance of the consideration owing being paid in Amalco Redeemable Shares. If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Amalco Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, such MX Shareholders will receive a reduced pro-rata amount of cash with the balance of the consideration owing being paid in TSX Group Shares. See “The Amalgamation — Amalgamation Mechanics — Pro-ration”.

Treatment of the MX Options

As at January 9, 2008, MX Options to purchase an aggregate of 190,000 MX Shares were outstanding. In addition, up to 35,213 MX Options may be granted to two executive officers of MX before the end of January 2008, pursuant to the terms of existing employment agreements and in accordance with the terms of the MX Stock Option Plan.

Currently exercisable MX Options may be exercised at any time prior to the Effective Date.

The Combination Agreement provides that any Unexercised Option will be cancelled and replaced by a Replacement Option to purchase TSX Group Shares entitling the holder thereof to purchase a number of TSX Group Shares equal to the product of the number of MX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. See “The Amalgamation — Amalgamation Mechanics — Amalgamation”.

Procedure for the Surrender of Share Certificates and Payment

Assuming the Amalgamation receives a favourable vote at the Meeting, and upon satisfaction of the conditions precedent to the Amalgamation, MX will, at least ten (10) days prior to the Effective Date, issue a press release that will notify MX Shareholders of the anticipated Effective Date and the Election Deadline, which will be 5:00 p.m. (Montréal time) the second Business Day prior to the Effective Date. MX Shareholders will be required to return the duly completed Transmittal and Election Form in order to receive the TSX Group Shares, the cash consideration payable upon the redemption of the Amalco Redeemable Shares or a combination of TSX Group Shares and cash (after deducting any withholding tax, as applicable), to which they are entitled. MX Shareholders must return the duly completed Transmittal and Election Form prior to the Election Deadline in order to make a valid election and receive, as soon as possible following the Effective Date, the consideration to which they are entitled to.

The details of the procedures for the deposit of share certificates representing the MX Shares and the delivery by the Depository of the TSX Group Shares or payment by the Depository of the cash consideration are set out in the Transmittal and Election Form accompanying this Circular (on yellow paper).

Any MX Shareholder who fails to complete a Transmittal and Election Form prior to the Election Deadline, as provided in the Amalgamation Agreement, or who does not properly elect either the Share Alternative or the Cash Alternative in the Transmittal and Election Form, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation, will be deemed to have elected the Cash Alternative.

MX Shareholders whose MX Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those MX Shares.

Redemption

Immediately following the Amalgamation, Amalco will automatically redeem all the outstanding Amalco Redeemable Shares in consideration for $39.00 in cash per share. No notice of redemption or other act or formality on the part of Amalco shall be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares shall be issued to holders.

Selected Unaudited Pro Forma Financial Information

The following Pro Forma Statements have been derived from and should be read together with the unaudited pro forma condensed combined financial information and related notes attached as Appendix D to this Circular. The Pro Forma Statements are derived from the historical financial statements of TSX Group and MX and have been prepared in accordance with Canadian GAAP. These Pro Forma Statements follow the same accounting policies and their methods of application as TSX Group’s consolidated financial statements.

The unaudited pro forma condensed combined balance sheet as at September 30, 2007 is presented as if the Amalgamation occurred on September 30, 2007. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if the combination occurred on the first day of 2006.

The Pro Forma Statements are not necessarily indicative of the results or financial position that would have been achieved if the Amalgamation had actually occurred on the dates indicated or of the results or financial position of TSX Group that may be achieved in the future. No adjustments have been made to these Pro Forma Statements to reflect operating cost savings or revenue synergies that may be obtained as a result of the Amalgamation described herein.

The Pro Forma Statements are based on certain assumptions and adjustments. These Pro Forma Statements should be read in conjunction with the description of the Amalgamation in this Circular and the annual audited consolidated financial statements and unaudited interim consolidated financial statements of TSX Group and MX, including the accompanying notes, for the year ended December 31, 2006 and the nine months ended September 30, 2007, each of which are incorporated in this Circular by reference.

	Nine months ended	Year ended
	September 30,	December 31,
	2007	2006
	000’s	000’s

Statement of Income Data
Revenue
Issuer services	$97,158	$108,483
Clearing	10,798	12,989
Trading and related	159,294	185,936
Market data	90,047	97,437
Business services and other	19,574	27,196

Total revenue	376,871	432,041
Total operating expenses	179,512	208,544

Income from operations	197,359	223,497
Income (loss) from investments in affiliates	2,340	1,069
Investment income	12,886	17,038
Interest expense	(18,226)	(24,300)

Income before income taxes	194,359	217,304
Income taxes	72,194	84,708

Net income	122,165	132,596

As at September 30,
2007
000’s

Balance Sheet Data
Cash, investments and marketable securities	$431,524
Total assets	2,818,254
Long-term debt	428,050
Shareholders’ equity	1,007,503

Material Income Tax Considerations for MX Shareholders

This summary is qualified in its entirety by the more detailed summary of the Canadian and U.S. income tax considerations set forth in the section of this Circular entitled “Certain Tax Considerations for MX Shareholders”. MX

Shareholders should read carefully the information under such section which qualifies the information set forth below, and should consult their own tax advisors. No advance tax rulings have been sought or obtained with respect to any of the transactions described in this Circular.

Canada

No gain or loss will be recognized by an MX Shareholder upon the Amalgamation and the aggregate adjusted cost base to MX Shareholders in respect of their Amalco Redeemable Shares and/or TSX Group Shares (including any fractional TSX Group Share that is not issued to the MX Shareholder but is rather issued to the Depository as agent for the MX Shareholder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) received upon the Amalgamation will be equal to the aggregate adjusted cost base of the MX Shares which are converted or cancelled upon the Amalgamation. To the extent that an MX Shareholder acquires both Amalco Redeemable Shares and TSX Group Shares (including any fractional TSX Group Share that is not issued to the MX Shareholder but rather is issued to the Depository as agent for the MX Shareholder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”), the adjusted cost base of his former MX Shares must be allocated between the Amalco Redeemable Shares and the TSX Group Shares in accordance with their relative fair market value. The receipt of cash in lieu of fractional Amalco Redeemable Shares will at the MX Shareholder’s option, either give rise to a partial disposition or require the MX Shareholder to reduce his adjusted cost base in respect of the Amalco Redeemable Shares received on the Amalgamation by the amount of such cash payment. The redemption of the Amalco Redeemable Shares will constitute a disposition by such MX Shareholder for proceeds of disposition equal to $39.00 per Amalco Redeemable Share. To the extent such proceeds of disposition exceed, or are exceeded by, the adjusted cost base of the Amalco Redeemable Shares, an MX Shareholder will realize a capital gain or sustain a capital loss, as the case may be. The adjusted cost base to an MX Shareholder of the TSX Group Shares (including any fractional TSX Group Share that is not issued to the MX Shareholder but rather is issued to the Depository as agent for the MX Shareholder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) will be averaged with any other TSX Group Shares held by such MX Shareholder. The sale of any fractional TSX Group Share by the Depository as agent for the MX Shareholder (see “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) will constitute a disposition by such MX Shareholder of the fractional TSX Group Share for proceeds of disposition equal to the proceeds of such sale. To the extent such proceeds of disposition exceed, or are exceeded by, the adjusted cost base of the fractional TSX Group Share and any reasonable costs of disposition, including brokerage sales commissions, MX Shareholders will realize a capital gain or sustain a capital loss, as the case may be.

See “Certain Tax Considerations for MX Shareholders — Canadian Federal Income Tax Consequences” for a summary of the principal Canadian federal income tax considerations generally applicable to certain MX Shareholders on the Amalgamation. MX Shareholders should consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

United States

In general, a U.S. holder (as defined under ‘‘Certain Tax Considerations for MX Shareholders — Certain United States Federal Income Tax Considerations”), that exchanges all of its MX Shares for TSX Group Shares, should not recognize either gain or loss for U.S. federal income tax purposes, except with respect to cash received in respect of a fractional TSX Group Share. A U.S. holder that exchanges its MX Shares for a combination of Amalco Redeemable Shares and TSX Group Shares, generally will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received upon redemption of the Amalco Redeemable Shares; and (2) the amount, if any, by which the sum of the fair market value, as of the effective time of the Amalgamation, of any TSX Group Shares received, and the amount of cash received upon the redemption of the Amalco Redeemable Shares, exceeds such U.S. holder’s adjusted tax basis in its MX Shares; except that any cash received in respect of a fractional TSX Group Share is subject to special rules. If a U.S. holder exchanges all of its MX Shares solely for Amalco Redeemable Shares, such U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received upon redemption of the Amalco Redeemable Shares and its tax basis in the MX Shares surrendered. Any capital gain or loss recognized generally will be long-term capital gain or loss if a U.S. holder held the MX Shares for more than one year at the time the Amalgamation is completed. Long-term gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The taxable amount of any Canadian dollars received by a U.S. holder generally will be equal to the U.S. dollar value of the Canadian dollars received based on the exchange rate applicable on the settlement date of the redemption of the applicable shares.

Notwithstanding the forgoing, any U.S. holder that owns (directly or by attribution) 5% or more of the voting power or value of the TSX Group Shares immediately after the Amalgamation will recognize taxable gain on its exchange of MX Shares for TSX Group Shares unless it enters into a “gain recognition agreement” with the U.S. Internal Revenue Service (‘‘IRS”) that satisfies the requirements of U.S. Treasury regulation Section 1.367(a)-8T promulgated pursuant to the U.S. Internal Revenue Code of 1986, as amended (the ‘‘Code”).

See ‘‘Certain Tax Considerations for MX Shareholders — Certain United States Income Tax Considerations” for a summary of certain U.S. income tax considerations generally applicable to certain MX Shareholders on the Amalgamation. MX Shareholders are urged to consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by or on behalf of management of MX for use at the Meeting. At the Meeting, MX Shareholders will be asked to consider and vote on the Amalgamation Resolution and such other business as may properly come before the Meeting.

THE BOARD HAS DETERMINED THAT THE AMALGAMATION IS FAIR TO ALL MX SHAREHOLDERS AND IS IN THE BEST INTERESTS OF MX AND THE MX SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT MX SHAREHOLDERS VOTE FOR THE AMALGAMATION RESOLUTION. See “The Amalgamation — Recommendation of the Board of Directors”.

Date, Time and Place of Meeting

The Meeting will be held at the Ritz-Carlton Montréal Hotel, Oval Room, 1228 Sherbrooke Street West, Montréal, Québec, Canada, on February 13, 2008, at 10:00 a.m. (Montréal time).

Solicitation and Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the management of MX and are directors or officers of MX. A shareholder who wishes to appoint some other person to represent such MX Shareholder at the Meeting may do so by inserting the name of the person proposed in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. Such other person need not be an MX Shareholder. If the MX Shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney. MX Shareholders who require assistance in completing their proxy or proxies should call the Proxy Solicitation Agent, toll-free, at 1-800-775-1986.

To be valid, the enclosed form of proxy (on blue paper) must be signed, dated and returned to the Depository by no later than 5:00 p.m. (Montréal time) on February 11, 2008 or in the event the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed meeting is held. Such form of proxy must be returned either in the enclosed envelope addressed to CIBC Mellon Trust Company at P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario, M5C 2K4, Attention: Corporate Restructures, or otherwise by hand delivery or courier to CIBC Mellon Trust Company, Attention: Corporate Restructures, at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6, or 199 Bay Street Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9.

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by employees or agents of MX. MX has retained the Proxy Solicitation Agent to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The Proxy Solicitation Agent will be paid a fee of approximately $80,000 plus out-of-pocket expenses for proxy solicitation services provided to MX. The total cost of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by MX.

Non-Registered Holders

If you are a Non-Registered Holder (that is, if your MX Shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or form of proxy that you receive from the intermediary, in order to vote the MX Shares that you hold with that intermediary. Non-Registered Holders should follow the voting instructions provided to them by their intermediary.

Since MX generally does not have access to the names of its Non-Registered Holders, if you wish to attend the Meeting and vote in person, you should insert your own name in the blank space provided in the request for voting instructions or form of proxy to appoint yourself as proxy holder and then follow your intermediary’s instructions for returning the request for voting instructions or proxy form.

Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke such proxy by:

•	completing and signing a proxy bearing a later date and depositing it with the Depository as described above;

•	depositing an instrument in writing executed by the MX Shareholder or by the MX Shareholders’ attorney authorized in writing (a) at the registered office of MX at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used or (b) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

•	in any other manner permitted by Law.

If you are a Non-Registered Shareholder, you may revoke voting instructions that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if you do not provide your revocation sufficiently in advance of the Meeting.

Voting of Proxies

The management representatives designated in the enclosed form of proxy will vote the MX Shares in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of the MX Shareholder as indicated on the form of proxy. In the absence of such direction, the MX Shares will be voted by the management representatives FOR the Amalgamation Resolution.

Discretionary Authority

The management of MX does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

Voting Securities and Principal Holders of Voting Securities

Each MX Shareholder of record on the Record Date is entitled to receive notice of, and will be entitled to vote at, the Meeting. As of the Record Date, MX had outstanding 30,655,683.334 MX Shares, each share carrying one vote.

The presence in person or representation by proxy of MX Shareholders holding not less than 20% of the issued and outstanding MX Shares and who are entitled to attend and vote at the Meeting is necessary to constitute a quorum at the Meeting.

Each holder of MX Shares is entitled to one vote at the Meeting or any adjournment thereof for each MX Share registered in the holder’s name as at the Record Date, notwithstanding any transfer of any MX Shares on the books of MX after the Record Date.

To the knowledge of the Board and officers of MX, as of the Record Date, the only person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding MX Shares is NYMEX, which beneficially owns 3,097,718.334 MX Shares, representing approximately 10.1% of all outstanding MX Shares as of the Record Date.

The holding by NYMEX of MX Shares in excess of the 10% limit set forth in the Articles of Incorporation of MX complies with the terms and conditions thereof by virtue of the fact that such threshold was exceeded solely due to ongoing purchases made by MX under its current normal course issuer bid (see “Information Regarding MX — Recent Developments”). Notwithstanding the foregoing, such articles further provide that no MX Shareholder shall be entitled to vote any MX Shares held in excess of the 10% threshold. Accordingly, NYMEX will only be entitled to exercise the voting rights associated to 3,065,568 MX Shares at the Meeting.

Each of the Supporting MX Shareholders (who hold an aggregate of 5,271,459.334 MX Shares (representing 17.2% of the issued and outstanding MX Shares) has entered into Support and Voting Agreements evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution and the other matters contemplated in the Combination Agreement and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their MX Shares. See “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

The Support and Voting Agreement entered into between each of Messrs. Luc Bertrand, Jean Turmel and Stephen Wayne Finch and TSX Group will not terminate in the event the Board of Directors exercises its right to terminate the Combination Agreement in order to accept a Superior Proposal. However, the Support and Voting Agreement entered into between NYMEX and TSX Group will terminate in such event.

Reference is made to the section entitled “Description of our Share Capital” on pages 77-78 of the Prospectus for a full description of MX’s share capital.

THE AMALGAMATION

Background to the Amalgamation

In the fall of 2006, the then chief executive officer of TSX Group and the chief executive officer of MX had discussions relating to the possibility of TSX Group taking a minority interest in MX above the current 10% limit. These discussions did not progress to an exploratory stage. In the late fall of 2006 and first quarter of 2007, MX focused on its stock exchange listing and strategic arrangements with NYMEX, both of which were successfully completed.

In early May 2007, the then chief executive officer of TSX Group initiated dialogue with his MX counterpart on a possible transaction. This initiative led to a series of discussions on a possible business combination of the two companies. On May 14, 2007, the chair of the Board, the chair of the rules and policies committee, a member of the Joint Audit Committee and the chief executive officer of MX, and the chair of the board, the chair of the finance and audit committee, the chair of the human resources committee, the chair of the governance committee and the then chief executive officer of TSX Group met and agreed to explore a possible transaction. A confidentiality agreement was signed by both companies on May 16, 2007, dated as of May 10, 2007. Discussions and meetings between certain board members and executives of the parties took place over several weeks and draft term sheets were prepared to describe the possible combination, the essential terms of which included an “at market” all share merger of the companies without any premium. NBF acted as financial advisor to MX for these discussions and BMO Capital Markets and Desjardins Securities acted as financial advisors to TSX Group. Each company’s board of directors considered the potential transaction on several occasions, but the discussions ultimately broke down, primarily on the lack of agreement on the combined entity’s governance model. On June 11, 2007, TSX Group addressed a letter to MX formally terminating the merger discussions, and no further negotiations took place between the parties on a possible merger until TSX Group submitted a new formal proposal by letter dated November 2, 2007 (the “November Proposal”).

On September 17, 2007, on an unsolicited basis, a United States based exchange group (“Exchange Group”) contacted MX about its interest in exploring a potential acquisition of MX, but without submitting a formal proposal or specific price. Confidentiality and standstill arrangements were agreed to, and discussions took place over a period of approximately two weeks. NBF and Citi acted as financial advisors to MX for these discussions. During the course of these discussions, MX outlined a list of “business continuity” covenants that MX believed would be required to have the proposed transaction (or any similar acquisition of MX) approved by the AMF and other relevant authorities. On October 2, 2007, the Exchange Group indicated to MX that for reasons unrelated to the merits of the proposed transaction, it was discontinuing the discussions. No further discussions or negotiations took place with the Exchange Group in respect of this matter, or any other party in respect of any similar transaction until receipt of the November Proposal.

Subsequent to the termination of the discussions with the Exchange Group, the Board of Directors, together with NBF and Citi, began a comprehensive review of MX’s strategic options, including measures to deal with the anticipated competition from TSX Group at the expiration of the 1999 Agreement in March 2009 and taking into account the consolidating exchange industry sector. On November 1, 2007, the then chief executive officer of TSX Group met with his MX counterpart, and a director of TSX Group met separately with the chair of MX, to outline the terms of the November Proposal which was formally submitted in writing on November 2, 2007, and which provided for an acquisition of MX by TSX Group at a premium to market and stipulated a price per MX Share of $36.82, subject to due diligence and agreement on other substantive terms. The proposed transaction was to be structured as a business combination where MX Shareholders would receive cash and TSX Group Shares in exchange for their MX Shares through a statutory amalgamation, resulting in MX becoming a direct subsidiary of TSX Group. The November Proposal contained a number of business continuity covenants.

A meeting of the Board of Directors was held on November 5, 2007 to consider the November Proposal with all directors being present, except Mr. Schaeffer who elected not to participate. NBF and Citi presented a detailed analysis of the November Proposal and advised that the price per share offered was towards the lower end of the fair value range for

MX’s shares. At this meeting, Ogilvy Renault LLP advised the Board of Directors on its fiduciary duties in the context of the TSX Group proposal. Given the nature of MX’s business, the importance of its operations to the Montréal local economy, its importance to the capital markets in Québec and Canada and the relevant regulatory framework including the 10% ownership limit on MX Shares, Ogilvy Renault LLP also advised that the Board would have to give due regard to relevant terms required to obtain AMF approval for any change of control transaction and the removal of the 10% limit and that in its judgment any such transaction would require substantive business continuity covenants.

At this Board meeting, Ogilvy Renault LLP advised the Board that a limited market canvass to assess the price proposed by TSX Group would be consistent with the Board’s fiduciary duties if it determined to pursue the November Proposal. NBF and Citi identified three potential exchange groups which were deemed most likely to show interest in an acquisition of MX and have the financial and management ability to respond quickly: “Group A”, “Group B” and “Group C”, but recommended against contacting any additional parties including the Exchange Group. The Board determined that it was interested in pursuing discussions with TSX Group in order to try to clarify and improve the November Proposal, but also in pursuing the limited market canvass outlined by its advisors and instructed management and the advisors accordingly.

Contact was then initiated with Group A, Group B and Group C on November 6, 2007, and each group was provided with a draft confidentiality and standstill agreement to sign in order to gain access to a management presentation and information package containing certain non-public information. No access to a data room was granted to these parties at that time. In the days following execution of such agreements, management of MX made a presentation to each of the exchange groups and their respective advisors, and responded to questions from each of them as they arose. On November 7, 2007, NBF and Citi met with TSX Group’s financial advisors to outline the areas of the November Proposal requiring clarification. By letter dated November 9, 2007, MX’s financial advisors invited each of Group A, Group B and Group C to submit a non-binding expression of interest to the Board of Directors by noon on November 12, 2007. On the same date, MX advised TSX Group in writing that the Board had, after consideration of the November Proposal, expressed serious interest in a proposed transaction but needed clarification with respect to a number of points and had directed management and MX’s advisors to engage in discussions with their counterparts on these elements. Late in the day on November 9, 2007 TSX Group submitted in writing its response to the matters requiring clarification.

The Board of Directors met on November 13, 2007, with all directors being present except Mr. Schaeffer, to consider the expressions of interest received from Group A and Group B, Group C having declined to submit a proposal, and to review the responses provided by TSX Group in writing on November 9, 2007. Both new expressions of interest received from Group A and Group B were for approximately $37 per MX Share and each provided for significantly less in terms of “business continuity” covenants than the November Proposal. After discussions with management, NBF, Citi and Ogilvy Renault LLP as to the financial and non-financial terms of the respective expressions of interest, the Board authorized and directed management to continue the pursuit of a transaction with TSX Group generally on the terms set out in the November Proposal, but with a view to improving price and business continuity covenants. During the period between November 13 and November 19, 2007 MX management, NBF and Citi had numerous discussions with TSX Group and its advisors concerning value. On November 19, 2007, the Board of Directors met to receive a report on the negotiations with TSX Group and after due consideration authorized the entering into on November 20, 2007, of an exclusive negotiation agreement between MX and TSX Group to pursue a business combination transaction on an exclusive basis for 21 days along the lines of a revised non-binding term sheet providing for a price per MX Share of $39 cash or a fractional TSX Group Share of equivalent value, subject to pro-ration, and significantly enhanced business continuity covenants. Mutual access was granted at this time to data rooms and negotiations then took place on the definitive agreements required to effect the transaction reflected in the non-binding term sheet appended to such agreement.

On November 29, 2007, in response to rumours and requests by Market Regulation Services Inc., both TSX Group and MX issued a press release confirming the fact that the parties had engaged in discussions and adding that no assurance could be given that a transaction would result from such discussions. On the same day, at the request of MX, TSX Group agreed to fix the number of fractional TSX Group Shares issuable as consideration at 0.7784, based on the closing price of such shares on TSX on November 28, 2007, being the last trading day prior to the foregoing press releases.

In parallel with these negotiations, and at the request of TSX Group, MX approached six of its significant shareholders on a confidential basis to enquire whether they would, should a transaction be successfully negotiated, enter into support agreements with TSX Group. Four of these shareholders ultimately agreed to enter into such agreements, the terms of which are summarily described under “The Amalgamation — MX Shareholder Approval Required for the

Amalgamation”. In addition during this period, Luc Bertrand, advised by Ogilvy Renault LLP and independent counsel, negotiated with TSX Group the terms of his employment by the combined group should a transaction be concluded.

Following a period of mutual due diligence and further negotiation, the Board of Directors met on December 4, 2007, again with all directors except Mr. Schaeffer being present, to receive the reports of management and the advisors and to consider and approve in principle the transaction subject to: (i) final approval once certain outstanding matters were resolved, (ii) approval by the board of directors of TSX Group being obtained and (iii) definitive agreements being executed. On December 8, 2007, the Board of Directors met to consider certain matters relating to the negotiations with respect to Mr. Bertrand’s employment agreement. At this meeting all directors were present except Mr. Schaeffer and Mr. Bertrand recused himself for part of the discussion. On December 9, 2007, once again with all directors being present except Mr. Schaeffer, and having received and considered the advice of its advisors (including the oral opinions of NBF and Citi, to be confirmed in writing on execution of definitive agreements, as to the fairness, from a financial point of view, of the consideration to be received by MX Shareholders in the proposed transaction) and, for the reasons enumerated below, among others, all directors present approved the entering into by MX of the Combination Agreement and of the Amalgamation Agreement, and agreed to support the proposed transaction.

On the same day, the TSX Group board of directors met to consider the combination and receive and consider the advice of its advisors including oral opinions of BMO Capital Markets and Desjardins Securities, to be confirmed in writing on execution of definitive agreements, as to fairness, from a financial point of view, of the consideration to be paid by TSX Group under the Combination Agreement.

On the morning of December 10, 2007, the TSX Group board of directors met to approve the transaction and requisite agreements. The agreements were executed and the transaction was announced jointly by the parties before the opening of trading on TSX on December 10, 2007.

Recommendation of the Board of Directors

After due consideration, the Board has determined that the Amalgamation is fair to all MX Shareholders and is in the best interests of MX and the MX Shareholders. Accordingly, the Board unanimously recommends that MX Shareholders vote FOR the Amalgamation Resolution. Mr. Richard Schaeffer, the Chairman of NYMEX, did not participate in this determination but has indicated that he concurs with the recommendation of the Board. On December 12, 2007, NYMEX entered into a Support and Voting Agreement with TSX Group. See “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

Reasons for the Board Recommendation

On December 9, 2007, the Board of Directors approved the Combination Agreement and the Amalgamation Agreement, and determined that the Amalgamation is fair to all MX Shareholders and is in the best interests of MX and the MX Shareholders. The Board of Directors unanimously recommends that MX Shareholders vote FOR the Amalgamation at the Meeting. See “The Amalgamation — Recommendation of the Board of Directors” and “The Amalgamation — MX Shareholder Approval Required for the Amalgamation.”

In reaching its decision to approve the Combination Agreement and recommend that the MX Shareholders approve the Amalgamation, the Board of Directors considered a number of factors, including those discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Board of Directors did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. Rather, the Board of Directors made its recommendation based on the totality of information presented to, and the investigation conducted by or at the direction of, the Board of Directors. In addition, individual directors may have given different weight to different factors. This explanation of the reasons for recommending the Amalgamation and other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement With Respect to Forward Looking Statements”.

In arriving at its determination, the Board of Directors consulted with MX’s management and its financial and legal advisors and considered a number of factors, including the following material factors, which the Board of Directors viewed as generally supporting its determination :

• Increased Competitive Strengths

•	Greater Product Offering. TSX Group and MX have limited product overlap. As an integrated exchange group bringing together the operational, financial and technical resources of TSX Group and MX, the combined entity will offer its customers access to diversified products and services. The combination of TSX Group and MX will create a leading North American exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives products, including products based on interest rates, equities, equity indexes, foreign exchange, energy and environmental financial products. The combined entity will be well-positioned to compete against other U.S. and foreign exchanges and the over-the-counter market in a rapidly evolving industry.

•	Increased Size and Financial Strength. MX Shareholders will benefit from participating in a larger entity after the Amalgamation. On a pro forma basis after giving effect to the Amalgamation, the combined entity would have had combined revenues and net income of approximately $432 million and $133 million, respectively, for the year ended December 31, 2006 and approximately $377 million and $122 million, respectively, for the nine-month period ended September 30, 2007. See “Selected Unaudited Pro Forma Financial Information”.

On a pro forma basis after giving effect to the Amalgamation, the combined entity would have a strong balance sheet and the potential to generate cash flow to finance future expansion, investments in new or improved technology, and development of new products and services for its customers.

•	More Diversified Revenue Base. MX Shareholders will have an interest in an exchange group that combines TSX Group’s large and liquid equities trading business with MX’s growing derivatives trading business. For the year ended December 31, 2006, approximately 75% of MX’s total transaction and clearing fee revenues were attributable to MX’s key products, the Three-Month Canadian Bankers’ Acceptance Futures contract (“BAX”), the Ten-Year Government of Canada Bond Futures contract (“CGB”) and the S&P Canada 60 Index Futures contract (“SXF”); the Amalgamation will reduce dependence on revenues and profits from these products.

•	Combination Delivers Value for MX Shareholders

•	Significant Premium to MX Share Price. MX Shareholders will receive total consideration of up to 15,346,000 TSX Group Shares and, upon the redemption of the Amalco Redeemable Shares, up to $428.2 million in cash. After the effect of full pro-ration and the redemption of the Amalco Redeemable Shares, MX Shareholders will be entitled to receive, for each MX Share, 0.5 of a TSX Group Share and $13.95 in cash. The consideration offered to MX Shareholders represents :

(i)	a 34% premium to the closing price of the MX Shares on November 28, 2007 (the “Unaffected MX Share Price”), the last trading day before MX and TSX Group publicly announced that they were in discussions regarding the Amalgamation, and

(ii)	a 46% premium (assuming full pro-ration) to the Unaffected MX Share Price based on the closing price of TSX Group Shares on December 7, 2007, the last trading day before MX and TSX Group announced the Amalgamation.

•	Continuing Participation in the Combined Entity’s Growth Potential. While MX Shareholders may monetize a significant portion of their investment in MX by electing the Cash Alternative, MX Shareholders as a group will own approximately 19 % of the TSX Group Shares upon completion of the Amalgamation, and will have the opportunity to share in the future growth and anticipated cost and revenue synergies of the combined entity.

•	Combination Creates Opportunity to Achieve Meaningful Synergies. The combination is anticipated to create significant value for TSX Group and MX Shareholders through the combined entity’s enhanced growth profile and opportunity to realize meaningful synergies. The parties are currently targeting annual cost synergies of $25 million, expected to be achieved by reducing corporate costs, rationalizing premises and data centres and optimizing technology. Depending on when the Effective Date occurs, synergies will be partially phased in during 2008, with most of the $25 million in synergies expected to be realized in 2009. In addition, MX and TSX Group will target revenue synergies by developing new trading, clearing and market data products, leveraging a broader platform across multiple asset classes, targeting cross-selling opportunities over the combined TSX Group-MX customer base, optimizing clearing models, and expanding the combined customer base globally.

•	Increased Liquidity. MX Shareholders who elect the Share Alternative will enjoy greater liquidity upon completion of the Amalgamation, as the larger combined entity is expected to have a market capitalization of approximately $4.1 billion, based on the closing price of the TSX Group Shares as at January 9, 2008.

•	Consideration Offered under the Amalgamation is Fair from a Financial Point of View. The MX Board of Directors has received written opinions from each of NBF and Citi, dated December 9, 2007 and December 10, 2007, respectively, to the effect that, as at their respective dates, and based upon the listed assumptions, limitations and considerations, the consideration to be received under the Amalgamation is fair from a financial point of view to all MX Shareholders. Copies of the opinions of NBF and Citi are contained in Appendix C to this Circular.

•	Significant Benefits for Québec and Canadian Capital Markets

•	Meaningful Business Continuity Covenants. The Amalgamation will redefine the Canadian capital markets, while ensuring, through meaningful business continuity covenants, the permanence of MX’s derivatives expertise. To ensure this permanence and that the associated value-added employment in the derivatives and information technology sectors remain in Montréal, the Combination Agreement provides that MX’s head office and its existing derivatives trading and related product operations will remain in Montréal, as will the head office of CDCC. In addition, the most senior executive officer of each of MX and CDCC will reside and work in Montréal. MX will also continue to manage the MCeX as it develops into a leading market for exchange traded environmental products in Canada. The AMF will continue as the lead regulator in respect of the operations of MX and CDCC, and the combined entity will remain subject to a 10 % ownership restriction and any amendments to this restriction will require the approval of each of the AMF and the OSC.

•	Continuing Involvement of MX Management. The combined entity will be led by a strong, experienced management team, including Mr. Luc Bertrand, the President and Chief Executive Officer of MX, who will assume the role of Deputy Chief Executive Officer of the combined entity and will retain the role of Chief Executive Officer of MX. Mr. Bertrand will have significant involvement in the combined entity and will oversee the integration of TSX Group and MX after the Amalgamation. In addition, Mr. Bertrand’s responsibilities will include (i) all of the combined entity’s derivatives activities in Canada and elsewhere, (ii) all of the combined entity’s commodity derivatives activities, (iii) NGX, (iv) all cash market and derivatives clearing activities, including CDCC, (v) MCeX (trading and clearing), (vi) BOX, and (vii) all of the information technology functions of the combined entity and the Chief Information Officer will report to Mr. Bertrand.

•	Continuing Québec Board Representation. Five of the initial 18 members of the board of directors of the combined entity will be MX-designated directors, including Mr. Bertrand. The MX-designated directors will be nominated for election to the board of directors of the combined entity at each of the first three annual meetings of the combined entity called following the Effective Date. In addition, at least one MX-designated director will sit on each committee of the board of directors of the combined entity for a period of three years after the Effective Date. Finally, at every annual meeting of the combined entity following the Effective Date, without restriction as to time, 25% of the total number of directors nominated for election in any such year will be residents of Québec, provided that the MX designated directors will be deemed to be residents of Québec for these purposes, regardless of whether or not they are residents of Québec.

•	Improved Positioning in the Global Exchange Industry

•	Improved Positioning in Light of Global Exchange Consolidation Trends. Substantial consolidation in the exchange sector has occurred and continues to occur around the world. The Amalgamation will create a substantially larger entity with a market capitalization of approximately $4.1 billion, based on the closing price of the TSX Group Shares as at January 9, 2008. The combined entity will be better positioned to compete and benefit from this consolidation trend.

•	Combination Creates Opportunities to Accelerate Growth Strategies. By bringing together the strong markets, teams and expertise of MX and TSX Group, the combined entity will be well-positioned to grow trading volumes, including by developing and launching new products, and will have the resources and scale to develop new high-value data services and offer an integrated clearing solution to an enlarged and international customer base. Furthermore, the combination allows the combined entity to generate growth prospects and strategies, including growth strategies outside of Canada, particularly in the U.S. via MX’s interest in BOX, to which TSX Group is strongly committed.

Fairness Opinions

MX retained NBF and Citi to act as its financial advisors in connection with the proposed Amalgamation. In connection with such engagement, MX requested that NBF and Citi evaluate the fairness, from a financial point of view, to the MX Shareholders of the consideration offered pursuant to the Amalgamation. On December 9, 2007, at a meeting of the Board held to evaluate the proposed Amalgamation, each of NBF and Citi delivered to the Board an oral opinion, which were confirmed by delivery of written opinions dated December 9, 2007, and December 10, 2007, respectively, to the effect that, as at their respective date, and based upon the assumptions, limitations and considerations set forth therein, the consideration to be received under the Amalgamation is fair from a financial point of view to all MX Shareholders.

The full text of each of Citi’s and NBF’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by NBF and Citi. The full text of each opinion is attached as Appendix C and is incorporated by reference into this Circular in its entirety. MX Shareholders are encouraged to read the opinions carefully in their entirety. Citi’s and NBF’s opinions are directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Amalgamation and do not address any other aspect of the Amalgamation or any related transaction. The opinions do not address the relative merits of the Amalgamation or any related transaction as compared to other business strategies or transactions that might be available to MX or the underlying business decision of MX to effect the Amalgamation or any related transaction. The opinions do not constitute a recommendation to any MX Shareholder as to how such MX Shareholder should vote or act with respect to any matters relating to the Amalgamation.

Citi’s and NBF’s opinions and financial analyses were only one of many factors considered by the Board in its evaluation of the Amalgamation and should not be viewed as determinative of the views of the Board or MX’s management with respect to the Amalgamation or the consideration provided for in the Amalgamation.

Under the terms of Citi’s and NBF’s engagement, MX has agreed to pay to each of NBF and Citi customary fees for their financial advisory services in connection with the Amalgamation, a portion of which was payable in connection with the respective delivery of the opinions and a significant portion of which is contingent upon the consummation of the Amalgamation. In addition, MX has agreed to reimburse NBF and Citi for their reasonable out-of-pocket expenses, and to indemnify NBF and Citi in certain circumstances.

MX selected NBF as its Canadian financial advisor and Citi as its global financial advisor in connection with the Amalgamation because each of NBF and Citi is a leading investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research, and including extensive experience in preparing valuations and fairness opinions.

MX Shareholder Approval Required for the Amalgamation

For the Amalgamation to be implemented, the Amalgamation Resolution must be approved by at least 66 2/3 % of the votes cast by all MX Shareholders present in person or represented by proxy at the Meeting.

Each of the Supporting MX Shareholders, who hold an aggregate of 5,271,459.334 MX Shares (representing 17.2 % of the issued and outstanding MX Shares) has entered into support and voting agreements with TSX Group (the “Support and Voting Agreements”) evidencing, among other things, their agreement (a) to support and vote their Shareholder Securities (as defined therein) in favour of the Amalgamation Resolution and to vote such securities against any Acquisition Proposal and to not otherwise support any Acquisition Proposal unless their Support and Voting Agreement is terminated in accordance with its terms; (b) until the earlier of the termination of their Support and Voting Agreement and the Effective Date, (i) not to take any action which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, except under limited circumstances, and (ii) not to sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any of their Shareholder Securities; and (c) in the event of a Superior Proposal, to continue to support and vote in favour of the Amalgamation Resolution at any meeting of MX Shareholders.

The Support and Voting Agreement entered into between each of Messrs. Luc Bertrand, Jean Turmel and Stephen Wayne Finch and TSX Group will not terminate in the event the Board of Directors exercises its right to terminate the Combination Agreement in order to accept a Superior Proposal. However, the Support and Voting Agreement entered into between NYMEX and TSX Group will terminate in such event.

Implementation of the Amalgamation

TSX Subco will, subject to MX Shareholders approving the Amalgamation Resolution at the Meeting and provided that all conditions precedent to the Amalgamation set forth in the Combination Agreement have been satisfied or waived, and provided further that the Amalgamation Agreement has not otherwise been terminated, as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation together with such other documents as may be required pursuant to the Companies Act to give effect to the Amalgamation. The Companies Act provides that, upon receipt of such Articles of Amalgamation, the Enterprise Registrar shall issue a Certificate of Amalgamation, whereupon the Amalgamation shall become effective on the date shown thereon.

Effect of Amalgamation Upon MX Shareholders

Following the Amalgamation, MX Shareholders will have received either TSX Group Shares or, upon the redemption of the Amalco Redeemable Shares, cash or a combination of TSX Group Shares and such cash in consideration for their MX Shares, depending on their election or deemed election and the pro-ration mechanism as described under the heading “The Amalgamation — Amalgamation Mechanics —Amalgamation”.

Plans for Amalco After the Amalgamation

TSX Group does not have, as of the date of this Circular, any specific plans or proposals for any material corporate transaction involving Amalco after the completion of the Amalgamation or the sale or transfer of a material amount of assets currently held by MX after the completion of the Amalgamation. MX has been advised by TSX Group that TSX Group currently does not have any plans to make a material change to the senior management of MX.

In the Combination Agreement, TSX Group and MX have agreed to certain undertakings that TSX Group will provide to the AMF, as well as certain matters that will form part of the Amalco Recognition Order, which demonstrate TSX Group’s commitment to maintain MX’s derivatives expertise and associated value-added employment in derivatives and information technology sectors in Montréal.

The TSX Group undertakings include the following:

1.	TSX Group shall not do anything to cause Amalco to cease to be the Canadian national exchange for all derivatives trading and related products, including being the sole operator for trading of carbon and other emission credits in Canada, without obtaining the prior authorization of the AMF and complying with any terms and conditions that the AMF may set in the public interest in connection with the change in operations of MX; and

2.	TSX Group shall cause the existing derivatives trading and related products operations of MX to remain in Montréal.

In addition, TSX Group has agreed that the Amalco Recognition Order shall provide that:

1.	Amalco and CDCC’s head and executive offices will remain in Montréal;

2.	the most senior executive officer of each of Amalco and CDCC will reside and work in Montréal; and

3.	Amalco will retain the name “Bourse de Montréal Inc. / Montréal Exchange Inc”.

Amalgamation Mechanics

Amalgamation

Pursuant to the terms of the Amalgamation Agreement, on the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX Group shall, through TSX Newco A, subscribe to shares of TSX Subco for an aggregate subscription amount corresponding to the cash consideration payable under the Cash Alternative.

On the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

1.	MX and TSX Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalco, under the Companies Act on the following terms and conditions:

(i)	the name of Amalco shall be “Bourse de Montréal Inc.” in the French language form and “Montréal Exchange Inc.” in the English language form;

(ii)	the head office of Amalco shall be situated in the Province of Québec and the address of its the head office shall be Tour de la Bourse, 800 Victoria Square, 4th Floor, Montréal, Québec, H4Z 1A9;

(iii)	the authorized share capital of Amalco shall consist of an unlimited number of Class A, Class B and Class C Common Shares, all without par value, and an unlimited number of Amalco Redeemable Shares, without par value; having the rights, privileges, conditions and restrictions set out in Appendix 1 of the draft Articles of Amalgamation attached as Schedule A to the Amalgamation Agreement;

(iv)	the restrictions on transfer of Amalco Shares and the other provisions relating to the conversion of MX Shares and the issued and paid-up capital of Amalco shall be as described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached as Schedule A to the Amalgamation Agreement;

(v)	there shall be no limitations on the activities of Amalco;

(vi)	the board of directors of Amalco shall initially consist of the four directors named in the Amalgamation Agreement;

(vii)	the by-laws of Amalco shall be in the form attached as Schedule B to the Amalgamation Agreement, subject to such changes as are required or useful to give effect to the transaction contemplated by the Combination Agreement, including to obtain all necessary approvals;

(viii)	all of the property, rights and assets of MX and TSX Subco immediately before the Effective Date shall become the property, rights and assets of Amalco;

(ix)	all of the liabilities and obligations of MX and TSX Subco immediately before the Effective Date shall become the liabilities and obligations of Amalco;

(x)	the Articles of Amalgamation shall be filed forthwith upon receipt of the Regulatory Approvals and the satisfaction of all conditions precedent to the Amalgamation set forth in the Combination Agreement;

(xi)	the Certificate of Amalgamation shall be issued forthwith upon the Articles of Amalgamation being filed with the Enterprise Registrar; and

(xii)	the Amalgamation shall become effective on the date shown on the Certificate of Amalgamation.

2.	Upon the Amalgamation becoming effective:

(i)	the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of TSX Group Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of Amalco Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as described below (see “The Amalgamation — Amalgamation Mechanics — Pro-ration”);

(ii)	each outstanding MX Option, whether vested or unvested, that is outstanding immediately prior to the Effective Date (an “Unexercised Option”) shall be cancelled and, in consideration for such cancellation, such holder shall receive from TSX Group an option (a “Replacement Option”) to purchase TSX Group Shares entitling the holder thereof to purchase a number of TSX Group Shares equal to the product of the number of MX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per TSX Group Share equal to the exercise price per MX Share of such Unexercised Option immediately prior to the Effective Date divided by the Exchange Ratio, subject to certain adjustments as provided in the Combination Agreement, which adjustments, if any, may only result in an increase to the new exercise price; should the foregoing calculation result in a Replacement Option being exercisable for a fraction of a TSX Group Share, then the number of TSX Group Shares subject to such Replacement Option shall be rounded down to the next whole number of TSX Group Shares. Except as set forth above, all of the terms and conditions of such Replacement Option will be the same as those of such Unexercised Option, including the original vesting period applicable thereto, if any, without any acceleration of such vesting period;

(iii)	the MX Stock Option Plan shall be terminated; and

(iv)	the MX Employee Purchase Plan shall be terminated, and MX shall cause: (i) all amounts or contributions held by the plan administrator to be used to purchase MX Shares prior to the termination of the plan; and (ii) all amounts, contributions or MX Shares to be allocated to and to fully vest in the participants prior to the termination of the plan.

For a complete description of the mechanics of the Amalgamation, see the Amalgamation Agreement attached as Appendix B to this Circular.

Fractional Shares

No fractional TSX Group Shares will be issued under the Amalgamation, and any resulting fractional TSX Group Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Group Share as described below.

In order to replace the fractional TSX Group Shares that would have otherwise been issued to MX Shareholders, TSX Group will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Group Shares (the “Remaining TSX Group Shares”) as represents the sum of the fractional TSX Group Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Group Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Group Shares through the facilities of TSX and pay the net proceeds of such sales, after brokerage sales commissions (and applicable withholding tax), to those MX Shareholders who are entitled to receive a fractional TSX Group Share based on their respective entitlements to Remaining TSX Group Shares.

Pro-ration

The maximum number of Amalco Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Amalco Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Amalco Redeemable Shares shall be $428.2 million (the “Maximum Cash Consideration”). The maximum number of TSX Group Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Group Shares (the “Maximum Share Consideration”).

If the aggregate cash consideration that would otherwise be payable by Amalco upon redemption of the Amalco Redeemable Shares to MX Shareholders who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Amalco Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Amalco Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Group Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Group Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Group Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Group Share as set forth under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”.

If the number of TSX Group Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Group Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Group Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Group Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Amalco Redeemable Shares as consideration for any balance which exceeds the number of TSX Group Shares allocated to the MX Shareholder (or cash in lieu of any fractional Amalco Redeemable Share that the MX Shareholder would otherwise have received as provided hereinabove), the number of such Amalco Redeemable Shares being the quotient of (i) the number of such balance of TSX Group Shares divided by (ii) the Exchange Ratio.

Treatment of the MX Options

As at January 9, 2008, MX Options to purchase an aggregate of 190,000 MX Shares were outstanding. In addition, up to 35,213 MX Options may be granted to two executive officers of MX before the end of January 2008, pursuant to the terms of existing employment agreements and in accordance with the terms of the MX Stock Option Plan.

Currently exercisable MX Options may be exercised at any time prior to the Effective Date.

The Combination Agreement provides that any Unexercised Option will be cancelled and replaced by a Replacement Option to purchase TSX Group Shares entitling the holder thereof to purchase a number of TSX Group Shares equal to the product of the number of MX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per TSX Group Share equal to the exercise price per MX Share of such Unexercised Option immediately prior to the Effective Date divided by the Exchange Ratio, subject to certain adjustments as provided in the Combination Agreement, which adjustments, if any, may only result in an increase to the new exercise price. Should the foregoing calculation result in a Replacement Option being exercisable for a fraction of a TSX Group Share, then the number of TSX Group Shares subject to such Replacement Option shall be rounded down to the nearest whole number of TSX Group Shares. Except as set forth in the Combination Agreement, all other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Unexercised Option, including the original vesting period applicable thereto, if any, without any acceleration of such vesting period. See “The Amalgamation — Amalgamation Mechanics — Amalgamation”.

Procedure for the Surrender of Share Certificates and Payment

Assuming the Amalgamation receives a favourable vote at the Meeting, and upon satisfaction of the conditions precedent to the Amalgamation, MX will, at least ten (10) days prior to the Effective Date, issue a press release that will notify MX Shareholders of the anticipated Effective Date and the Election Deadline, which will be 5:00 p.m. (Montréal time) the second Business Day prior to the Effective Date. MX Shareholders will be required to return the duly completed Transmittal and Election Form in order to receive the TSX Group Shares, the cash consideration payable upon the redemption of the Amalco Redeemable Shares or a combination of TSX Group Shares and such cash (after deducting any withholding tax, as applicable), to which they are entitled. MX Shareholders must return the duly completed Transmittal and Election Form prior to the Election Deadline in order to make a valid election and receive, as soon as possible following the Effective Date, the consideration to which they are entitled.

The details of the procedures for the deposit of share certificates representing the MX Shares and the delivery by the Depository of the TSX Group Shares or payment by the Depository of the cash consideration are set out in the Transmittal and Election Form accompanying this Circular (on yellow paper). MX Shareholders who do not have the Transmittal and Election Form, should contact the Depository by mail at P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario, M5C 2K4, Attention: Corporate Restructures, by telephone at 1-800-387-0825 or by email at inquiries@cibcmellon.com. The Transmittal and Election Form can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Amalco will, as soon as practicable following the later of the Effective Date and the presentation and surrender to the Depository of certificates representing an MX Shareholder’s MX Shares and the Transmittal and Election Form, duly completed in accordance with the instructions contained therein, and such other documents as the Depository may in its discretion consider acceptable, deliver or cause the Depository to deliver to such holder TSX Group Shares and the cash consideration, without interest, payable upon the redemption of the Amalco Redeemable Shares (net of withholding tax, if applicable), by way of cheque, which such holder has the right to receive under the terms of the Amalgamation. Certificates representing MX Shares so surrendered will forthwith be cancelled.

Until surrendered as contemplated under the terms of the Amalgamation, each certificate which immediately prior to the Effective Date represented one or more outstanding MX Shares will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, TSX Group Shares and the dividends and distribution accruing to the holder of such shares, if any, the cash consideration payable upon the redemption of the Amalco Redeemable Shares or a combination of TSX Group Shares and such cash (less any applicable withholding tax) which such holder has the right to receive under the terms of the Amalgamation, depending on the election or deemed election of the holder as described under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”. Any certificates formerly representing the MX Shares that are not presented and surrendered to the Depository as set forth herein, or any cheques representing the cash consideration payable pursuant to the Amalgamation not presented for payment, on or before the sixth anniversary of the Effective Date will, subject to the requirements of applicable Law with respect to unclaimed property, cease to represent a right or claim of any kind or nature. In such cases, the right of the holder of such certificates to receive, under the terms of the Amalgamation, the cash consideration to which such holder is entitled will be forfeited to Amalco and the right of such holder to be issued, under the terms of the Amalgamation, TSX Group Shares, together with all dividends and distributions thereon, if any, will be cancelled.

Any MX Shareholder who fails to complete a Transmittal and Election Form prior to the Election Deadline, as provided in the Amalgamation Agreement, or who does not properly elect either the Share Alternative or the Cash Alternative in the Transmittal and Election Form, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation, will be deemed to have elected the Cash Alternative.

If a share certificate has been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, TSX Group Shares or pay the cash consideration payable upon the redemption of the Amalco Redeemable Shares (net of withholding tax, if applicable), by way of cheque, which such holder has the right to receive under the terms of the Amalgamation in accordance with such holder’s duly completed Transmittal and Election Form. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash or TSX Group Shares are to be paid or issued shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Amalco and the Depository in connection with any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Any use of the mail to transmit a share certificate, a related Transmittal and Election Form, and any other required documents, is at the risk of the MX Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

MX Shareholders whose MX Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those MX Shares.

Redemption

Immediately following the Amalgamation, Amalco will automatically redeem all the outstanding Amalco Redeemable Shares in consideration for $39.00 in cash per share. No notice of redemption or other act or formality on the part of Amalco shall be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares shall be issued to holders.

MX Shareholders will, upon the redemption of such Amalco Redeemable Shares, cease to be shareholders of Amalco and will be entitled only to receive a cheque representing the cash consideration (after deducting any withholding tax, as applicable) which they have the right to receive under the terms of the Amalgamation, following the presentation and surrender by such MX Shareholders to the Depository of Transmittal and Election Forms, duly completed in accordance with the instructions contained therein, and such other documents as the Depository may in its discretion consider acceptable, together with share certificates representing all of the MX Shares held by such MX Shareholders. See “The Amalgamation — Amalgamation Mechanics — Procedure for the Surrender of Share Certificates and Payment”.

On and after the redemption of any such Amalco Redeemable Shares, the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the payment, without interest, of the cash consideration therefor (net of withholding tax, if applicable), unless payment of the aforesaid cash consideration has not been made in accordance with the provisions of the Amalgamation Agreement, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on such cash consideration be payable by Amalco or the Depository as a result of any delay in paying such cash consideration or otherwise.

Post-Amalgamation Reorganization

Immediately following the redemption of the Amalco Redeemable Shares, steps will be taken such that TSX Newco A will be wound up in TSX Newco B and Amalco will amalgamate with TSX Newco B to become a direct subsidiary of TSX Group. The articles and by-laws of the company resulting from such amalgamation will be the same, in all material respects, as those of Amalco (except that the articles of such company will not authorize the issuance of shares that are the same as Amalco Redeemable Shares but will authorize the issuance of other classes of preferred shares) and the directors of the company resulting from this amalgamation will be those mentioned under “MX and TSX Group After the Amalgamation — Directors”.

No Dissenting Shareholders’ Rights and Business Combination

Shareholders of companies incorporated under the Companies Act do not have a “right of dissent” with respect to amalgamations. A “right of dissent” may generally be described as a specified statutory provision which provides a shareholder opposing a material change to the corporate structure of a company or its share capital, which has otherwise been approved by the shareholders in accordance with applicable law, the right to be paid the fair value for his or her shares or to ask a competent tribunal to determine this fair value.

Rule 61-501 and Regulation Q-27 regulate insider bids, issuer bids, business combinations, going-private transactions and related party transactions to ensure that all securityholders are treated in a manner that is fair.

The Amalgamation does not constitute a “business combination” for the purposes of Rule 61-501, as no related party of MX, including the directors or senior officers of MX, will receive a “collateral benefit” pursuant to the Amalgamation. In that regard, Rule 61-501 excludes from the meaning of “collateral benefit” a benefit to a related party such as a director or senior officer where: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the director or senior officer for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the director or senior officer supporting the transaction in any manner; (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (iv) either (A) at the time the transaction is agreed to, the director or senior officer and his or her associated entities beneficially owns, or exercises control or direction over, less than l% of each class of the outstanding securities of the issuer outstanding or (B) the director or senior officer discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns; an independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the director or senior officer, is less than 5% of the value of the consideration the director or senior officer will receive pursuant to the terms of the transaction for the equity securities he or she beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

To the knowledge of MX, as at January 9, 2008, each of the directors and senior officers of MX who are entitled to receive payments and benefits in connection with the Amalgamation, and their respective associated entities, solely in connection with their services as directors and senior officers, held less than 1% of the issued and outstanding MX Shares on December 10, 2007, except for Mr. Luc Bertrand. See “Information Regarding MX — Interest of Informed Persons in Material Transactions”. The Board of Directors, excluding Mr. Luc Bertrand, reviewed in accordance with Rule 61-501 the terms and conditions of the Employment Agreement and the benefits to be received by Mr. Bertrand pursuant to the Amalgamation. In accordance with Rule 61-501, Mr. Bertrand disclosed to the Board of Directors the aggregate consideration that will be received pursuant to the Amalgamation for the MX Shares beneficially owned, or over which control or direction is exercised, by him and the Board of Directors excluding Mr. Luc Bertrand determined that the value of the benefits provided to Mr. Bertrand under the Employment Agreement, net of offsetting costs, is less than 5% of the value of the consideration that he is entitled to receive pursuant to the Amalgamation for the MX Shares beneficially owned, or over which control or discretion is exercised, by him. Consequently, the Board of Directors determined that these benefits are not “collateral benefits” within the meaning of Rule 61-501.

The AMF indicated, in a notice published June 25, 2004, that Regulation Q-27 is being amended to substantially mirror Rule 61-501, and, in connection therewith, MI 61-101 is currently expected to come into force in Québec and Ontario on February 1, 2008, whereupon Regulation Q-27 will be repealed. Pending the coming into force of MI 61-101, the AMF has stated that it would grant, on a discretionary basis, relief for transactions that would otherwise benefit from an exemption under Rule 61-501, or not be subject to its requirements. Since the Amalgamation may be considered a “going-private transaction” within the meaning of Regulation Q-27, MX has applied for exemptive relief from the valuation and minority approval requirements of Regulation Q-27 on the basis that the Amalgamation is not a “business combination” under Rule 61-501.

Regulatory Matters and Other Consents

Under the Combination Agreement, MX and TSX Group have agreed to proceed diligently, in a coordinated fashion, to apply for and obtain all Regulatory Approvals in connection with the Amalgamation. Other than the Regulatory Approvals and the Required Vote, neither MX nor TSX Group is aware of any material approval or action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Amalgamation. See “The Combination Agreement —Regulatory Approvals”.

Securities Law Matters

The following is a brief summary of the securities law considerations applicable to the Amalgamation and transactions contemplated thereby.

Canadian Securities Laws

Status under Canadian Securities Laws

MX is a reporting issuer (or the equivalent) in each of the provinces and territories of Canada. MX Shares currently trade on TSX under the symbol “MXX”. TSX Group Shares are listed on TSX under the symbol “X”. It is a condition to the completion of the Amalgamation that the TSX Group Shares issuable under the terms thereof, including upon the exercise of the Replacement Options, be approved for listing on TSX, subject to the filing of required documentation, notice of issuance and/or other usual requirements and compliance with all applicable securities laws. TSX has conditionally approved the listing of the TSX Group Shares issuable under the Amalgamation, including upon exercise of the Replacement Options. Listing is subject to TSX Group fulfilling all of the requirements of TSX.

Issue and Resale of TSX Group Shares Under Canadian Securities Laws

Each MX Shareholder is urged to consult the holder’s professional advisors to determine the conditions and restrictions applicable under Canadian law to trades in TSX Group Shares.

The issuance of TSX Group Shares in connection with the Amalgamation, and the issuance of TSX Group Shares from time to time upon the exercise of Replacement Options, will be exempt from the prospectus and registration requirements of applicable Canadian securities legislation. The sale of TSX Group Shares received pursuant to the Amalgamation will be free from restriction on the first trade of such TSX Group Shares provided that (i) such sale is not a control distribution, (ii) no unusual effort is made to prepare the market or to create a demand for the TSX Group Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale and (iv) if the selling security holder is an insider or officer of TSX Group, the selling security holder has no reasonable grounds to believe that TSX Group is in default of Canadian Securities Laws.

U.S. Securities Laws

Status Under U.S. Securities Laws

Neither TSX Group nor MX is, or will following the Amalgamation be, a reporting company in the United States.

Offer, Sale and Resale of TSX Group Shares Under U.S. Securities Laws

Each MX Shareholder is urged to consult the holder’s professional advisors to determine the resale restrictions, if any, applicable to TSX Group Shares.

The offering and sale of TSX Group Shares in connection with the Amalgamation is being registered under a multijurisdictional disclosure system adopted by the United States that permits this Circular to be prepared in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The issuance of the Amalco Redeemable Shares has not been, and is not required to be, registered in the United States because, among other things, such shares will be immediately redeemed for cash in the Amalgamation. The resale of TSX Group Shares received by U.S. Shareholders pursuant to the Amalgamation will be free from restriction in the United States provided that such persons are not, and have not been during the three-month period preceding the resale, affiliates of TSX Group. U.S. Shareholders who are affiliates of TSX Group after the Amalgamation will be subject to restrictions on resale imposed by the U.S. Securities Act. These affiliates may not resell their TSX Group Shares within the United States unless such shares are registered under the U.S. Securities Act or an exemption from registration is available. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its affiliates.

Exercise of Replacement Options to be Issued in Exchange for the MX Options

Under and as provided in the Combination Agreement, TSX Group will issue Replacement Options on the basis set forth in the Combination Agreement. TSX Group Shares issuable on exercise of Replacement Options have not been registered under the U.S. Securities Act. As a result, the Replacement Options may not be exercised by or on behalf of a person in the United States, and the TSX Group Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such TSX Group Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Financing Arrangements and Expenses of the Amalgamation

TSX Group intends to finance the cash consideration payable upon the redemption of the Amalco Redeemable Shares with a three-year $430 million term facility underwritten by BMO Capital Markets and Caisse Centrale Desjardins.

Except as otherwise indicated, the Combination Agreement provides that each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of the Combination Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

In the event the Amalgamation is not completed, the fees and expenses of MX, excluding any Termination Fee, (as described below under “The Combination Agreement — Termination Fee”) or expense reimbursement (as described below under “The Combination Agreement — Expense Reimbursement”), if applicable, are not expected to exceed $4 million in the aggregate. Management of MX estimates that its total expenses in connection with the Combination Agreement, the Amalgamation Agreement and the Amalgamation, will be approximately $16 million including third party legal, accounting, advisory and investment banking, filing, printing, proxy solicitation, and mailing expenses.

Assuming that the Effective Date occurs in the first quarter of 2008, the estimated costs and fees of TSX Group in connection with the Combination Agreement, the Amalgamation Agreement and the Amalgamation, including, without limitation, financial advisors’ fees, bank fees, filing fees, legal and accounting fees are estimated to be approximately $32 million.

Delisting and Reporting Issuer Status

Following the Effective Date, the MX Shares will be delisted from TSX and MX will submit the required application seeking a decision that it cease being a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status.

THE COMBINATION AGREEMENT

The following description of certain material provisions of the Combination Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Combination Agreement, a copy of which was filed on SEDAR and EDGAR on December 11, 2007 and is available through the internet at www.sedar.com and at www.sec.gov.

Pursuant to the Combination Agreement, it was agreed that, subject to the terms and conditions set forth therein, the MX Shares shall, at the election of each holder thereof, in each case subject to pro-ration as described herein, either be (a) cancelled, the holder thereof being entitled to receive in exchange such number of TSX Group Shares equal to the product of the number of MX Shares held by such MX Shareholder multiplied by the Exchange Ratio; or (b) converted into such number of Amalco Redeemable Shares as is equal to the number of MX Shares held by such Shareholder, which Amalco Redeemable Shares are to be redeemed immediately following the Amalgamation for $39.00 per share.

Representations and Warranties

The Combination Agreement contains representations and warranties of MX and TSX Group to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between MX and TSX Group and may be subject to important qualifications and limitations agreed to by MX and TSX Group in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under securities laws or were used for the purpose of allocating risk between MX and TSX Group rather than establishing matters as facts. For the foregoing reasons, MX Shareholders should not rely on the representations and warranties as statements of factual information.

Regulatory Approvals

In the Combination Agreement, MX and TSX Group agreed: (i) to take promptly all actions necessary to cause the filings required by them and their respective Subsidiaries, to obtain all Regulatory Approvals to be made as soon as possible and, in the case of the filings under the Competition Act, filing on or before December 24, 2007, an application for an advance ruling certificate and a long-form pre-merger notification; (ii) to comply at the earliest practicable date with any request for additional information received by any of them or their Subsidiaries, from any Governmental Entities, including the AMF, the OSC, the SEC or the Competition Bureau in connection with obtaining any Regulatory Approval; and (iii) to cooperate with each other in connection with their respective filings with respect to obtaining any Regulatory Approval and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Combination Agreement commenced by any Governmental Entity.

In addition, TSX Group agreed to provide a written undertaking in favour of the AMF in support of the Amalco Recognition Order. The provisions of TSX Group’s proposed undertaking are set forth under “MX and TSX Group After the Amalgamation — Governance and Business Continuity”.

The Combination Agreement also provides that, in order to ensure the permanence of MX’s derivatives expertise and the associated value-added employment in derivatives and information technology sectors in Montréal, the Amalco Recognition Order shall provide that:

1.	Amalco and CDCC’s head and executive offices will remain in Montréal;

2.	the most senior executive officer of each of Amalco and CDCC will reside and work in Montréal; and

3.	Amalco will retain the name “Bourse de Montréal Inc. / Montréal Exchange Inc”.

Covenants of the Parties

The Combination Agreement also contains customary negative and affirmative covenants on the part of both parties.

Recommendation of Amalgamation

MX has agreed that, subject to its obligations regarding non-solicitation of Acquisition Proposals or determination of Superior Proposals set forth below under “Covenants of MX Regarding Non-Solicitation and Fiduciary Out”, it will, through the Board of Directors:

1.	unanimously recommend at the Meeting that MX Shareholders vote all of their MX Shares in favour of the Amalgamation Resolution and, through its Board of Directors, publicly reconfirm such recommendation upon the reasonable request in writing from time to time of TSX Group and, in addition, not act or fail to act in any way that might reasonably be expected to discourage the MX Shareholders from voting in favour of the Amalgamation or that might reasonably encourage the MX Shareholders to vote against the Amalgamation;

2.	not withdraw its recommendation that MX Shareholders vote in favour of the Amalgamation; and

3.	use commercially reasonable efforts to cause the directors and senior officers of MX and its Subsidiaries, other than Supporting MX Shareholders to vote the MX Shares held by them at the Meeting in favour of the Amalgamation Resolution.

Covenants of MX Regarding the Amalgamation

MX also agreed that, until the earlier of (i) the Effective Date; or (ii) the date the Combination Agreement is terminated pursuant to its terms, MX shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by MX or any of its Subsidiaries, as the case may be, under the Combination Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Combination Agreement.

MX further agreed that it shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with the MX covenants, as if all references therein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be.

Operation of Business by MX

MX also agreed that, until the earlier of: (i) the Effective Date; or (ii) the date the Combination Agreement is terminated pursuant to its terms, except as provided in the MX Disclosure Letter, consented to in writing by TSX Group, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by the Combination Agreement or as is otherwise required by applicable Law or a Governmental Entity:

1.	the business of MX and its Subsidiaries shall be conducted only, and MX and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and MX shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and key employees, in each case, consistent with past practice;

2.	MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the MX Shares owned by any Person or the securities of any Subsidiary owned by a Person other than MX except for, in the case of any Subsidiary wholly-owned by MX, any dividends payable to MX or any other wholly-owned Subsidiary of MX; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MX or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MX or its Subsidiaries, other than the issuance of MX Shares issuable pursuant to the terms of the outstanding MX Options and MX Rights; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more MX wholly-owned Subsidiaries or between MX and an MX wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of MX or any of its Subsidiaries; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

3.	MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any Subsidiary or of CAREX) of MX or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) sell, pledge, lease, license, dispose of or encumber its securities or units in BOX; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any property or assets of any other Person with a fair market value, individually or in the aggregate, in excess of $4.0 million; (iv) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially market terms and (b) Indebtedness incurred in the ordinary course of business not to exceed $300,000 in the aggregate; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the MX Financial Statements; (vi) waive, release, grant or transfer any rights; (vii) enter into a new line of business; (viii) authorize any change to any of its fee schedules other than in the ordinary course of business consistent with past practice; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; other than, in respect of clauses (v) and (vi) in respects of claims, liabilities, obligations or rights not to exceed $300,000 in the aggregate;

4.	MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that, if entered into prior to the date of the Combination Agreement, would be an MX Material Contract; (ii) amend in any material respect any MX Material Contract; (iii) enter into any Contract that limits or otherwise restricts in any material respect MX or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict in any material respect TSX Group or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into the Combination Agreement; or (iv) terminate, cancel or amend in any material respect any Material Contract;

5.	other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date of the Combination Agreement, or as otherwise agreed by TSX Group, neither MX nor any of its Subsidiaries: (i) shall grant to any officer or director of MX or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of MX or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any MX plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of MX or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the ordinary course of business consistent with existing policies and practices;

6.	MX shall not, and shall not permit any of its Subsidiaries to, make any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or make any loans to any officer or director of MX or any of its Subsidiaries;

7.	MX shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Actions or any material claim; or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of MX in its capacity as such and that (a) requires any payment to such security holders by MX or any Subsidiary or (b) adversely affects in any material respect the ability of MX and the Subsidiaries to conduct their business, other than, in the case of clauses (i) and (ii)(a), such settlements or compromises that do not require payments by MX in excess of $500,000; and

8.	MX shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering MX or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to its rights with respect to director and officer liability under the Combination Agreement, none of MX or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

MX further agreed that it shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with the foregoing covenants, as if all references therein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be.

Covenants of TSX Group Regarding the Amalgamation

TSX Group agreed that, until the earlier of: (i) the Effective Date; or (ii) the date the Combination Agreement is terminated pursuant to its terms, TSX Group shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by TSX Group or any of its Subsidiaries under the Combination Agreement and shall do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated thereby.

Operation of Business by TSX Group

TSX Group has also agreed that until the earlier of: (i) the Effective Date; or (ii) the date the Combination Agreement is terminated pursuant to its terms, except as provided in the TSX Group Disclosure Letter, consented to in writing by MX, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by the Combination Agreement or as is otherwise required by applicable Law or a Governmental Entity:

1.	the business of TSX Group and its Subsidiaries shall be conducted only, and TSX Group and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and TSX Group shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships;

2.	TSX Group shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the TSX Group Shares owned by any Person or the securities of any Subsidiary owned by a Person other than TSX Group except for, in the case of any Subsidiary wholly-owned by TSX Group, any dividends payable to TSX Group or any other wholly-owned Subsidiary of TSX Group; provided, that TSX Group may pay quarterly cash dividends consistent with past practice; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or agree to issue, grant or sell any shares of TSX Group or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of TSX Group or its Subsidiaries, other than the issuance of TSX Group Shares issuable pursuant to the terms of the outstanding TSX Group Options or the issuance, sale or transfer to TSX Group or any Subsidiary of TSX Group of shares of the Subsidiaries of TSX Group, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire any such shares; (v) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of TSX Group or any of its operating Subsidiaries; or (vi) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws;

3.	TSX Group shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, lease, license, dispose of or encumber any material assets (including the capital stock of any Subsidiary) of TSX Group or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) enter into any merger, amalgamation, consolidation or acquisition of shares or assets of any other Person (a) with a fair market value in excess of $400.0 million in the aggregate or (b) if such merger, amalgamation, consolidation or acquisition would reasonably be expected to have the legal or practical effect of delaying or preventing, or reducing the likelihood of consummation of the Amalgamation or the obtaining of any regulatory or other consent or approval contemplated in the Combination Agreement prior to the Target Completion Date; or (iii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and

4.	other than in the ordinary course of business consistent with past practice, TSX Group shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into any Contract that limits or otherwise restricts in any material respect TSX Group or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or restrict in any material respect TSX Group or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or which would reasonably be expected to result in a Material Adverse Effect on TSX Group or Amalco.

Business Continuity and Other Covenants of TSX Group

The Combination Agreement also provides that, in order to ensure the permanence of MX’s derivatives expertise and the associated value-added employment in derivatives and information technology sectors in Montréal, the Amalco Recognition Order shall provide that:

1.	Amalco and CDCC’s head and executive offices will remain in Montréal;

2.	the most senior executive officer of each of Amalco and CDCC will reside and work in Montréal; and

3.	Amalco will retain the name “Bourse de Montréal Inc. / Montréal Exchange Inc”.

In addition, TSX Group agreed to provide a written undertaking in favour of the AMF in support of the Amalco Recognition Order. The provisions of TSX Group’s proposed undertaking are set forth under “MX and TSX Group After the Amalgamation — Governance and Business Continuity”.

In the Combination Agreement, TSX Group further agreed that:

1.	at the Effective Date, TSX Group shall cause the MX Nominees to join the board of directors of TSX Group, the membership of which shall be increased to 18 directors;

2.	from and after the Effective Date, TSX Group shall (i) in the usual and ordinary course of business consistent with past practice, convene an annual and special meeting of the TSX Group Shareholders in connection with which it shall propose that the name of TSX Group be changed to “TMX Group Inc.”; and (ii) comply with the terms of the Québec Approvals in accordance with their terms and conditions, as the same may continue to be applicable to TSX Group; and

3.	on the opening of the first TSX trading window following the Effective Date, TSX Group will grant the individuals listed in the TSX Group Disclosure Letter who are then employed by Amalco a one-time award under TSX Group’s long-term incentive program on the terms set forth in the TSX Group Disclosure Letter, in recognition of the continuing services of such individuals to Amalco.

Covenants of MX Regarding Non-Solicitation and Fiduciary Out

MX has agreed, except as otherwise permitted by the Combination Agreement, not to, directly or indirectly, through any officer, director, employee, representative (including financial or other advisor) or agent of MX or any of its Subsidiaries (collectively, “Representatives”), (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or (v) accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal.

Notwithstanding any provision to the contrary in the Combination Agreement, nothing shall prevent the Board of Directors, prior to the approval of the Amalgamation Resolution by MX Shareholders, from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement, and providing information pursuant to the provisions of the Combination Agreement, regarding a bona fide Acquisition Proposal that the Board of Directors determines would be reasonably likely to result in a Superior Proposal.

MX shall promptly (and in any event within 24 hours) notify TSX Group, at first orally and then in writing, of any Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs MX, any member of the Board of Directors or such Subsidiary that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as TSX Group may reasonably request including the identity of the Person making such proposal, inquiry or contact.

If MX receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal in writing in respect of MX (the existence and content of which have been disclosed to TSX Group) prior to the approval of the Amalgamation Resolution by the MX Shareholders, and the Board of Directors determines that such proposal would be reasonably likely to result in a Superior Proposal then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement provide such Person with access to information regarding MX or any of its Subsidiaries.

Nothing contained in the non-solicitation provisions set forth above shall, among other things, prohibit the Board of Directors from taking any action to fulfill its disclosure or legal obligations to MX Shareholders prior to the Effective Date, if in the good faith judgement of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board of Directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including, without limitation, issuing a directors’ circular under applicable securities Laws or calling and holding a meeting of MX Shareholders requisitioned by such MX Shareholders in accordance with the Companies Act); provided MX and its Representatives (other than the NYMEX representative on the Board of Directors) are not otherwise in breach of the non-solicitation provisions set forth above.

The Combination Agreement provides that, notwithstanding MX’s non-solicitation covenants set forth therein, TSX Group has the right to match any Superior Proposal during a response period (the “Matching Period”) of five Business Days after the date (the “Notice Date”) that is the later of (a) the date TSX Group received written notice of MX’s proposed determination to accept, approve, recommend or enter into any Contract relating to an Acquisition Proposal; and (b) the date TSX Group received a copy of the Acquisition Proposal.

During the Matching Period, TSX Group has the opportunity (but not the obligation) to offer to amend the terms and conditions of the Combination Agreement and the Amalgamation Agreement such that the Acquisition Proposal would cease to be a Superior Proposal. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Matching Period and 48 hours after the Notice Date in respect of the modification of the Acquisition Proposal.

After the Matching Period, if the Board of Directors (a) determines that such Acquisition Proposal continues to constitute a Superior Proposal; and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, MX may accept, approve, recommend or enter into any Contract relating to an Acquisition Proposal and the Board of Directors may make a Change in Recommendation. Prior to taking any such action, MX shall be required to terminate the Combination Agreement and pay the Termination Fee.

Employee Matters

From and after the Effective Date, TSX Group shall honour and perform, or cause Amalco or a successor to Amalco, as the case may be, to honour and perform, all of the obligations of MX and any of its Subsidiaries under employment and other agreements with current or former employees, and for a period of 12 months following the Effective Date, subject to its obligations under the Combination Agreement, shall provide MX employees with benefits that are substantially equivalent to those provided by MX under the MX Plans. From and after the Effective Date, TSX Group shall also use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this paragraph as if all references herein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be; it being understood that such covenant on the part of TSX Group shall not give any employees of MX or any of its Subsidiaries (including CAREX and BOX) any right to continued employment nor impair in any way the right of MX or any of its Subsidiaries (including CAREX and BOX) to terminate the employment of any employees.

Conditions Precedent to the Amalgamation

Mutual Conditions Precedent

The obligations of the parties to complete the Amalgamation and the other transactions contemplated by the Combination Agreement are subject to the fulfillment, on or before the Effective Date, of each of the following conditions precedent, each of which may be waived only by the mutual consent of the parties: (a) the Amalgamation Resolution shall have been approved at the Meeting by not less than the Required Vote; (b) all Regulatory Approvals shall have been obtained on terms satisfactory to the parties, acting reasonably; (c) there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling that would: (i) reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation in accordance with its terms; or (ii) otherwise be inconsistent with the Regulatory Approvals which have been obtained; (d) no applicable Law shall be in effect that prohibits the consummation of the Amalgamation; and (e) the Combination Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of TSX Group

The obligations of TSX Group to complete the Amalgamation and the other transactions contemplated by the Combination Agreement are also subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent, each of which is for TSX Group’s exclusive benefit and may be waived by TSX Group and any one or more of which, if not satisfied or waived, will relieve TSX Group of any obligation under the Combination Agreement: (a) all acts, undertakings, obligations, agreements and covenants of MX under the Combination Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by MX; (b) all representations and warranties of MX relating to its corporate existence and power, its corporate authorization and its capitalization shall be true and correct in all respects on the Effective Date, and all other representations and warranties of MX set forth therein shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) the 1999 Agreement shall have been terminated, in accordance with its terms, effective as at the Effective Date.

TSX Group may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by TSX Group with its obligations under the Combination Agreement if the condition precedent would have been satisfied but for a default by TSX Group in complying with its obligations thereunder.

Additional Conditions Precedent to the Obligations of MX

The obligations of MX to complete the Amalgamation and the transactions contemplated by the Combination Agreement are also subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which is for the exclusive benefit of MX and may be waived by MX and any one or more of which, if not satisfied or waived, will relieve MX of any obligation under the Combination Agreement: (a) all acts, undertakings, obligations, agreements and covenants of TSX Group under the Combination Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by TSX Group; (b) all representations and warranties of TSX Group relating to its corporate existence and power and its corporate authorization shall be true and correct in all respects on the Effective Date, and all other representations and warranties of TSX Group set forth therein shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) the board of directors of TSX Group and TSX Subco, as the case may be, shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by TSX Group and TSX Subco, as the case may be, to permit the Amalgamation and the redemption of the Amalco Redeemable Shares to be issued to MX Shareholders upon the Amalgamation in accordance with the Articles of Amalgamation; and (d) TSX Group shall have deposited with the Depository in escrow immediately prior to the time of filing of the Articles of Amalgamation the funds and a treasury order relating to the issuance of a sufficient number of TSX Group Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Amalgamation and the Depository shall have confirmed to MX receipt of the funds and the TSX Group Shares.

MX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by MX with its obligations under the Combination Agreement if the condition precedent would have been satisfied but for a default by MX in complying with its obligations thereunder.

Termination Rights

Termination by Mutual Consent

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders) by the mutual agreement of MX and TSX Group (without further action on the part of MX Shareholders, if terminated after the holding of the Meeting).

Termination by Either MX or TSX Group

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders) by either MX or TSX Group, if: (a) the Effective Date shall not have occurred on or before the Target Completion Date, except that such right to terminate the Combination Agreement shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Date to occur by such date; (b) after December 10, 2007, there shall be enacted or made any applicable Law (or any such applicable Law shall have been amended) that makes consummation of the Amalgamation illegal or otherwise prohibited or enjoins MX or TSX Group from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or (c) the MX Shareholders fail to approve the Amalgamation Resolution at the Meeting.

Termination by TSX Group

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders) by TSX Group, if: (a) prior to obtaining the approval of the Amalgamation Resolution by the MX Shareholders, the Board of Directors publicly proposes to approve or recommend an Acquisition Proposal, withdraws, amends, modifies or qualifies, in a manner adverse to TSX Group, the approval or recommendation of the Board of Directors in relation to the Amalgamation or fails to publicly reconfirm such approval or recommendation upon the reasonable request in writing from time to time of TSX Group (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation); (b) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MX set forth in the Combination Agreement shall have occurred that would cause the conditions precedent for the benefit of both parties or TSX Group not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that TSX Group is not then in breach of the Combination Agreement so as to cause any of the conditions precedent for the benefit of both parties or MX not to be satisfied; or (c) the Board of Directors authorizes MX, in accordance with the provisions of the Combination Agreement, to enter into a written agreement concerning a Superior Proposal.

Termination by MX

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders) by MX, if: (a) the Board of Directors authorizes MX, in accordance with the provisions of the Combination Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, MX pays the Termination Fee (b) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TSX Group set forth in the Combination Agreement shall have occurred that would cause the conditions precedent set forth therein for the benefit of both parties or MX not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that MX is not then in breach of the Combination Agreement so as to cause any of the conditions precedent for the benefit of both parties or TSX Group not to be satisfied; or (c) TSX Group does not provide or cause to be provided to the Depository sufficient funds and a treasury order relating to the issuance of a sufficient number of TSX Group Shares to complete the transactions contemplated by the Combination Agreement.

Termination Fee

MX will pay to TSX Group $45.7 million, less any amounts previously paid by MX to TSX Group for reimbursement of expenses referred to under “The Combination Agreement — Expense Reimbursement”, in the event of:

(a)	the termination of the Combination Agreement by (A) TSX Group as a result of (i) a Change in Recommendation or (ii) the Board of Directors authorizing MX, in accordance with the provisions of the Combination Agreement, to enter into a written agreement concerning a Superior Proposal, in which cases the Termination Fee shall be paid within two Business Days following such occurrence, or (B) MX following a determination by the Board of Directors to authorize MX to enter into a written agreement concerning a Superior Proposal, in which case the Termination Fee shall be paid simultaneously therewith; or

(b)	the termination of the Combination Agreement by (A) TSX Group as a result of a breach of any representation or warranty or a failure to perform any covenant or agreement on the part of MX set forth therein which would cause the conditions precedent for the benefit of both parties or TSX Group not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that TSX Group is not then in breach of the Combination Agreement so as to cause any of the conditions precedent for the benefit of both parties or MX not to be satisfied, or (B) by either MX or TSX Group as a result of (i) the Effective Date not having occurred on or before the Target Completion Date, except where such right of termination is exercised by a party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Date to occur by such date; or (ii) the MX Shareholders having failed to approve the Amalgamation Resolution at the Meeting, but only if, in the case of (A) and (B): (i) prior to the Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than TSX Group; and (ii) an Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive Contract with respect to an Acquisition Proposal is entered by MX within such 365-day period and such Acquisition Proposal is later consummated; in which cases the Termination Fee shall be paid upon closing of the applicable acquisition referred to herein.

Expense Reimbursement

The Combination Agreement also provides that in the event that the Combination Agreement is terminated by MX or TSX Group as a result of the MX Shareholders having failed to approve the Amalgamation Resolution at the Meeting, MX shall pay, or cause to be paid, to TSX Group all reasonable documented expenses, costs and fees of TSX Group and its affiliates incurred in connection with the transactions contemplated thereby and related financings, not to exceed $7.5 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of TSX Group’s provision of documentation in respect of such expenses.

INFORMATION REGARDING MX

Overview

MX is Canada’s oldest exchange and a leader in the trading of standardized financial derivatives products, offering individual and institutional investors, both in Canada and abroad, a wide range of risk management products for protecting their investments and providing opportunity for growth. MX’s services include fully electronic trading platform and related services, as well as information technology solutions, including products and services related to its state-of-the-art SOLA® electronic trading platform. Through its wholly-owned subsidiary, CDCC, MX provides central counterparty, clearing and settlement services for MX-listed products and certain over-the-counter (“OTC”) transactions, and guarantees the settlement of all transactions taking place on its markets. MX holds a significant ownership interest in BOX, a U.S. automated equity options exchange and a facility of the BSE, and MX manages BOX’s technical operations and electronic trading platform. On March 13, 2007, together with NYMEX, MX created the CAREX business venture for the trading and clearing of OTC (in the first phase) and on-exchange (in the second phase) futures and options contracts with financial or physical settlement relating to Canadian-based energy (including natural gas, heavy crude oil and power), metals and soft commodities. In July 2006, together with CCX, MX announced the joint creation of MCeX, which aims to become the first regulated market in Canada for emissions related and environment-related derivatives products.

After more than forty years of securities trading activity at the Exchange Court in Montréal, the Montréal Stock Exchange was formed and officially commenced operations in 1874. The Montréal Stock Exchange pioneered several aspects of stock exchange development. It was the first exchange in Canada to formally address the fair treatment of investors, and in the late 1960s, revised its rules, created an ombudsman position and subsequently established a requirement for listed companies to disclose quarterly information. During the same period, the Montréal Stock Exchange became a founding member of the National Contingency Fund, an insurance fund for the protection of investors. In the early 1970s, the market surveillance function was established to oversee market activity and protect the market and investors from trading irregularities. In 1976, the Montréal Stock Exchange was the first Canadian exchange to list equity options and it established the first Canadian futures market in the 1980s.

In 1999, 125 years after its founding, MX initiated discussions which led to the 1999 Agreement, to restructure the Canadian exchange markets along the lines of specialization.

Pursuant to the 1999 Agreement, MX became the only standardized financial derivatives exchange in Canada, and TSX became the senior equities exchange in Canada. In the 1999 Agreement, MX and TSX Group reciprocally agreed not to compete in each other’s respective area of specialization for a period of 10 years. Pursuant to the 1999 restructuring, MX also became the sole shareholder of CDCC in March 2000. CDCC was incorporated under the laws of Canada on September 29, 1974 as “The Canadian Clearing Corporation For Options Limited”. CDCC was also known as “Trans Canada Options Inc.” before changing its name to its present name, Canadian Derivatives Clearing Corporation, in 1996.

Bourse de Montréal Inc., successor to the Montréal Stock Exchange, was incorporated under Part IA of the Companies Act on September 29, 2000 following the demutualization of the Montréal Stock Exchange. MX has operated as a for-profit company since its demutualization.

In 2001, MX completed its automation process with the transfer of all derivatives trading to an electronic platform, and its open-outcry trading floor was closed at the end of December 2001.

MX Documents Incorporated by Reference

The following documents of MX filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Circular:

(1)	the audited consolidated financial statements of MX for the years ended December 31, 2006, 2005 and 2004, together with the accompanying report of the auditor thereon and the notes thereto, as contained on pages F-3 to F-30 of the Prospectus;

(2)	the unaudited consolidated financial statements of MX as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006, together with the notes thereto;

(3)	the section entitled “Risk Factors” contained on pages 97 to 109 of the Prospectus; and

(4)	the material change report of MX dated December 14, 2007 disclosing the Amalgamation and the execution of the Combination Agreement and the Amalgamation Agreement.

Any material change reports (except confidential material change reports), business acquisition reports, financial statements and information circulars filed by MX after the date of this Circular and before the Meeting are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Amalgamation and this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Amalgamation and this Circular.

Any person to whom the accompanying notice of special general meeting and this Circular is delivered may request copies of any of the documents incorporated by reference in this document, or other information concerning MX, without charge, by written or telephonic request directed to MX’s Investor Relations and Communications department by telephone, at (514) 871-3551, or by mail, at Tour de la Bourse, 800 Victoria Square, 4th Floor, Montréal, Québec, H4Z 1A9. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Recent Developments

Reference is made to the section entitled “Recent Developments” on pages 5-6 of the Prospectus for a description of recent developments relating to MX which occurred between the beginning of MX’s last financial year and the date thereof.

On March 7, 2007, TSX conditionally approved the listing of MX Shares under the symbol “MXX” and such shares began trading on TSX on March 27, 2007.

On March 23, 2007, the Board of Directors approved a normal course issuer bid pursuant to which up to 2,412,143 MX Shares may be purchased between March 23, 2007 and March 22, 2008. During the second and third quarters of 2007, MX repurchased a total of 387,500 MX Shares under the bid for an aggregate consideration of $12.4 million.

On June 13, 2007, MX announced that its Chief Operating Officer, Mr. Philippe Loumeau, was leaving MX on December 31, 2007, and further announced, on August 22, 2007, the appointment of Mr. Stéphane Bilodeau as Chief Operating Officer effective December 1, 2007. Mr. Loumeau is currently an advisor to MX as well as a member of the board of directors of BOX, MCeX and CAREX.

On July 25, 2007, MX announced the appointment of Alain Miquelon as Chief Financial Officer and Head of Strategic Development, replacing the Executive Vice-President and Chief Financial Officer, Louise Laflamme. Ms. Laflamme will remain at MX to support the executive team and the President and Chief Executive Officer, until her planned retirement in June 2008.

MX and CCX announced on July 25, 2007 their plan to launch a MCeX carbon futures contract on MX’s platform by the end of 2007, subject to regulatory approval. The new MCeX futures contract is expected to generate the price signal required by large greenhouse gas emitters to manage the risk associated with the so-called “price of a tonne of carbon”. This arrangement is expected to reduce trading, settlement and counterparty risk for market participants. MX subsequently announced on October 5, 2007 that it had filed an application for regulatory approval of market rules designed to govern the trading of MCeX environmental products on its electronic trading platform, SOLA®, namely futures contracts on Canadian carbon dioxide equivalent units. The negotiation of the first carbon futures is expected to begin in early 2008.

On July 25, 2007, the Board declared a special dividend of $0.35 per issued and outstanding MX Share, payable on August 16, 2007, to shareholders of record at the close of business on August 3, 2007.

Penny trading in options on nine Canadian equities and one equity index fund was introduced on July 27, 2007 on the MX equity options market. This innovation, enabled by MX’s proprietary SOLA® technology, permits trading in increments of a penny rather than a nickel. Earlier in 2007, the MX technology team introduced penny trading on BOX, as part of a U.S. pilot project, with positive results. BOX was named U.S. Options Exchange of the Year by FOW, the global derivatives magazine, in recognition of its role as an innovator in the options industry.

MX announced on December 21, 2007 that it reached an agreement to increase its ownership position in BOX from 31.4% to 53.2%, subject to regulatory approval by the SEC and to other customary closing conditions. Under the terms of the agreement with BSE, a partner in BOX, MX will pay USD $52.5 million in cash for the 21.9% partnership interest in BOX held by the BSE. MX will finance the transaction from cash on hand.

Trading History

The MX Shares are listed on TSX under the symbol “MXX”. The following table sets out the high and low sale prices per MX Share and the volume of MX Shares traded for the periods indicated, as reported on TSX.

Period:	High ($)	Low ($)	Volume (shares)

March 2007*	49.50	41.00	6,851,738
April 2007	46.60	41.53	4,635,912
May 2007	43.59	38.58	3,164,163
June 2007	42.15	38.65	1,662,609
July 2007	39.64	33.91	2,084,866
August 2007	35.49	28.25	4,759,509
September 2007	36.73	31.00	2,478,401
October 2007	35.68	30.40	2,937,179
November 2007	37.60	28.47	2,995,872
December 2007	41.20	36.30	10,125,834
January 2008 (through January 9, 2008)	39.65	38.27	2,258,910

*	MX Shares began trading on March 27, 2007.

On November 28, 2007, the last full trading day prior to the public announcement of the discussions between MX and TSX Group regarding the Amalgamation, the closing price per MX Share as reported on TSX was $29.20.

Following the Effective Date, the MX Shares will be delisted from TSX.

Interest of Informed Persons in Material Transactions

In considering the recommendation of the Board with respect to the Amalgamation, MX Shareholders should be aware that employees of MX, certain members of management of MX and members of the Board, as well as their associates and affiliates, may have certain interests in connection with the Amalgamation, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Amalgamation. The Board is aware of these interests and has considered them along with the other matters described under “The Amalgamation — Recommendation of the Board of Directors”.

Directors

The directors of MX beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,338,673 MX Shares, representing approximately 7.6% of the MX Shares outstanding as of the close of business on December 31, 2007. All of the MX Shares held by the directors of MX will be treated in the same manner under the Amalgamation as MX Shares held by any other MX Shareholder.

The directors of MX beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 63,100 MX Options, representing approximately 33.2% of the MX Options outstanding as of the close of business on December 31, 2007. All of the MX Options held by the directors of MX will be treated in the same manner under the Amalgamation as MX Options held by every other holder of MX Options. Under the Amalgamation, the directors of MX will receive an aggregate of 49,117 Replacement Options in exchange for their MX Options, assuming none of them exercises any MX Options prior to the Effective Date.

Upon completion of the Amalgamation, and pursuant to the terms of the Combination Agreement, the MX Nominees, all of whom are currently members of the Board of Directors, will be appointed to the Board of TSX Group.

See “The Combination Agreement — Covenants of the Parties — Covenants of TSX Group Regarding the Amalgamation”.

Three of the directors of MX, Messrs. Luc Bertrand, Jean Turmel and Stephen Wayne Finch have entered into Support and Voting Agreements with TSX Group. See “The Amalgamation — MX Shareholder Approval Required for the Amalgamation”.

Officers

The executive officers of MX (other than Messrs. Luc Bertrand, Carmand Normand and Jean Turmel), in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 746,029 MX Shares, representing approximately 2.4% of the MX Shares outstanding as of the close of business on December 31, 2007. All of the MX Shares held by the officers of MX will be treated in the same manner under the Amalgamation as MX Shares held by any other MX Shareholder.

The executive officers of MX (other than Messrs. Luc Bertrand, Carmand Normand and Jean Turmel), in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 77,800 MX Options, representing approximately 41.0% of the MX Options outstanding as of the close of business on December 31, 2007. In addition, up to 35,213 MX Options may be granted to two executive officers of MX before the end of January 2008, pursuant to the terms of existing employment agreements and in accordance with the terms of the MX Stock Option Plan. All of the MX Options held by the executive officers of MX will be treated in the same manner under the Amalgamation as MX Options held by any other holder of MX Options. Under the Amalgamation, an aggregate of 87,969 Replacement Options will be granted to the executive officers of MX on the Effective Date (assuming the 35,213 MX Options that may be granted to two executive officers of MX before the end of January 2008 have been granted), in exchange for their MX Options, assuming none of them exercises any MX Options prior to the Effective Date.

MX is currently a party to executive employment and change of control agreements with seven members of its senior management team, including Mr. Luc Bertrand, President and Chief Executive Officer. These agreements provide that if there is a change of control of MX (which includes the Amalgamation) and such officer’s employment is terminated, or such officer terminates his or her employment, the officer will receive a lump-sum severance payment in lieu of notice, ranging between 12 months’ base salary and 30 months’ total compensation (base salary plus average of the ordinary bonuses received in respect of the previous two years). Each such agreement also provides for group insurance coverage to continue during the relevant period. The maximum aggregate payments payable under the executive employment and change of control agreements is $4.3 million.

MX has also agreed to pay customary retention bonuses to 14 of its current officers and employees. The maximum aggregate payments payable under this retention program amount to $730,000.

In connection with the Amalgamation, Mr. Luc Bertrand has entered into the Employment Agreement, effective upon the consummation of the Amalgamation. The Employment Agreement will replace Mr. Bertrand’s current executive employment and change of control agreement with MX without any payment being made thereunder in connection with the Amalgamation. Pursuant to the Employment Agreement, Mr. Bertrand has agreed to a base salary that is the same as his current base salary under his employment agreement with MX, and a short-term incentive/bonus target of 75% of base salary, which is less than his current target bonus of between 100% and 200% of base salary under his employment agreement with MX. In the event of termination without cause during the term of Mr. Bertrand’s new employment contract with TSX Group, he will be entitled to 24 months’ total compensation (current base salary plus average of the ordinary bonuses received in respect of the previous two years), whereas under his current employment contract with MX, Mr. Bertrand would be entitled to 24 months’ base salary.

The members of the Board of Directors (excluding Mr. Luc Bertrand) have made the determination that the terms provided to Mr. Bertrand under the Employment Agreement do not constitute a “collateral benefit” within the meaning of Rule 61-501 since the value of such benefits, net of any offsetting costs to Mr. Bertrand under the Employment Agreement, is less than 5% of the value of the consideration that Mr. Bertrand is entitled to receive pursuant to the Amalgamation for the MX Shares he beneficially owns or controls. See “The Amalgamation — No Dissenting Shareholders’ Rights and Business Combination”.

INFORMATION REGARDING TSX GROUP

Overview

TSX Group operates Canada’s two national stock exchanges, TSX serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country’s first fixed income inter-dealer broker. Through Equicom, which TSX Group acquired in June 2007, TSX Group provides investor relations and related corporate communication services to public issuers. From its pre-eminent domestic base, TSX Group’s reach extends internationally, providing the global financial community with access to Canada’s equity, energy and fixed income markets.

TSX Group derives its revenue from capital markets, which include its equity and fixed income markets, primarily from three integrated activities: issuer services (previously listings), trading and market data.

Issuer Services (previously Listings)

TSX and TSX Venture Exchange list equity securities of Canadian and non-Canadian issuers, units of income funds, income trusts and limited partnerships and debentures. TSX also lists securities of exchange-traded funds (“ETFs”) and other structured equity products. Through Equicom, TSX Group also provides investor relations and related corporate communication services to public issuers. For the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, revenue from issuer services represented approximately 31%, 31% and 30% respectively, of TSX Group’s revenue.

Trading

Brokerage firms, acting as principals or agents for retail and institutional investors, place orders or report trades for securities listed on TSX and TSX Venture Exchange using TSX Group’s fully electronic trading systems. Shorcan, acquired in December 2006, provides a facility for matching orders for domestic fixed income securities for anonymous buyers and sellers in the secondary market. For the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, trading and related fees regarding TSX Group’s capital markets represented approximately 35%, 36% and 37% respectively, of TSX Group’s revenue.

Market Data

Through TSX Datalinx, TSX Group sells its trading and quotation data (real-time and historical) generated through TSX and TSX Venture Exchange to market participants on a global basis. TSX Group also distributes data from other sources. TSX Group also receives a portion of license fees from organizations that develop products based on certain equity indices. In October 2006, TSX Group acquired PC-Bond comprising the leading Canadian fixed income indices, PC-Bond analytics applications and related data assets. For the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, data revenue represented approximately 26%, 25% and 23%, respectively, of TSX Group’s revenue.

Each of these activities as it relates to the equity markets is linked to the others in a manner that supports the growth of them all: new listings tend to generate more trading and market data; increased trading creates greater liquidity and generates data; more liquid markets are likely to attract new listings and participation by brokerage firms and investors.

TSX Group derives its energy markets revenue from NGX’s trading and clearing activities.

NGX

Participants post orders to a central limit order book for natural gas and electricity contracts through NGX’s electronic exchange. In October 2006, TSX Group added to its energy business when it acquired Oxen, the parent company of Watt-Ex, a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta electricity grid. NGX’s revenue from trading and clearing activities for the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005 represented approximately 5%, 5% and 6% respectively, of TSX Group’s revenue.

Corporate Structure

TSX was founded in 1852. It demutualized and continued as The Toronto Stock Exchange Inc. under the Business Corporations Act (Ontario) on April 3, 2000. In April 2002, the TSX group of companies introduced the “TSX Group”

brand, name and logo. TSX Group renamed The Toronto Stock Exchange Inc. as TSX Inc. on July 10, 2002, and TSX Group renamed Canadian Venture Exchange Inc. (incorporated under the Business Corporations Act (Alberta)), a wholly-owned subsidiary of TSX Inc., as TSX Venture Exchange Inc. on July 26, 2002.

Immediately before TSX Group closed its initial public offering of TSX Group Shares on November 12, 2002, TSX Inc. and its affiliates completed a corporate reorganization under a court approved plan of arrangement. As part of the reorganization, TSX Group, newly incorporated under the Business Corporations Act (Ontario) on August 23, 2002, acquired all of the outstanding shares of TSX Inc. and became the holding company for the TSX group of companies. The shareholders of TSX Inc. were issued shares of TSX Group in exchange for their shares of TSX Inc.

TSX Group carries on its business principally through the companies (boxed) and operations (circled) shown below:

TSX Group’s head and registered offices are at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2. TSX Group also carries on business at the head offices of TSX Venture Exchange and NGX, each located in Calgary and through offices in Vancouver and Montréal.

Recent Initiatives, Investments and Developments

Since demutualization, TSX Group has undertaken many initiatives to solidify its role at the centre of the Canadian equity capital markets and to position itself for future growth, and undertook a number of such initiatives and investments in 2007:

•	On March 5, 2007, TSX Group and ISE announced the creation of DEX, a derivatives exchange, scheduled to begin operations in March 2009, highlighting the importance of the Canadian derivatives market to TSX Group. On December 10, 2007, TSX Group provided ISE a notice of competing transaction when it entered into the Combination Agreement;

•	On March 28, 2007, TSX Group announced a technology and clearing alliance with ICE, combining NGX’s clearing solution with a trading platform provided by ICE for North American physical gas and Canadian electricity products. This combined offering is expected to launch in the first quarter of 2008;

•	On June 1, 2007, TSX Group announced the acquisition of Equicom, a leading provider of investor relations and related corporate communication services in Canada. Equicom provides a full suite of investor relations and related corporate communications services to approximately 100 public issuers;

•	On August 15, 2007, TSX Group announced that TSX Inc. signed an agreement with Standard & Poor’s to secure exclusive use of S&P/TSX equity indices in connection with options, futures and options on futures, beginning in 2009;

•	On September 6, 2007, TSX Group announced it entered into an agreement with Enbridge and Circuit Technology granting TSX Group the option to acquire NTP at a time after March 15, 2009. Calgary-based NTP, jointly owned by Enbridge and Circuit Technology, is the leading Canadian electronic trading platform and clearing facility for crude oil. TSX Group paid $9.5 million for the right to acquire all the shares of NTP from its shareholders Enbridge and Circuit Technology at a price between $40 million and $95 million depending on NTP’s 2008 net earnings. The purchase price payable to Circuit Technology will be satisfied by the issuance of TSX Group Shares, subject to TSX regulatory approval. The agreement also provides Enbridge and Circuit Technology with the right to sell NTP under the same terms to TSX Group. Exercise of the option by either TSX Group or the NTP shareholders is subject to certain closing conditions; and

•	On December 14, 2007, TSX Group launched TSX Quantum, its new trading engine. This was the first step in the phased rollout of TSX Quantum, that will add substantial performance and capacity to customers. TSX Quantum is TSX Group’s new unique proprietary trading technology, designed to offer state-of-the-art trading performance to its customers, providing faster messaging capabilities and linearly scalable throughput.

•	On January 7, 2008, TSX Group announced the resignation of Mr. Richard Nesbitt as Chief Executive Officer effective February 27, 2008. Later on the same day, TSX Group announced the appointment of Mr. Rik Parkhill, Executive Vice President of TSX Group and President of TSX Markets, and Mr. Michael Ptazsnik, Chief Financial Officer of TSX Group, as interim Co-Chief Executives of TSX Group, effective immediately. Mr. Nesbitt has agreed to remain with TSX Group in an advisory capacity, and as a member of TSX Group’s board of directors, until February 27, 2008. The governance committee of TSX Group will identify a permanent successor to Mr. Nesbitt.

Description of Share Capital of TSX Group

TSX Group’s authorized capital consists of an unlimited number of TSX Group Shares and an unlimited number of preference shares, issuable in series. Currently only TSX Group Shares are issued and outstanding. No preference shares have been issued.

TSX Group Shares

Each of the TSX Group Shares is entitled to one vote at all meetings of TSX Group Shareholders, except for meetings where only holders of another class or series of TSX Group Shares are entitled to vote separately as a class or series. Each TSX Group Share is also entitled to receive dividends if, as and when declared by the TSX Group board of directors. If the TSX Group board of directors declares and pays dividends, it must do so in equal amounts per share on all TSX Group Shares (and subject to certain priority rights of the preference shares, if any). TSX Group Shareholders are entitled to participate in any distribution of TSX Group’s net assets if TSX Group liquidates, dissolves or winds-up (but subject to certain priority rights of preference shareholders, if any). The TSX Group Shares do not have any pre-emptive, redemption, purchase or conversion rights except for the compulsory provisions described below related to enforcing the restrictions on ownership of TSX Group’s voting shares.

Preference Shares

The TSX Group board of directors may issue preference shares at any time and in one or more series. If the TSX Group board of directors issues preference shares, it will, before they are issued, fix the number, consideration per share, designation of, and rights and restrictions for the preference shares of each series (subject to the special rights and restrictions attached to all preference shares). Each series of preference shares will rank equally with all other series of preference shares for the payment of dividends and return of capital if TSX Group liquidates, dissolves or winds-up. The preference shares have a priority right to receive dividends and any return of capital before the common shares and any other junior shares. TSX Group cannot amend the preference shares’ special rights and restrictions as a class without obtaining any approval required by law, and the approval of at least two-thirds of the votes cast at a meeting of preference shareholders called and held for that purpose. To date, TSX Group has not issued any preference shares.

Statutory Restrictions on Ownership of TSX Group’s Voting Shares

Section 21.11 of the Securities Act (Ontario), as amended by regulation, and an order of the OSC under section 21.11(4) of the Securities Act (Ontario), states that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of TSX Group’s voting shares without the prior approval of the OSC (the “Statutory share ownership restrictions”). The OSC can change the Statutory share ownership restrictions (including the ownership percentage threshold) in the future.

Share Ownership Restrictions in TSX Group’s Articles

TSX Group’s articles contain restrictions on voting share ownership (the “TSX Group share restrictions”) which are substantively identical to the Statutory share ownership restrictions. The TSX Group Shares are currently TSX Group’s only outstanding voting shares. TSX Group will automatically change or remove these restrictions if the Statutory share ownership restrictions are changed or removed.

TSX Group’s articles contain provisions to enforce the TSX Group share restrictions, including TSX Group’s ability to suspend voting rights, forfeit dividends, prohibit share transfers, require a sale of shares or redeem and suspend other shareholder rights. The TSX Group board of directors may at any time require holders of, or subscribers for, voting shares and certain other persons to make declarations and provide related information with respect to ownership, direction, or control of voting shares and certain other matters relevant to this restriction. The TSX Group board of directors may also require holders or subscribers to produce documents, provide responses to written questions, and attend in person to answer questions concerning any declaration. TSX Group is prohibited from accepting any subscription or issuing or registering a transfer of voting shares if it would result in a violation of the TSX Group share restrictions.

Amalco Ownership Restriction

In its undertaking to the AMF, TSX Group agrees that, from the Effective Date, it is subject to the restriction that no person or company and no combination of persons or companies acting jointly or in concert may beneficially own or exercise control or direction over more than 10% of any class or series of TSX Group’s voting shares without the prior approval of the AMF. This replaces the 10% ownership restriction currently applicable to MX. See “MX and TSX Group After the Amalgamation — Governance and Business Continuity”.

Strategic Investor Policy

TSX Group has established a policy that sets out criteria that TSX Group will follow to determine whether TSX Group will support a potential investor’s application for approval to own more than 10% of TSX Group’s voting shares. Under this policy, TSX Group will take into consideration all factors that TSX Group considers relevant including: the potential investor’s ability to promote TSX Group’s growth and development; any synergies TSX Group identifies as likely to result from the investment; any intention to maintain a balance of competing interests of TSX Group’s voting shareholders; involvement of the potential investor in TSX Group’s business; the potential investor’s knowledge or expertise in capital markets or in areas otherwise relevant to TSX Group’s operations; and TSX Group’s interest in ensuring the continued integrity of the Canadian capital market. The OSC and, after the Effective Date, the AMF, will have the ultimate discretion to approve such an application regardless of whether or not TSX Group supports it.

Market for Securities

The TSX Group Shares are listed on TSX under the symbol “X.” The following table sets out the high and low sale prices per TSX Group Share and the volume of TSX Group Shares traded for the periods indicated, as reported on TSX.

Period	High ($)	Low ($)	Volume (shares)

January 2007	52.70	45.18	6,796,917
February 2007	53.49	48.10	7,295,177
March 2007	51.17	47.30	4,029,346
April 2007	50.70	47.20	4,871,415
May 2007	47.83	40.00	18,080,975
June 2007	45.00	41.35	7,127,708
July 2007	45.82	41.15	10,134,877
August 2007	44.88	38.30	7,669,397
September 2007	48.20	44.01	5,821,087
October 2007	50.94	45.11	5,201,160
November 2007	53.93	47.43	8,487,387
December 2007	57.25	50.65	11,714,900
January 2008	53.09	50.05	2,132,843
(through January 9, 2008)

Consolidated Capitalization

As at September 30, 2007, there were 66,963,174 TSX Group Shares outstanding. On January 9, 2008, there were 66,283,370 TSX Group Shares outstanding. The only changes in the number of outstanding TSX Group Shares since September 30, 2007 resulted from the issuance of 9,796 TSX Group Shares in connection with the exercise of TSX Group Options and the purchase of 689,600 TSX Group Shares by TSX Group under its normal course issuer bid, approved by TSX on August 1, 2007.

TSX Group will issue up to 15,346,000 TSX Group Shares under the Share Alternative of the Amalgamation and has entered into a three-year $430 million term facility to satisfy the cash that becomes payable pursuant to the Cash Alternative. TSX Group has also entered into a three-year $50.0 million revolving credit facility in connection with the Amalgamation. See “The Amalgamation — Financing Arrangements and Expenses of the Amalgamation”.

Shareholdings of Directors and Executive Officers

To TSX Group’s knowledge, as at December 31, 2007 , the directors and executive officers of TSX Group as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding TSX Group Shares and no director or executive officer of TSX Group beneficially owned or controlled voting securities of any of TSX Group’s subsidiaries.

Interests of Experts

TSX Group’s auditor is KPMG LLP, who has issued its Auditors’ Report dated January 29, 2007 to TSX Group Shareholders in respect of TSX Group’s audited consolidated financial statements as at and for the years ended December 31, 2006 and 2005. KPMG LLP is independent with respect to TSX Group within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario.

TSX Group Documents Incorporated by Reference

The following documents of TSX Group filed with the securities commission or similar authority in each of the provinces of Canada and furnished to the SEC pursuant to Rule 12g3-2(b) under the U.S. Exchange Act are specifically incorporated by reference into and form an integral part of this Circular:

1.	TSX Group’s AIF;

2.	the audited consolidated financial statements of TSX Group, together with the accompanying report of the auditors, as at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005;

3.	the unaudited interim consolidated financial statements of TSX Group as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006;

4.	management’s discussion and analysis of financial condition and results of operations of TSX Group for the fiscal year ended December 31, 2006;

5.	management’s discussion and analysis of financial condition and results of operations of TSX Group for the three-month and nine-month periods ended September 30, 2007;

6.	the notice of annual and special meeting of TSX Group Shareholders and management proxy circular of TSX Group dated April 25, 2007;

7.	the material change report of TSX Group dated December 13, 2007 relating to the Amalgamation; and

8.	the material change report of TSX Group dated January 8, 2008 relating to the resignation of the current Chief Executive Officer and the appointment of two interim Co-Chief Executive Officers of TSX Group.

Any material change reports (except confidential material change reports), business acquisition reports, financial statements and information circulars filed by TSX Group after the date of this Circular and before the Meeting are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Amalgamation and this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Amalgamation and this Circular.

Any person to whom this notice of special general meeting and management proxy circular is delivered may request copies of any of the documents incorporated by reference in this document, or other information concerning TSX Group, without charge, by written or telephonic request directed to TSX Group’s Director of Investor and Public Relations by telephone, at (416) 947-4317, or by mail, at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

MX AND TSX GROUP AFTER THE AMALGAMATION

General

After the Effective Date, Amalco will become a direct subsidiary of TSX Group and TSX Group will convene an annual and special meeting of TSX Group Shareholders where it will propose changing the name of TSX Group to “TMX Group Inc.”

Directors

At the Effective Date, TSX Group will increase the size of the TSX Group board of directors from 14 to 18 directors. TSX Group’s board of directors is set at 14 directors, although there are currently only 13 elected directors as one of TSX Group’s directors resigned in 2007 and was not replaced. At the Effective Date, TSX Group will cause Messrs. Luc Bertrand, Jean Turmel, Laurent Verreault, Carmand Normand, and Ms. Denyse Chicoyne to join the TSX Group board of directors. After the Effective Date, Mr. Wayne Fox, Chair of the TSX Group board of directors, will continue as Chair. The names of 17 of the 18 directors expected to be members of the TSX Group board of directors on the Effective Date, together with a brief description of their respective backgrounds, is set forth below. On January 7, 2008, TSX Group announced the resignation of Mr. Richard Nesbitt as Chief Executive Officer effective February 27, 2008. Later on the same day, TSX Group announced the appointment of Mr. Rik Parkhill, Executive Vice President of TSX Group and President of TSX Markets, and Mr. Michael Ptasznik, Chief Financial Officer of TSX Group, as interim Co-Chief Executives of TSX Group, effective immediately. The governance committee of TSX Group will identify a permanent successor to Mr. Nesbitt. Mr. Nesbitt’s successor will be appointed to the TSX Group board of directors as soon as possible after his or her selection, whether before or after the Effective Date. See “Information Regarding TSX Group — Recent Initiatives, Investments and Developments”.

Mr. Wayne Fox. Mr. Fox is the Chair of TSX Group and a Corporate Director. Mr. Fox has been a director of TSX Group or its predecessors since April 1997 and is a member of the governance and the human resources committees of TSX Group’s board of directors. Until September 2005, he was Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management, Canadian Imperial Bank of Commerce (chartered bank). In the previous five years, Mr. Fox held several increasingly senior positions in CIBC and in several CIBC affiliates. In addition, he was a member of the Steering Committee on Regulatory Capital, Institute of International Finance Inc. and on the Board of Governors of McMaster University and Junior Achievement of Central Ontario. In 2006, Mr. Fox became an accredited director through the Directors College program at McMaster University. Mr. Fox also serves on the board of CanadaHelps.org Inc. and is Governor Emeritus of Appleby College.

Mr. Luc Bertrand. Mr. Bertrand is President and Chief Executive Officer of MX. Mr. Bertrand has served as MX’s President and Chief Executive Officer since March 2000. He has served on the Board of Directors of MX since 1992. Mr. Bertrand served as Vice-Chairman of the Board of Directors of MX from 1996 to 1997 and as Chairman of MX from 1998 to 2000. Mr. Bertrand is also Chairman of the board of directors of MCeX. In addition, he serves on the boards of directors of CDCC, BOX, and Market Regulation Services Inc. From 1996 to 2002, he served as Governor of the Canadian Investor Protection Fund. He also served as Governor of the Canadian Securities Institute. A participant in the securities industry for over 25 years, Mr. Bertrand has held various management positions in the securities industry throughout his career.

Mr. Tullio Cedraschi. Mr. Cedraschi is President and Chief Executive Officer of CN Investment Division (investment operations) until his retirement on January 31, 2008, a position he has held for more than five years. Mr. Cedraschi has been a director of TSX Group or its predecessors since September 2001 and is a member of the governance and the human resources (chair) committees of TSX Group’s board of directors. Mr. Cedraschi serves on the company boards of Freehold Resources Limited and Helix Investments (Canada) Inc. He is also a Governor Emeritus of McGill University and a Governor of the National Theatre School.

Mr. Raymond T. Chan. Mr. Chan has been Chief Executive Officer and a Director of Baytex Energy Trust (energy income trust) since September 2003 following the reorganization of Baytex Energy Ltd. Prior thereto, Mr. Chan was Senior Vice-President and Chief Financial Officer and a Director of Baytex Energy Ltd. since October 1998. Mr. Chan has been a director of TSX Group since July 2006 and is a member of the finance and audit committee of TSX Group’s board of directors. Mr. Chan is a chartered accountant and has held senior executive positions in the Canadian oil and gas industry since 1982. Mr. Chan also serves on the boards of Defiant Resources Corporation and the Alberta Children’s Hospital Foundation.

Ms. Denyse Chicoyne. Ms. Chicoyne has served as a director of MX since April 2004 and is Chairperson of the MX Joint Audit Committee and a member of MX’s human resources committee. She is currently a member of the board of directors and of the audit committee of Richelieu Hardware and was until August 2007 a member of the board of directors and of the audit committee of Groupe Laperrière & Verreault Inc., two publicly traded companies. She is also a member of the board of directors, of the audit committee and of the human resources committee of Canada Post Corporation, is a member of the investment advisory committee and chairs the Pension Committee of Canada Post Corporation, a large Canadian pension fund. Ms. Chicoyne is a member of the board of directors of Holt, Renfrew & Co., a privately-held chain of luxury department stores. Ms. Chicoyne has worked in the securities industry as the top ranked analyst covering retail stocks for brokerage firms such as BMO Nesbitt Burns, Nesbitt Thomson, McNeil Mantha and was also senior analyst and portfolio manager for Caisse de dépôt et placement du Québec. Ms. Chicoyne holds an MBA in Finance and International Business from McGill University (1981) and has been a designated Chartered Financial Analyst (CFA) since 1986. Ms. Chicoyne is a member of the Montreal Society of Financial Analysts as well as of the CFA Institute.

Mr. Raymond Garneau. Mr. Garneau is a Corporate Director. Mr. Garneau has been a director of TSX Group since November 2003 and is a member of the governance and the human resources committees of TSX Group’s board of directors. Until May 2005, he was Chairman of the Board of Industrial Alliance Insurance and Financial Services Inc. (life insurance and financial services company), a position he held since 2000, and its wholly-owned subsidiaries: The National Life Assurance Company of Canada, Industrial Alliance Pacific Insurance and Financial Services, Industrial Alliance Auto and Home Insurance and Industrial Alliance Trust Company. From 1996 to 2000, he was Chairman of the Board and CEO of Industrial Alliance Insurance and Financial Services Inc. Mr. Garneau is a director of La Foundation Jean-Louis-Lévesque and the C.D. Howe Foundation and is President of the Montreal Cancer Institute.

Mr. John A. Hagg. Mr. Hagg is a Corporate Director and an independent businessman. Mr. Hagg has been a director of TSX Group or its predecessors since May 2001 and is a member of the human resources and public venture market committees of TSX Group’s board of directors. He serves on the board of Tristone Energy Services Inc., Global Railway Industries Ltd., The Fraser Institute and Alberta Mentor Foundation for Youth. Mr. Hagg is also Chairman of the Board of Strad Energy Services Ltd. and a member of the Advisory Board of Northern Plains Capital LLP. Prior to December, 2001 he was Chairman of Northstar Energy Corporation.

Mr. Harry A. Jaako. Mr. Jaako is President and a Director and Principal of Discovery Capital Management Corp. (DCMC) and is also President and a Director of British Columbia Discovery Fund (VCC) Inc., a British Columbia venture capital fund managed by DCMC. He has held these director and officer positions for more than five years, during which time and prior thereto he was also the Chairman, Co-Chief Executive Officer and a Principal of Discovery Capital Corporation (a publicly-traded venture capital company), the former parent company of DCMC. Mr. Jaako has been a director of TSX Group or its predecessors since August 2001 and is a member of the finance and audit and the public venture market (chair) committees of TSX Group’s board of directors. Incidental to the venture capital business of DCMC and its former parent company, Mr. Jaako also serves as Chairman and Director of Paradigm Environmental Technologies Inc., and as a Director of Texada Software Inc., Tri-Link Technologies Inc., and Vigil Health Solutions Inc. Mr. Jaako is also the Honorary Consul for Estonia in Alberta and British Columbia.

Mr. J. Spencer Lanthier. Mr. Lanthier is a Corporate Director who also serves on the boards of Torstar Corporation, Emergis Inc., Ellis-Don Inc., Gerdau Ameristeel Corporation, Rona Inc. and Zarlink Semiconductor Inc. Mr. Lanthier has been a director of TSX Group or its predecessors since February 2000 and is a member of the finance and audit (chair) and the governance committees of TSX Group’s board of directors. Mr. Lanthier is also Chairman of the Board of Wellspring and a member of the Advisory Committee of Birch Hill Equity Partners III, LP. When he retired in 1999, Mr. Lanthier was a partner of KPMG Canada and from 1993 until 1999 he was Chairman and Chief Executive of KPMG Canada.

Mr. Jean Martel. Mr. Martel is a partner of Lavery, de Billy L.L.P., a Québec based law firm where he has been practising securities, financial and regulatory law in Montreal since 1999. Mr. Martel has been a director of TSX Group or its predecessors since October 1999 and is a member of the finance and audit and the public venture market committees of TSX Group’s board of directors. From 1995 to 1999, he was Chairman and President and CEO of the Commission des valeurs mobilières du Québec, the Québec securities regulator, and from 1988 to 1994, he acted as Assistant Deputy Minister of Finance of Québec, with overall responsibilities for financial institutions and financial sector policy in that province. He serves on the Board of Directors of the Business Development Bank of Canada, Market Regulation Services Inc., the Office Franco-Québécois pour la Jeunesse and many of their committees. He also chairs the Independent Review Committee of the Investment Funds of the Québec Bar.

Mr. Owen McCreery. Mr. McCreery, is a Consultant (consulting services) and a Corporate Director. Mr. McCreery has been a director of TSX Group since July 2002 and is currently a member of the finance and audit committee of TSX Group’s board of directors. Mr. McCreery has been employed in various organizations as an accountant, a financial analyst, a portfolio manager and a partner/director. Mr. McCreery joined Beutel Goodman & Co. Ltd. in 1973 where he held various positions, including Financial Analyst/Portfolio Manager. He subsequently became President of Beutel Goodman & Co. Ltd. in 1994, a position he held until his retirement in 1999.

Mr. John P. Mulvihill. Mr. Mulvihill is Chairman, Mulvihill Capital Management Inc. (investment counsel), a position he has held for more than five years. Mr. Mulvihill has been a director of TSX Group since June 1996 and is currently a member of the governance committee (chair) of TSX Group’s board of directors. Mr. Mulvihill serves on the board of University Health Network as Vice Chairman and is Director of 15 exchange-traded funds listed on Toronto Stock Exchange (Core Canadian Dividend, Government Strip Bond Trust, Pro-AMS U.S., Pro-AMS 100 Plus (Cdn), Pro-AMS 100 Plus (US), Pro-AMS RSP Split Share, Premium Canadian, Premium 60 Plus, Premium Global Plus, Premium Canadian Bank, Premium Split Share, Premium Global Telecom, World Financial Split Corp., Top 10 Canadian Financial Trust and Top 10 Split Trust).

Mr. Carmand Normand. Mr. Normand is Vice-Chairman of the Board of Directors of MX. Mr. Normand has served as a director of MX since 1996 and Vice-Chairman of the Board of Directors since 2004. Mr. Normand also serves on the MX Joint Audit Committee. He has been Executive Chairman of the board of directors of Addenda Capital Inc., a publicly traded investment management firm specialized in the active management of fixed-income portfolios, since October 2006. Prior to that, he held the positions of Chairman of the board of directors, Chief Executive Officer and Chief Investment Officer of Addenda Capital Inc. from 1996 to 2006. Mr. Normand is also a member of the human resources and governance committee and director of the Laurentian Bank of Canada since July 2004.

Ms. Kathleen M. O’Neill. Ms. O’Neill, is a Corporate Director. Ms. O’Neill has been a director of TSX Group since April 2005 and is currently a member of the finance and audit and the governance committees of TSX Group’s board of directors. Prior to January 2005, she was an Executive Vice President, BMO Bank of Montreal. Prior to joining BMO Bank of Montreal in 1994, Ms. O’Neill was with PricewaterhouseCoopers for 19 years including eight years as a tax partner. Ms. O’Neill is a fellow of the Institute of Chartered Accountants of Ontario. In 2005, Ms. O’Neill became an accredited director through the ICD/Rotman School of Management Directors Education Program. She is a member of the Board of Directors of MDS Inc, Finning International Inc. and Canadian Tire Bank. She is Chair of the board of St. Joseph’s Health Centre Foundation, past Chair of the Board of St. Joseph’s Health Centre in Toronto and is active on several other non-profit boards.

Ms. Gerri B. Sinclair. Ms. Sinclair is the Executive Director, Centre for Digital Media at Great Northern Way Campus (academic institution), a position she has held since November 2006. Ms. Sinclair has been a director of TSX Group since April 2005 and is currently a member of the human resources and public venture market committees of TSX Group’s board of directors. Ms. Sinclair is also a Strategic Consultant (consulting services) to government and industry, specializing in the areas of telecommunication and emerging technologies. From 2002 to 2004 she was the General Manager of MSN.ca. From 2001 to 2002, Ms. Sinclair was President of B.C. Premier’s Technology Council. Ms. Sinclair also serves on the Board of Ballard Power Systems Inc.

Mr. Jean Turmel. Mr. Turmel is Chairman of the Board of Directors of MX. Mr. Turmel has served as Chairman of the Board of Directors of MX since April 2004. Mr. Turmel also serves on MX’s governance and nominating committee. Mr. Turmel has been President of Perseus Capital Inc., a company involved in money management since January 2005. Mr. Turmel has served as President, Financial Markets, Treasury and Investment, at the National Bank of Canada from September 1998 to December 2004. He presided the task force created by the Quebec Government in 1999 to examine the scope and implications of restructuring Canadian exchanges — a project initiated by MX. Mr. Turmel has worked in the capital markets since 1967, having held positions at Merrill Lynch Royal Securities, Dominion Securities and McMillan Bloedel, prior to joining the National Bank of Canada in 1981. Mr. Turmel is also Chairman of the board and director of several companies, as well as charitable and cultural organizations.

Mr. Laurent Verreault. Mr. Verreault has served as a director of MX since April 1999. Mr. Verreault also serves on the MX Joint Audit Committee and on MX’s governance and nominating committee, and is the Chairman of MX’s human resources committee. He has served as Chairman of the board of directors and Chief Executive Officer of Groupe Laperrière & Verreault Inc., a leading company specializing in the design and worldwide marketing of various technological solutions, mainly for water treatment, pulp and paper production and ore processing applications until 2005. He has served as Chairman of the board of directors and President of Groupe Laperrière & Verreault Inc. since 1975.

In August 2007 Groupe Laperrière & Verreault Inc. transferred its water treatment group, its pulp and paper group and its manufacturing unit to GLV Inc. which is listed on the TSX. Mr. Verreault has been Chairman of the board of directors and Chief Executive Officer of GLV Inc. since August 2007.

Governance and Business Continuity

TSX Group has agreed pursuant to the Combination Agreement to provide a written undertaking to the AMF in support of the Amalco Recognition Order containing the following provisions regarding the governance of TSX Group:

1.	TSX Group shall nominate every year, without limit as to time, for election to the board of directors of TSX Group, at every annual meeting of TSX Group held following the Effective Date, such number of directors who are resident of Québec as represents 25% of the total number of directors nominated for election in any such year, provided that all MX Nominees and Other Nominees shall be deemed to be residents of Québec for the purposes of such undertaking regardless of whether or not they are residents of Québec;

2.	TSX Group shall cause the five MX Nominees to be nominated for election to the board of directors of TSX Group at each of the first three annual meetings of TSX Group called following the Effective Date; provided that if any of the MX Nominees should resign, be ineligible or otherwise unable to serve as directors of TSX Group, the remaining MX Nominees shall be entitled to nominate the requisite number of replacement candidates for election (the “Other Nominees”). TSX Group shall only be obligated to nominate for election to the board of directors of TSX Group those Other Nominees who are able and eligible to serve as a director of TSX Group in accordance with the requirements applicable to TSX Group directors; and

3.	TSX Group shall cause at least one MX Nominee or Other Nominee to sit on each committee of the board of directors of TSX Group for a period of three years after the Effective Date.

For the purposes of the foregoing undertaking, an MX Nominee or an Other Nominee shall be eligible to serve as a director of TSX Group if he or she is (i) independent from and unrelated to TSX Group and its Subsidiaries (other than Mr. Luc Bertrand); (ii) has no conflict of interest with TSX Group or its Subsidiaries; (iii) is a resident of Canada; and (iv) meets all requirements of applicable Law, including under the TSX Group Recognition Order.

In addition, TSX Group’s written undertaking to the AMF in support of the Amalco Recognition Order will contain the following provisions regarding the business continuity of Amalco:

1.	TSX Group shall not do anything to cause Amalco to cease to be the Canadian national exchange for all derivatives trading and related products, including being the sole operator for trading of carbon and other emission credits in Canada, without obtaining the prior authorization of the AMF and complying with any terms and conditions that the AMF may set in the public interest in connection with the change in operations of MX;

2.	TSX Group shall cause the existing derivatives trading and related products operations of MX to remain in Montréal;

3.	TSX Group agrees that it is subject to the restriction that no person or company, and no combination of persons or companies acting jointly or in concert, shall beneficially own or exercise control or direction over more than 10 per cent of any class or series of voting shares of TSX Group, without the prior approval of the AMF;

4.	TSX Group shall inform the AMF immediately in writing if it becomes aware that any person or company, or any combination of persons or companies acting jointly or in concert, beneficially own or exercise control or direction over more than 10 per cent of any class or series of voting shares of TSX Group and shall take the necessary steps to immediately remedy the situation, in compliance with Schedule B of TSX Group’s articles of incorporation;

5.	TSX Group shall not complete or authorize a transaction that would result in any person or company, or any combination of persons or companies acting jointly or in concert, beneficially owning or exercising control or direction over more than 10 per cent of any class or series of voting shares of Amalco, without obtaining the prior authorization of the AMF; and

6.	TSX Group acknowledges that the OSC will promptly advise the AMF in writing if the OSC becomes aware of an impending change of control of TSX Group or of an intention by TSX Group to cease operations or dispose of all or substantially all of its assets.

Share Capital Matters

TSX Group will issue up to 15,346,000 TSX Group Shares under the Amalgamation (representing approximately 23% of the TSX Group Shares outstanding as at December 31, 2007). TSX Group will also issue up to 175,305 Replacement Options to replace up to 225,213 MX Options expected to be outstanding immediately prior to the Effective Date. Immediately after completion of the Amalgamation and assuming full pro-ration, MX Shareholders and TSX Group Shareholders will own approximately 19% and 81%, respectively, of TSX Group on a fully-diluted basis.

Principal Holders of Securities

To the knowledge of TSX Group, there is no person or company who, after the Effective Date, will beneficially own, directly or indirectly, or will exercise control over TSX Group Shares carrying 10% or more of the voting rights attributable to TSX Group Shares.

Auditors

KPMG LLP, the current auditors of both TSX Group and MX, will be the auditors of Amalco following the Effective Date.

Transfer Agent and Registrar

The registrar and transfer agent after the Effective Date for TSX Group Shares will continue to be CIBC Mellon Trust Company at its principal offices in Montréal and Toronto.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Selected Historical Financial Information Regarding MX

The summary consolidated financial data below as at and for the years ended December 31, 2006 and 2005 has been derived from the audited consolidated financial statements of MX, unless otherwise indicated. The summary consolidated financial data below as at and for the nine month periods ended September 30, 2007 and 2006 has been derived from the unaudited interim consolidated financial statements of MX, unless otherwise indicated. The data should be read in conjunction with the consolidated financial statements of MX and the accompanying notes to the financial statements incorporated by reference in this Circular. The consolidated financial statements of MX have been prepared in accordance with Canadian GAAP.

MX’s historical results are not necessarily indicative of MX’s future financial condition or results of operations.

	Years ended		Nine months ended
	December 31,		September 30,
	2006	2005	2007	2006
			000’s
			(unless otherwise indicated)
	000’s
	(unless otherwise indicated)
Statement of Earnings Data
Revenues
Transactions	$36,422	$26,403	$30,119	$27,212
Clearing and option exercise	12,989	9,609	10,798	9,669
Information systems services	15,275	15,581	11,280	12,032
Market data	10,562	8,095	8,201	7,860
Participants	3,261	2,456	2,666	2,409
Other	751	1,020	424	533

Total revenue	79,260	63,164	63,488	59,715
Total expenses	51,615	48,043	41,927	39,636

Earnings before investment	27,645	15,121	21,561	20,079
income, other items and income taxes
Investment income	2,613	1,785	2,991	1,854
Equity in results of companies subject to significant influence, net of loss due to realization of cumulative translation adjustment	1,151	2,278	2,148	1,028
Gain on dilution	N/A	1,042	N/A	N/A
Loss and termination fees on disposal of investments in company subject to significant influence and in joint venture	N/A	(699)	N/A	N/A
Earnings before income taxes	31,409	19,527	26,700	22,961
Income taxes	6,578	4,392	7,285	5,636

Net earnings	24,831	15,135	19,415	17,325

Dividend	23,183	—	34,037	23,183
Balance Sheet Data
Cash and cash equivalents	$22,919	$24,382	$83,937	$16,070
Total assets	122,694	119,032	218,280	128,726
Shareholders’ equity	65,717	60,972	144,050	70,973
Other Data
Average Daily Volume (contracts)	161,517	114,284	175,330	160,339
Open Interest (contracts)	2,563,633	2,006,845	2,466,256	2,481,508

Selected Historical Financial Information Regarding TSX Group

The summary consolidated financial data below as at and for the years ended December 31, 2006 and 2005 has been derived from the audited consolidated financial statements of TSX Group, unless otherwise indicated. The summary consolidated financial data below as at and for the nine month periods ended September 30, 2007 and 2006 has been derived from the unaudited interim consolidated financial statements of TSX Group, unless otherwise indicated. The data should be read in conjunction with the consolidated financial statements of TSX Group and the accompanying notes to the financial statements and related management’s discussion and analysis incorporated by reference in this Circular. The information below derived from TSX Group’s consolidated financial statements reflects the historical results of TSX Group and its consolidated subsidiaries and does not give effect to the Amalgamation. The consolidated financial statements of TSX Group have been prepared in accordance with Canadian GAAP.

TSX Group’s historical results are not necessarily indicative of TSX Group’s future financial condition or results of operations.

	Years ended		Nine months ended
	December 31,		September 30,
	2006	2005	2007	2006
			000’s
			(unless otherwise indicated)
	000’s
	(unless otherwise indicated)

Statement of Income Data
Revenue
Issuer services	$108,483	$87,724	$97,238	$80,222
Trading and related	146,253	125,532	126,509	110,849
Market data	86,941	67,430	81,916	63,015
Business services and other	11,170	9,278	7,870	7,736

Total revenue	352,847	289,964	313,533	261,822
Total operating expenses	148,296	139,192	134,422	109,010

Income from operations	204,551	150,772	179,111	152,812
Income (loss) from investment in affiliate	(82)	(693)	192	(119)
Investment income	14,425	6,876	9,895	9,499
Income before income taxes	218,894	156,955	189,198	162,192
Income taxes	87,370	53,602	70,940	65,784

Net income	131,524	103,353	118,258	96,408

Cash dividend	90,213	61,241	78,113	67,638
Balance Sheet Data
Cash and marketable securities	$322,073	$276,232	$313,088	$360,866
Total assets	1,572,838	1,557,225	1,279,889	1,125,326
Shareholders’ equity	226,955	177,795	200,016	213,613
Other Data*
Value of securities traded ($billions)	1,449	1,091	1,291	1,074
Number of transactions (millions)	92.1	58.6	90.8	66.5
Number of listed issuers (at period end)	3,842	3,758	3,908	3,820
Market capitalization of listed issuers ($billions) (at period end)	2,117	1,865	2,215	1,952
Listed issuer financings ($billions)	49.8	52.3	44.6	34.6

*	Not derived from TSX Group’s consolidated financial statements

Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma financial information of TSX Group and MX (the “Pro Forma Statements”) have been derived from and should be read together with the unaudited pro forma condensed combined financial information and related notes in Appendix D of this Circular. The Pro Forma Statements are derived from the historical financial statements of TSX Group and MX and have been prepared in accordance with Canadian GAAP. These Pro Forma Statements follow the same accounting policies and their methods of application as TSX Group’s consolidated financial statements.

The unaudited pro forma condensed combined balance sheet as at September 30, 2007 is presented as if the Amalgamation occurred on September 30, 2007. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if the combination occurred on the first day of 2006.

The Pro Forma Statements are not necessarily indicative of the results or financial position that would have been achieved if the Amalgamation had actually occurred on the dates indicated or of the results or financial position of TSX Group that may be achieved in the future. No adjustments have been made to these Pro Forma Statements to reflect operating cost savings or revenue synergies that may be obtained as a result of the Amalgamation described herein.

The Pro Forma Statements are based on certain assumptions and adjustments. These Pro Forma Statements should be read in conjunction with the description of the Amalgamation in this Circular and the annual audited consolidated financial statements and unaudited interim consolidated financial statements of TSX Group and MX, including the accompanying notes, for the year ended December 31, 2006 and the nine months ended September 30, 2007, each of which are incorporated in this Circular by reference.

	Nine months ended	Year ended
	September 30,	December 31,
	2007	2006
	000’s	000’s

Statement of Income Data
Revenue
Issuer services	$97,158	$108,483
Clearing	10,798	12,989
Trading and related	159,294	185,936
Market data	90,047	97,437
Business services and other	19,574	27,196

Total revenue	376,871	432,041
Total operating expenses	179,512	208,544

Income from operations	197,359	223,497
Income (loss) from investments in affiliates	2,340	1,069
Investment income	12,886	17,038
Interest expense	(18,226)	(24,300)

Income before income taxes	194,359	217,304
Income taxes	72,194	84,708

Net income	122,165	132,596

As at
September 30,
2007
000’s

Balance Sheet Data
Cash, investments and marketable securities	$431,524
Total assets	2,818,254
Long-term debt	428,050
Shareholders’ equity	1,007,503

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this Circular, in evaluating whether to approve the Amalgamation. In particular, we direct your attention to the risk factors and cautionary statements incorporated by reference into this Circular from public filings made by TSX Group and MX. See “Cautionary Statement with Respect to Forward Looking Statements”.

Risks Relating to the Amalgamation

TSX Group may not realize the operating and other synergies, cost savings and other benefits currently anticipated due to challenges associated with integrating the operations, systems and personnel of TSX Group and MX.

The success of the transaction will depend in large part on the success of the management of TSX Group in integrating the operations, systems and personnel of MX following the Amalgamation. The failure to successfully integrate the operations of TSX Group and MX, or otherwise to realize any of the anticipated benefits of the Amalgamation, could impair the operating results, profitability and financial results of TSX Group. In particular, a failure to realize increased earnings, cost savings and enhanced growth opportunities described elsewhere in this Circular could materially adversely affect TSX Group’s operating results.

Realization of the anticipated benefits of the Amalgamation will depend in part on whether MX and TSX Group’s operations, systems and personnel can be integrated in an efficient and effective manner. Moreover, the overall integration of the companies may result in unanticipated operations problems, expenses and liabilities and diversion of management’s attention.

The value of TSX Group Shares may be adversely affected by any inability of TSX Group to achieve the benefits expected to result from the completion of the Amalgamation.

Achieving the benefits of the Amalgamation will depend in part upon meeting the challenges inherent in the successful amalgamation of business enterprises of the size and scope of TSX Group and MX and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that TSX Group will meet these challenges and that such diversion will not negatively impact the operations of TSX Group following the Effective Date.

Completion of the Amalgamation is subject to the receipt of Regulatory Approvals that could delay, jeopardize or reduce the anticipated benefits of the Amalgamation.

Each of MX and TSX Group’s obligations to complete the transactions contemplated in the Combination Agreement are subject to the satisfaction or waiver of a number of conditions, including obtaining the Regulatory Approvals from, notably, the AMF, the Competition Bureau, the OSC and the SEC. A substantial delay in obtaining the Regulatory Approvals, the failure to do so or the imposition of unacceptable terms or conditions by a Governmental Entity may delay or jeopardize completion of the Amalgamation or may reduce the anticipated benefits of the Amalgamation. See “The Combination Agreement — Regulatory Approvals”.

Because of the effect of pro-ration, MX Shareholders may not receive exactly the amount and type of consideration that they elected to receive under the Amalgamation.

MX Shareholders are offered the right to elect the Cash Alternative or the Share Alternative, subject to pro-ration. See “The Amalgamation — Amalgamation Mechanics—Pro-ration”. As a result, the consideration that any particular MX Shareholder will receive will not be known at the time that the election is made because the consideration will depend on the total number of MX Shareholders who elect the Cash Alternative and the total number of MX Shareholders who elect the Share Alternative. If the Cash Alternative is oversubscribed, then MX Shareholders who have elected the Cash Alternative will receive some TSX Group Shares in lieu of the full amount of cash sought for their MX Shares. Likewise, if the Share Alternative is oversubscribed, MX Shareholders who have elected the Share Alternative will receive some cash in lieu of the full number of TSX Group Shares sought for their MX Shares. Accordingly, if either the Cash Alternative or the Share Alternative is oversubscribed, MX Shareholders may not receive exactly the amount and type of consideration that they elected to receive under the Amalgamation, which could result in, among other things, tax consequences that differ from those that would have resulted if they had received the form of consideration that they had elected.

Because the market price of TSX Group Shares will fluctuate, MX Shareholders who elect the Share Alternative cannot be sure of the market value of the consideration received under the Amalgamation at the Effective Date.

MX Shareholders who receive TSX Group Shares under the Amalgamation will receive a fixed number of TSX Group Shares rather than a number of TSX Group Shares with a particular fixed market value. The market value of TSX Group Shares at the Effective Date may vary significantly from the market price of those shares on the date of the Combination Agreement, the date of this Circular or the date of the MX Meeting. Because the Exchange Ratio will not be adjusted to reflect any changes in the market price of TSX Group Shares, the value of the consideration paid to the MX Shareholders under the Amalgamation may be higher or lower than the market value of their MX Shares on earlier dates.

MX and TSX Group will incur transaction and integration costs in connection with the Amalgamation.

MX and TSX Group expect to incur significant costs associated with transaction fees, professional services and other costs related to the Amalgamation. Specifically, MX and TSX Group expect to incur approximately $48 million, in the aggregate, for transaction costs related to the Amalgamation. TSX Group will also incur integration costs as it integrates the business of MX after the Effective Date. Although MX and TSX Group expect that the realization of the efficiencies related to the integration of the businesses will offset incremental transaction and other costs over time, this net benefit may not be achieved in the near term, or at all.

Increase in the Number of TSX Group Shares may increase volatility of TSX Group’s share price.

Although the issuance of TSX Group Shares under the Amalgamation should increase liquidity in the market for such TSX Group Shares and offer benefits of a larger market capitalization, there may be greater volatility of market prices in the near term pending the creation of a permanent shareholder base.

Risks Relating to TSX Group

The risks and uncertainties described below are not the only ones facing TSX Group. Additional risks and uncertainties not presently known to TSX Group or that TSX Group currently believes are immaterial may also adversely affect TSX Group’s business. If any of the following risks actually occur, TSX Group’s business, financial condition, or operating results could be materially adversely affected.

TSX Group faces competition from other exchanges, ATSs, OTC markets and other sources and new technologies.

TSX Group faces competition from other exchanges as well as from ATSs, ECNs and the OTC markets. This competition may intensify in the near future, especially as technological advances create pressure to develop more efficient and less costly trading in global or regional markets. If TSX Group cannot maintain and enhance its ability to compete or respond to competitive threats, it will have an adverse impact on TSX Group’s operating results.

TSX Group faces increased competition from exchanges, especially in the United States.

TSX Group faces increased competition for business from other exchanges, especially those in the United States as they consolidate and become public companies, and investing becomes more global. TSX Group faces competition from foreign exchanges, such as AIM, for listings of Canadian-based issuers and trading in their securities. If TSX Group is unable to continue to provide competitive trade execution, the volume traded in Canadian-based interlisted issuers on TSX Group’s exchanges could decrease in the future and adversely affect its operating results. TSX Group continues to face competition from CNQ, which has launched a facility, Pure Trading, to trade TSX listed issuers’ securities.

The trend for exchanges to form alliances or consolidate and become for-profit and publicly traded is increasing and will result in TSX Group’s competitors becoming stronger. If TSX Group is not included in any alliances, these developments could materially adversely affect TSX Group’s business and operating results.

Technological advances have facilitated the establishment of new marketplaces and trading mechanisms.

Technological advances have lowered barriers to entry and have facilitated the establishment of new marketplaces and trading mechanisms, such as ATSs and ECNs, to electronically trade securities and other financial instruments outside traditional exchanges. ATSs have a framework to operate in Canada under the ATS Rules and may become TSX Group’s significant competitors in the future. For example, in 2007, a group of Canada’s leading banks and investment dealers announced their intention to form an ATS to trade TSX-listed securities. This trading platform, Alpha, is currently set to launch in the second half of 2008. Liquidnet Canada, TriAct MATCH Now, Blockbook and Omega currently provide platforms that trade TSX-listed securities. As well, Instinet Inc. has also announced its intention to launch an ATS to trade TSX-listed securities. Chi-X Canada is scheduled to commence operations in February, 2008. If these ATSs are successful in attracting significant order flow, TSX Group’s trading revenue could be materially adversely affected.

NGX, CanDeal and Shorcan face competition from OTCs and other sources.

NGX’s business of trading and clearing energy contracts faces primary competition in energy markets in Canada and the United States from other electronic trading and clearing platforms and from the OTC or bilateral markets (with support from voice brokers). These voice brokers continue to provide efficient contract matching services for both standardized and structured products and are expanding their product offerings to include access to clearing facilities for trading parties who may have credit constraints. If NGX is unable to compete with these platforms and markets including voice brokers, NGX may not be able to expand, which could materially affect its business and operating results.

In addition, CanDeal faces competition primarily from the telephonic OTC market. If CanDeal fails to attract institutional order flow from this market, it would adversely affect its operating results.

Shorcan’s competitors in the fixed income IDB market include Freedom Bond Brokers, owned by Cantor Fitzgerald and major Canadian banks, Tullett Prebon, owned by Collins Stewart and BrokerTec, an electronic platform owned by ICAP. If Shorcan fails to attract institutional order flow from this market, it would adversely affect its operating results.

New technologies make it easier to disseminate TSX Group’s information.

Technological advances, and in particular the Internet, have made it easier to download and disseminate electronic information. This may cause the value of TSX Group’s information to deteriorate since it is difficult to enforce restrictions on the use of information that is transmitted electronically. TSX Group may not be able to maintain or increase market data revenue if it cannot enforce its proprietary rights in the future.

TSX Group’s trading operations depend primarily on a small number of clients.

During 2006, approximately 58% of TSX Group’s trading revenue on TSX and approximately 59% of its trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. TSX Group’s business, financial condition or operating results could be materially adversely affected if any one of these POs significantly reduced or stopped trading on TSX Group’s exchanges, or if two or more POs consolidated.

During 2006, approximately 30% of TSX Group’s trading operations revenue was derived from trading in the securities of the ten most actively traded listed issuers on its equity exchanges. If TSX Group lost one or more of these issuers, it would not only suffer a decrease in revenue from listing operations, but it would also suffer an even more significant decrease in revenue from trading operations.

TSX Group depends on the economy of Canada.

TSX Group’s financial results are affected by the Canadian economy, which is relatively small. Approximately 96% of TSX Group’s listed issuers as of December 31, 2006 were Canadian-based companies. The performance of these issuers has an effect on the volume of trading on TSX Group’s exchanges. If the profit growth of Canadian-based companies is generally lower than the profit growth of companies based in other countries, the markets on which those other issuers are listed may be more attractive to investors than TSX Group’s equity exchanges. The threat of a prolonged economic downturn may also have a negative impact on investment performance, which could materially adversely affect the number of new listed issuers, the market capitalization of TSX Group’s listed issuers, additional securities being listed or reserved and trading volumes.

TSX Group needs to retain and attract qualified personnel.

TSX Group’s success depends to a significant extent upon the continued employment and performance of a number of key management personnel whose compensation is partially tied to vested share options and long-term incentive plans that mature over time. The value of this compensation is dependent upon total shareholder return performance factors, which includes appreciation in TSX Group’s share price. The loss of the services of key personnel could materially adversely affect TSX Group’s business and operating results. TSX Group also believes that its future success will depend in large part on TSX Group’s ability to attract and retain highly skilled technical, managerial and marketing personnel. There can be no assurance that TSX Group will be successful in retaining and attracting the personnel it requires.

Geopolitical factors could interrupt TSX Group’s critical business functions.

The continuity of TSX Group’s critical business functions could be interrupted by geopolitical upheaval, including terrorist, criminal, political and cyber, or by other types of external disruptions, including human error, natural disasters, power loss, sabotage and vandalism.

TSX Group has a series of integrated disaster recovery and business continuity plans for critical business functions to mitigate the risk of an interruption. TSX Group currently maintains a duplicate facility within the Greater Toronto Area to provide redundancy and back-up to reduce the risk and recovery time of system disruptions for key systems. However, not all systems are duplicated, and any major disruption in the Greater Toronto Area may affect TSX Group’s existing and back-up facilities. Any interruption in TSX Group’s services could impair its reputation, damage its brand name, and negatively impact its financial condition and operating results.

TSX Group may not be successful in implementing its strategy.

TSX Group invests significant resources in the development and execution of its corporate strategy to grow profitability and maximize shareholder returns. TSX Group may not succeed in implementing its strategies. TSX Group has limited experience pursuing new business opportunities or growth opportunities in new geographic markets. TSX Group may have difficulty executing its strategies because of, among other things, increased global competition, difficulty developing and introducing new products, barriers to entry in other geographic markets, and changes in regulatory requirements. Any of these factors could materially adversely affect the success of TSX Group’s strategies.

As part of TSX Group’s strategy to sustain growth, TSX Group expects to continue to pursue appropriate acquisitions of other companies and technologies. An acquisition will only be successful if TSX Group can integrate the acquired businesses’ operations, products and personnel; retain key personnel; and expand its financial and management controls and its reporting systems and procedures to accommodate the acquired businesses. If an investment, acquisition or other transaction (including the Amalgamation) does not fulfill expectations, TSX Group may have to write down its value in the future or sell at a loss.

TSX Group may become subject to or enter into agreements in the future which further its strategy but which may also impose restrictions on itself. For example, in the agreement with CNW Group, TSX Group agreed to certain restrictions on the business activities TSX Group can engage in for the term of the agreement, the initial term of which runs until December 31, 2008 (in areas that TSX Group views as non-core to its business) in exchange for a share of revenue earned from products and services offered by CNX Marketlink in those areas.

Likewise, pursuant to a Purchase and Sale Agreement entered into between MX, BSE and BOX, MX’s ability to engage in certain derivatives related activities in the United States is limited through BOX. For so long as MX holds a certain percentage interest in BOX, it, or any of its affiliates (including TSX Group after the Effective Date), may not invest in or participate in the creation of a competing business (defined as any electronic market for the trading of the BOX products).

Moreover, pursuant to the Technical and Operational Services Agreement between BOX and MX, whereby MX provides the software and other technology necessary for BOX’s operations, MX agreed that it may not licence any trading software, nor provide any significant technical services, to a U.S. equity options exchange for as long as MX remains a BOX shareholder or a significant supplier of technical services to BOX.

New business activities may adversely affect income.

TSX Group may enter new business activities that could have an adverse effect on its existing profitability. While TSX Group would expect to realize new revenue from these new activities, there is a risk that this new revenue would not be greater than the associated costs or any related decline in existing revenue sources.

TSX Group is subject to significant regulatory constraints.

The provincial securities regulators regulate TSX Group and its exchanges and regulators in other jurisdictions may regulate its future operations. This regulation may impose barriers or constraints which limit TSX Group’s ability to build an efficient, competitive organization and may also limit its ability to expand foreign and global access. Securities regulators also impose financial and corporate governance restrictions on TSX Group and its equity, and after the Effective Date, derivatives exchanges. Some of the provincial securities regulators must approve or review TSX Group’s exchanges’ listing rules, trading rules, fee structures and features and operations of, or changes to its systems. These approvals or reviews may increase TSX Group’s costs and delay its plans for implementation. There could also be regulatory changes that impact TSX Group’s customers and that could materially adversely affect TSX Group’s business and operating results.

TSX Group is subject to litigation risks.

Some aspects of TSX Group’s business involve risks of litigation. Dissatisfied customers, among others, may make claims with respect to the manner in which TSX Group operates. Although TSX Group benefits from certain contractual indemnities and limitations on liabilities, these rights may not be sufficient. In addition, with the introduction of civil liability for misrepresentations in TSX Group’s continuous disclosure documents and statements and the failure to make timely disclosures of material changes in Ontario and certain other jurisdictions, dissatisfied shareholders can more easily make claims against TSX Group. If a lawsuit or claim is resolved against TSX Group, it could materially adversely affect its reputation, business, financial condition and operating results.

TSX Group depends on market activity that is outside of its control.

TSX Group’s revenue is highly dependent upon the level of activity on its exchanges, including: the volume of securities traded; the number and market capitalization of listed issuers; the number of new listings; the number of active traders and brokerage firms in the market; and the number of subscribers to market data.

TSX Group does not have direct control over these variables. Among other things, these variables depend upon the relative attractiveness of securities traded on its exchanges and the relative attractiveness of its exchanges as a place to trade those securities as compared to other exchanges and other trading mechanisms. Those variables are in turn influenced by:

•	the overall economic conditions in Canada and the United States in particular, and in the world in general (especially growth levels and political stability);

•	the condition of the resource sector;

•	the interest rate environment and resulting attractiveness of alternative asset classes;

•	the regulatory environment for investment in securities;

•	the relative activity and performance of global capital markets;

•	investor confidence in the prospects and integrity of TSX Group’s listed issuers, and the prospects of Canadian-based listed issuers in general;

•	pricing volatility of global commodities and energy markets; and

•	changes in tax legislation that would impact the relative attractiveness of certain types of securities; including income trusts.

TSX Group may be able to indirectly influence the volume of trading by providing efficient, reliable and low-cost trading; maximizing the availability of timely, reliable information upon which research, advice and investment decisions can be based; and maximizing the ease of access to trading facilities. However, those activities may not have a positive effect on, or effectively counteract, the factors that are outside of TSX Group’s control.

TSX Group exchanges depend on the development and acceptance of TSX Group’s new products.

TSX Group is dependent to a great extent on developing and introducing new investment products and trading products and their acceptance by the investment community. While TSX Group continues to review and develop new products that respond to the needs of the marketplace, TSX Group may not continue to develop successful new products. Its current product offerings may become outdated or lose market favour before TSX Group can develop adequate enhancements or replacements. Other exchanges or ATSs may introduce new products or product enhancements that make TSX Group’s products less attractive. Even if TSX Group develops an attractive new product, TSX Group could lose trading activity to another marketplace that introduces a similar or identical product which offers greater liquidity or lower cost. TSX Group also may not receive regulatory approval (in a timely manner or at all) for its new products. Any of these events could materially adversely affect its business and operating results.

TSX Group could suffer losses as a result of NGX’s clearing activities.

NGX is the central counterparty to each transaction conducted through its electronic platform. By providing a clearing facility, NGX is subject to the risk of a counterparty defaulting simultaneously with an extreme market price movement. NGX manages this risk by applying standard rules and regulations, and using a conservative margining regime based on globally-accepted margin concepts. This margining regime involves valuing the market stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. NGX conducts market stress scenarios regularly to test the ongoing integrity of its clearing operation. NGX also relies on established policies, instructions, rules and regulations as well as procedures specifically designed to actively manage and mitigate risks.

To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. TSX Group is NGX’s guarantor for this credit agreement up to a maximum of US$100 million. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net assets. If NGX suffers a loss on its clearing operations, it could lose its entire net worth. The bank could also realize up to a maximum of US$100 million on TSX Group’s unsecured guarantee, to the extent required to cover the loss.

NGX faces operational and other risks associated with the clearing business, which, if realized, could materially affect its business and operating results.

TSX Group depends heavily on information technology, which could fail or malfunction.

TSX Group is extremely dependent on its information technology systems, including data and communications systems (“IT Operations”). Its trading is conducted exclusively on an electronic basis. TSX Group has disaster recovery and contingency plans and back-up procedures to manage, mitigate and minimize the risk of an interruption or failure to, and to ensure the integrity of, its IT Operations. TSX Group also tests its disaster recovery plans for trading on TSX and TSX Venture Exchange, and includes customers in that process. However, those plans may not be adequate and TSX Group cannot entirely eliminate the risk of a system failure or interruption. TSX Group has experienced occasional IT Operations failures and delays in the past, and TSX Group could experience future IT Operations failures and delays.

TSX Group’s current technological architecture may not effectively or efficiently support its changing business requirements. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions. By January 2007, TSX Group had completed much of the work on TSXPress, which included three major trading system enhancements to reduce overall average TSX response time and optimize executed speeds. In June 2007, TSX replaced core trading engine hardware with the next generation of new servers.

TSX Group will continue to make additional expenditures to further enhance and upgrade its systems. To grow, TSX Group will need to continuously improve its information technology systems so that TSX Group can handle increases and changes in trading activity and to respond to customer demand for faster processing times. This will require ongoing expenditures which may require TSX Group to expend significant amounts in the future. In 2006, TSX Group began development of the next generation of its trading engine, TSX Quantum. The key technology initiative of 2007 and 2008, TSX Quantum is expected to provide its customers with greater speed and capacity which TSX Group believes will enable it to attract higher volumes and even more liquidity. TSX Quantum began a phased roll out in December 2007 which will continue throughout 2008. If TSX Quantum fails to perform in accordance with expectations, cannot be rolled out on schedule or does not result in the expected higher trading volumes and liquidity, TSX Group’s business, financial condition and operating results may be materially adversely affected.

If TSX Group’s systems are significantly compromised or disrupted or if it suffers repeated failures, this could interrupt TSX Group’s trading services; cause delays in settlement; cause TSX Group to lose data; corrupt its trading operations, data and records; or disrupt its business operations. This could undermine confidence in TSX Group’s exchanges and materially adversely affect its reputation or operating results, and may lead to customer claims, litigation and regulatory sanctions.

TSX Group’s cost structure is largely fixed.

Most of TSX Group’s expenses are fixed and cannot be easily lowered if its revenue decreases, which could have an adverse effect on TSX Group’s operating results and financial condition.

TSX Group depends on third party suppliers.

TSX Group depends on a number of third parties, such as CDS, RS, data processors, software and hardware suppliers, communication and network suppliers and suppliers of electricity for elements of its trading, data and other systems. These providers may not be able to provide these services without interruption and in an efficient, cost-effective manner. They also may not be able to adequately expand their services to meet TSX Group’s needs. If a service provider suffers an interruption in or stops providing services and TSX Group cannot make suitable alternative arrangements, it could materially adversely affect its business, financial condition and operating results.

TSX Group depends on adequate numbers of customers.

If TSX Group determines that there is not a fair market, the markets will be shut down. There will not be a fair market if too few POs are able to access TSX Group’s equity exchanges or if too few contracting parties are able to access NGX’s market. If trading on TSX Group’s exchanges is interrupted or ceases, it could materially adversely affect its equity or energy operations, respectively, its financial condition and its operating results.

TSX Group depends on and is restricted by its licence agreements and other arrangements.

Some of TSX Group’s products, including its trading and data systems and its index products, are based on licence agreements with third parties, which in some cases expire within the next few years. TSX Group may not be able to renew these agreements on favourable terms or at all. Any future licence agreement may provide opportunities for TSX Group, but it may also impose restrictions on it. If TSX Group fails to renew licence agreements on favourable terms or at all, it may materially adversely affect its business.

TSX Group is also party to agreements with RS and CanDeal under which it provides services for fees. If those agreements terminate or are not renewed, it may have an adverse effect on TSX Group’s operations.

TSX Group may be unable to protect its intellectual property.

To protect its intellectual property rights, TSX Group relies on a combination of trade-mark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with its affiliates, customers, strategic partners, and others. This protection may not be adequate to deter others from misappropriating its proprietary information. TSX Group may not be able to detect the unauthorized use of, or take adequate steps to enforce, its intellectual property rights. TSX Group has registered, or applied to register, its trade-marks in Canada and in some other jurisdictions. If TSX Group fails to protect its intellectual property adequately, it could harm TSX Group’s brand and affect its ability to compete effectively. It could also take significant time and money to defend TSX Group’s intellectual property rights, which could adversely affect its business, financial condition, and operating results.

TSX Group licenses a variety of intellectual property from third parties. Others may bring infringement claims against TSX Group or its customers in the future because of an alleged breach of such a licence. If someone successfully asserts an infringement claim, TSX Group may be required to spend significant time and money to develop or license intellectual property that does not infringe upon the rights of that other person or to obtain a licence for the intellectual property from the owner. TSX Group may not succeed in developing or obtaining a licence on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect TSX Group even if it is successful.

TSX Group may not be able to meet cash requirements because of its holding company structure and restrictions on paying dividends.

As a holding company, TSX Group’s ability to meet its cash requirements and pay dividends on TSX Group Shares depends in large part upon its subsidiaries paying dividends and other amounts to TSX Group. TSX Group’s subsidiaries must comply with corporate and securities laws and with their agreements before they can pay dividends to TSX Group. In particular, the recognition order of TSX Group and TSX Inc. provides that if TSX Inc. fails to maintain any of its financial viability tests for more than three months, TSX Inc. will not, without the prior approval of the Director of the OSC, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by OSC staff.

NGX’s credit facility limits its ability to pay dividends to TSX Group in certain circumstances. TSX Group has increased, on October 31, 2007, its guarantee of NGX’s credit facility to US$100 million. The previously secured guarantee of $30 million has been replaced by an unsecured guarantee of US$100 million.

Restrictions on ownership of TSX Group Shares may restrict trading and transactions.

Under the Securities Act (Ontario) and related regulations and orders, no person or company may own or exercise control or direction over more than 10% of any class or series of TSX Group’s voting shares, without obtaining the prior approval of the OSC and, after the Effective Date, the AMF. Each of the OSC and, after the Effective Date, the AMF will have complete discretion to grant its approval and may also change the 10% threshold in the future. A shareholder (or shareholders acting together) who contravenes these provisions may have its shares redeemed and have dividend and voting entitlements on its shares suspended. These restrictions may discourage trading in and may limit the market for TSX Group Shares, may discourage potential acquisition and strategic alliance proposals, and may prevent transactions in which TSX Group’s shareholders could receive a premium for their shares.

Risks Relating to MX

Reference is made to the section entitled “Risk Factors” on pages 97-109 of the Prospectus for a full description of the risk factors relating to MX, which section is incorporated by reference in this Circular.

CERTAIN TAX CONSIDERATIONS FOR MX SHAREHOLDERS

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder (the “Tax Act”), generally applicable to MX Shareholders who, for purposes of the Tax Act, and at all relevant times, hold their MX Shares, Amalco Redeemable Shares and TSX Group Shares as capital property and deal at arm’s length with, and are not and will not be affiliated with, either of MX or TSX Group. This summary does not take into account the mark-to-market rules in the Tax Act applicable to securities held by financial institutions. Holders to which these rules apply should consult their own tax advisors.

MX Shares, Amalco Redeemable Shares and the TSX Group Shares will generally be considered to be capital property to a shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, or acquired in a transaction considered to be an adventure or concern in the nature of trade. Certain MX Shareholders who are residents of Canada for the purposes of the Tax Act, and whose MX Shares, Amalco Redeemable Shares and TSX Group Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such MX Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. MX Shareholders who do not hold their MX Shares, Amalco Redeemable Shares or TSX Group Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the Tax Act and the regulations thereunder and the published administrative practices and policies of the Canada Revenue Agency, which we refer to in this document as the “CRA,” all in effect as of the date of this document. This summary takes into account all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA administrative practices and policies, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the material Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular MX Shareholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your own tax advisor regarding the particular consequences of the Amalgamation to you.

MX Shareholders Who Are Residents of Canada

The following section of the summary is applicable to an MX Shareholder who, for the purpose of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times. We refer to such a shareholder as a “Canadian resident holder.”

The Amalgamation

Upon the Amalgamation, Canadian resident holders will be deemed to have disposed of their MX Shares for proceeds of disposition equal to the adjusted cost base thereof, and to have acquired TSX Group Shares (including any fractional TSX Group Share that is not issued to such holders but rather is issued to the Depository as agent for such holders as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) and/or Amalco Redeemable Shares, as the case may be, for an equivalent amount. Consequently, no capital gain or capital loss will be recognized by a former holder of MX Shares upon the Amalgamation, subject to the comments set out below. If a former holder of MX Shares acquires both TSX Group Shares (including any fractional TSX Group Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) and Amalco Redeemable Shares upon the Amalgamation, the adjusted cost base of MX Shares will be allocated between the TSX Group Shares (including any fractional TSX Group Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) and the Amalco Redeemable Shares to form the adjusted cost base thereof, such allocation being based on their relative fair market value. Insofar as the Amalco Redeemable Shares are redeemable for cash, their fair market value will be their redemption amount. The fair market value of the TSX Group Shares is a question of fact to be determined following the implementation of the Amalgamation. The adjusted cost base to a former MX Shareholder of the TSX Group Shares (including any fractional TSX Group Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under “The Amalgamation — Amalgamation Mechanics — Fractional Shares”) will be averaged with any other TSX Group Shares held by such holder.

Receipt of Cash for Fractional Amalco Redeemable Shares

Fractional Amalco Redeemable Shares will not be issued to MX Shareholders. In lieu of such fractional Amalco Redeemable Shares, MX Shareholders will receive cash. The position of the CRA is that where such cash payment does not exceed $200, such holders may either (i) compute and report the gain or loss on the amount received in lieu of the fraction, or (ii) ignore the computation of such gain or loss and instead reduce the adjusted cost base of the shares received on the Amalgamation by the amount of such cash receipt. The above-stated CRA position does not address the issue of how to allocate the reduction in adjusted cost base, where a shareholder receives both TSX Group Shares and Amalco Redeemable Shares. However, since the cash will be received in lieu of a fractional Amalco Redeemable Share, it would be reasonable to reduce the adjusted cost base of the Amalco Redeemable Shares received on the Amalgamation.

Redemption of the Amalco Redeemable Shares

To the extent that a Canadian resident holder receives Amalco Redeemable Shares upon the Amalgamation, such Amalco Redeemable Shares will be redeemed immediately thereafter. A holder of Amalco Redeemable Shares will realize a capital gain, or sustain a capital loss, to the extent that the amount paid upon redemption, being $39.00 per share, exceeds, or is exceeded by, as the case may be, the adjusted cost base of the Amalco Redeemable Shares (as such adjusted cost base may be reduced by any cash received in lieu of a fractional Amalco Redeemable Share) and any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Certain Tax Considerations for MX Shareholders — Canadian Federal Income Tax Consequences — Taxation of Capital Gain or Capital Loss”.

Fractional TSX Group Shares

Fractional TSX Group Shares will not be issued to MX Shareholders in connection with the Amalgamation. Under the Amalgamation, an MX Shareholder entitled to a fraction of a TSX Group Share will receive a cash payment from the Depository on the sale of such fractional share (see “The Amalgamation — Amalgamation Mechanics — Fractional Shares”).

Canadian resident holders on whose behalf the Depository sells fractional TSX Group Shares (“Fractional Holders”) will realize a capital gain, or sustain a capital loss, to the extent that the proceeds of such sales, exceeds, or is exceeded by, as the case may be, the adjusted cost base of the fractional TSX Group Share and any reasonable costs of disposition, including the brokerage sales commissions. For a description of the tax treatment of capital gains and losses, see “Certain Tax Considerations for MX Shareholders — Canadian Federal Income Tax Consequences — Taxation of Capital Gain or Capital Loss”.

Taxation of Capital Gain or Capital Loss

Generally, a shareholder is required to include in computing its income for a taxation year 50% of the amount of any capital gain, which we refer to as the “taxable capital gain.” A shareholder may deduct 50% of the amount of any capital loss, which we refer to as the “allowable capital loss,” realized in a taxation year from taxable capital gains realized by the shareholder in such year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by a Canadian resident holder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Canadian resident holder that is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of at least 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If the Canadian resident holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns any such shares. Canadian resident holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

The TSX Group Shares received by an MX Shareholder pursuant to the Amalgamation will, on the date of their issuance, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, and registered disability savings plans.

MX Shareholders Not Resident in Canada

The following section of the summary is applicable to an MX Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold MX Shares, Amalco Redeemable Shares, or TSX Group Shares in, or in the course of, carrying on a business in Canada (referred to hereafter as “Non-Resident Holders”). This summary does not take into account special rules in the Tax Act applicable to Non-Resident Holders who are insurers carrying on business in Canada and elsewhere. Such holders should consult their own tax advisors.

Redemption of the Amalco Redeemable Shares, Receipt of Cash for Fractional Amalco Redeemable Shares and Disposition of Fractional TSX Group Shares

Non-Resident Holders will be subject to taxation in respect of the disposition of their MX Shares, Amalco Redeemable Shares, or fraction of a TSX Group Share to the extent such shares (including a fraction thereof) constitute “taxable Canadian property”. Generally speaking, Amalco Redeemable Shares or TSX Group Shares will constitute taxable Canadian property to a holder if, at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder did not deal at arm’s length, owned 25% or more of the issued shares of any class or series in the capital stock of MX, 25% or more of the Amalco Redeemable Shares, or 25% or more of the issued shares of any class or series in the capital stock of TSX Group. Non-Resident Holders whose Amalco Redeemable Shares or fractional TSX Group Share constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada.

TSX Group Shares

Non-Resident Holders whose TSX Group Shares constitute taxable Canadian property will generally be subject to taxation in Canada on the disposition thereof. TSX Group Shares received on the Amalgamation for MX Shares which are taxable Canadian property will generally be deemed to constitute taxable Canadian property to a Non-Resident Holder. Otherwise, TSX Group Shares will constitute taxable Canadian property to a holder if, at any time in the 60-month period prior to any disposition, the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder did not deal at arm’s length, owned 25% or more of the issued and outstanding shares in the capital stock of any class or series of TSX Group.

Notwithstanding that TSX Group Shares or Amalco Redeemable Shares may constitute taxable Canadian property, a Non-Resident Holder may be exempt from taxation in respect of any gain under the provisions of any income tax convention between Canada and the holder’s jurisdiction of residence.

Certain United States Federal Income Tax Considerations

The following discussion describes the anticipated material U.S. federal income tax consequences of the Amalgamation to U.S. holders (as defined below) of MX Shares. This discussion addresses only those holders that hold their MX Shares as a capital asset within the meaning of Section 1221 of the Code and does not address all the

U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	individual retirement and other tax-deferred accounts;

•	persons subject to the alternative minimum tax;

•	persons eligible for tax treaty benefits;

•	non-U.S. corporations, non-U.S. partnerships and other non-U.S. entities;

•	persons who are not citizens or residents of the United States;

•	tax-exempt organizations;

•	dealers in securities;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	holders of options, warrants or similar rights to acquire MX Shares;

•	persons that hold MX Shares as part of a straddle, hedge, constructive sale or conversion transaction; and

•	U.S. holders who acquired their MX Shares through the exercise of an employee stock option or otherwise as compensation.

Furthermore, this discussion does not address the U.S. federal income tax consequences that may be relevant to a U.S. holder that holds 5% or more (directly or by attribution) of the voting power or value of the TSX Group Shares immediately after the Amalgamation. In general, a U.S. holder that holds 5% or more of the voting power or value of the TSX Group Shares immediately after the Amalgamation would be able to avoid recognition of gain under the conditions described below only if such holder enters into a “gain recognition agreement” with the IRS as described in Treasury regulation Section 1.367(a)-8T promulgated pursuant to the Code. U.S. holders that may hold 5% or more of the voting power or value of the TSX Group Shares immediately after the Amalgamation should consult their own tax advisors as to the tax consequences of the Amalgamation.

This discussion is based upon the Code, its legislative history, Treasury regulations promulgated pursuant to the Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No tax ruling has been applied for or obtained or is expected to be obtained from the IRS or any other taxation authority with respect to the matters discussed herein. Tax considerations under state, local and non-U.S. laws, or U.S. federal laws other than those pertaining to U.S. income tax, are not addressed in this discussion.

The following discussion will not be binding on the IRS or the courts nor preclude the IRS from adopting a contrary position. This discussion assumes that the Amalgamation will be completed as described in this Circular and in accordance with the Amalgamation Agreement and related agreements in their current form. In addition, this discussion is based on certain other assumptions, representations and limitations. If any of those assumptions or representations is inaccurate, the tax consequences of the transaction could differ materially from those discussed herein. There is no obligation to update this discussion as a result of a change in law after the Amalgamation or the discovery of any inaccuracy in such assumptions or representations.

Holders of MX Shares should consult with their own tax advisors as to the tax consequences of the Amalgamation in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or non-U.S. and other tax laws and of changes in those laws.

U.S. Holder

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of an MX Share that is:

•	a U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•	a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	otherwise subject to U.S. federal income tax on a net income basis.

The U.S. federal income tax consequences of a partner in a partnership holding MX Shares generally will depend on the status of the partner and the activities of the partnership. Partners in such a partnership should consult their own tax advisors as to the tax consequences of the Amalgamation.

Tax Consequences of the Amalgamation Generally

Subject to the assumptions, limitations and qualifications set forth in this discussion, the Amalgamation should qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither TSX Group nor MX intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Amalgamation. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

As a result of the Amalgamation qualifying as a reorganization within the meaning of Section 368(a) of the Code, the following material U.S. federal tax consequences should result from the Amalgamation:

•	for a U.S. holder who exchanges all of its MX Shares solely for TSX Group Shares in the Amalgamation, no gain or loss will be recognized, except with respect to cash received in respect of a fractional TSX Group Share (see the discussion below under “— Cash Received in Respect of a Fractional TSX Group Share”);

•	for a U.S. holder who exchanges all of its MX Shares solely for Amalco Redeemable Shares and has those shares redeemed for cash in the Amalgamation, capital gain or loss equal to the difference between the amount of cash received and its tax basis in the MX Shares generally will be recognized;

•	for a U.S. holder who exchanges its MX Shares for a combination of TSX Group Shares and Amalco Redeemable Shares which are redeemed for cash in the Amalgamation, gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of (i) the excess, if any, of the sum of the cash and the fair market value of the TSX Group Shares the U.S. holder received in the Amalgamation, over the tax basis in the MX Shares surrendered by the U.S. holder in the Amalgamation, and (ii) the amount of cash received, except that any cash received in respect of a fractional TSX Group Share will be treated as discussed below under “— Cash Received in Respect of a Fractional TSX Group Share”;

•	for a U.S. holder who acquired different blocks of MX Shares at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of MX Shares exchanged in the Amalgamation;

•	any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the MX Shares for more than one year at the time the Amalgamation is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns TSX Group Shares immediately before the Amalgamation, cash received upon redemption of the Amalco Redeemable Shares could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such cash received would normally be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder; and

•	the taxable amount of any Canadian dollars received by a cash basis or an electing accrual basis U.S. holder generally will be equal to the U.S. dollar value of the Canadian dollars received based on the exchange rate applicable on the settlement date of the redemption of the applicable shares. A subsequent disposition of the Canadian dollars received will generally give rise to ordinary income or loss. A U.S. holder should consult its own tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of foreign currency.

Tax Basis and Holding Period in TSX Group Shares

A U.S. holder’s aggregate tax basis in the TSX Group Shares received in the Amalgamation, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate tax basis in the MX Shares surrendered in the Amalgamation, increased by the amount of taxable gain, if any, recognized in the Amalgamation (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest), and decreased by the amount of cash, if any, received in the Amalgamation (including any cash received upon redemption of the Amalco Redeemable Shares, and excluding any cash received in respect of a fractional share interest). The holding period for the TSX Group Shares received in the Amalgamation generally will include the holding period for the MX Shares exchanged therefor. A U.S. holder who had differing bases and/or holding periods in respect of MX Shares should consult its tax advisor regarding the particular bases and/or holding periods of the TSX Group Shares received in the Amalgamation.

Cash Received in Respect of a Fractional TSX Group Share

A U.S. holder who receives cash in respect of a fractional TSX Group Share will be treated as having received the fractional TSX Group Share pursuant to the Amalgamation and then as having exchanged the fractional TSX Group Share for cash in a redemption by TSX Group. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend under the tests set forth in Section 302 of the Code. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of TSX Group. While this determination is based on each U.S. holder’s particular facts and circumstances, the IRS has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a stockholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in any actual reduction in the stock interest of the stockholder. As a result, the redemption of a fractional TSX Group Share is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional TSX Group Share as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Amalgamation, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

In general, a U.S. holder that pays (whether directly or through withholding) Canadian income tax in connection with the Amalgamation may be entitled to elect to receive either a corresponding deduction or a credit for its U.S. federal income taxes. However, there are significant and complex rules that limit the ability of such a U.S. holder to use such a deduction or credit, and U.S. holders are urged to consult their own tax advisors regarding the foreign tax credit rules and the application of the foreign tax credit rules to the Amalgamation.

Information Reporting and Backup Withholding

Cash payments received in the Amalgamation by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a current rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

Each U.S. holder who receives TSX Group Shares as a result of the Amalgamation will be required to retain in its permanent records information regarding the amount, basis, and fair market value of the MX Shares transferred pursuant to the Amalgamation. U.S. holders who owned at least one percent (by vote or value) of the total outstanding MX Shares before the Amalgamation, who will own at least 10% (by vote or value) of the total outstanding TSX Group Shares after the Amalgamation or whose tax basis in the MX Shares surrendered pursuant to the Amalgamation equals or exceeds $1.0 million may be subject to certain additional reporting requirements. U.S. holders are urged to consult their tax advisors with respect to these and other reporting requirements applicable to the Amalgamation.

LEGAL MATTERS

Certain legal matters in connection with the Amalgamation and the transactions contemplated by the Combination Agreement will be passed upon by Ogilvy Renault LLP on behalf of MX.

ADDITIONAL INFORMATION

Additional information relating to MX and TSX Group can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, TSX Group furnishes documents to the SEC pursuant to the exemption provided by Rule 12g3-2(b) under the Exchange Act. Copies of such documents, as well as any additional copies of the Circular, may be obtained on request without charge by contacting MX’s Investor Relations and Communications department by telephone, at (514) 871-3551, or by mail, at Tour de la Bourse, 800 Victoria Square, 4th Floor, Montréal, Québec, H4Z 1A9 and TSX Group’s Investor and Public Relations department by telephone, at (416) 947-4317, or by mail, at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact the Proxy Solicitation Agent, at:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll-Free Phone:
1-800-775-1986
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

APPROVAL OF DIRECTORS

The contents and sending of this Circular have been approved by the Board of Directors.

Montréal, Québec, January 10, 2008.

By Order of the Board of Directors,

(signed) Joëlle Saint-Arnault
Joëlle Saint-Arnault
Vice-President, Legal Affairs and Secretary

AUDITORS’ CONSENT

We have read the Management Proxy Circular dated January 10, 2008 with respect to the proposed amalgamation of Bourse de Montréal Inc. (the “Company”) and 9189-7058 Québec Inc. an indirect wholly-owned subsidiary of TSX Group Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated January 24, 2007, except as to note 25, which is as of March 23, 2007.

Chartered Accountants

(signed) KPMG LLP

Montréal, Canada
January 10, 2008

AUDITORS’ CONSENT

We have read the Management Proxy Circular dated January 10, 2008 with respect to the proposed amalgamation of Bourse de Montréal Inc. and 9189-7058 Québec Inc. an indirect wholly-owned subsidiary of TSX Group Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of TSX Group Inc. (the “Company”) on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. Our report is dated January 29, 2007.

Chartered Accountants, Licensed Public Accountants

(signed) KPMG LLP

Toronto, Canada
January 10, 2008

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

“1999 Agreement” means the memorandum of agreement by and among the Alberta Stock Exchange, the Montréal Exchange, TSX and the Vancouver Stock Exchange dated as of March 15, 1999, as amended from time to time, pursuant to which the Canadian exchange industry was realigned and consolidated;

“Acquisition Proposal” means, other than the transactions contemplated by the Combination Agreement and the Amalgamation Agreement and other than any transaction between or involving only MX and/or one or more of its direct or indirect wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than TSX Group) relating to: (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of MX and its Subsidiaries taken as a whole or 10% or more of any voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 10% or more of any class of voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of MX;

“Affiliate” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions;

“Amalco” means the company resulting from the Amalgamation and also means that company as it may further be amalgamated with TSX Newco B to become a direct subsidiary of TSX Group, as the case may be;

“Amalco Redeemable Shares” means the redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Appendix 1 to the Articles of Amalgamation;

“Amalco Recognition Order” means a decision of the AMF (i) issuing an amended recognition order in replacement of the Recognition Order recognizing Amalco as a self-regulatory organization; (ii) authorizing Amalco to continue to carry on exchange activities; (iii) approving the Articles of Amalgamation and the Amalco by-laws; and (iv) terminating the 1999 Agreement, conditional upon the Amalgamation Resolution being duly adopted at the Meeting and provided that all of the other conditions specified in the Combination Agreement have been satisfied or waived; the whole as is necessary to permit the Amalgamation to be consummated in accordance with the terms of the Combination Agreement and the Amalgamation Agreement;

“Amalco Shares” means, collectively, the Class A Common Shares, the Class B Common Shares, the Class C Common Shares and the Amalco Redeemable Shares;

“Amalgamation Agreement” means the agreement among TSX Group, TSX Subco, TSX Newco A and MX, to which TSX Newco B intervened, setting forth the terms and conditions of the Amalgamation dated December 10, 2007, as amended and restated on January 10, 2008, a copy of which is attached hereto as Appendix B;

“Amalgamation” means the amalgamation of MX and TSX Subco under sections 123.115 and following of Part IA of the Companies Act, the terms and conditions of which are set out in the Combination Agreement;

“Amalgamation By-Law” means MX By-Law 2008-1 relating to the Amalgamation, adopted by the Board of Directors on January 10, 2008 and reproduced in the Amalgamation Resolution;

“Amalgamation Resolution” means the special resolution of MX Shareholders entitled to vote thereon confirming the Amalgamation By-Law, substantially in the form attached hereto as Appendix A to this Circular;

“AMF” means Québec’s Autorité des marchés financiers, and any successor thereof;

“Articles of Amalgamation” means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar;

“Associate” has the meaning ascribed thereto in Section 5 of the Securities Act;

“ATSs” (individually, an “ATS”) means alternative trading system;

“ATS Rules” means National Instrument 21-101 — Marketplace Operations and National Instrument 23-101 — Trading Rules;

“Blackbook” means a marketplace operated by Perimeter Financial Corp.;

“Board” or “Board of Directors” means the board of directors of MX;

“BOX” means the Boston Options Exchange Group LLC;

“BSE” means the Boston Stock Exchange, Inc.;

“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, Sunday or day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

“Canadian Securities Laws” means all applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder, as now in effect or amended from time to time;

“CanDeal” means CanDeal.ca Inc., an electronic trading system for the institutional debt market in which TSX has a 47% ownership interest;

“CAREX” means the Canadian Resources Exchange Inc.;

“Cash Alternative” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”;

“CCX” means Chicago Climate Exchange Inc.;

“CDCC” means the Canadian Derivatives Clearing Corporation;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate” or “Certificate of Amalgamation” means the certificate attesting the Amalgamation, prepared and issued by the Enterprise Registrar pursuant to Section 123.119 of the Companies Act;

“Change in Recommendation” has the meaning ascribed thereto under the heading “The Combination Agreement — Termination Rights — Termination by TSX Group”;

“Circuit Technology” means Circuit Technology Limited;

“Circular” means this Management Proxy Circular, including the Notice of Meeting and all appendices hereto and documents (or portions thereof) incorporated herein by reference;

“Citi” means Citigroup Global Markets Inc.;

“Class A Common Shares” (individually, a “Class A Common Share”) means the class A common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Appendix 1 to the Articles of Amalgamation;

“Class B Common Shares” (individually, a “Class B Common Share”) means the class B common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Appendix 1 to the Articles of Amalgamation;

“Class C Common Shares” (individually, a “Class C Common Share”) means the class C common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Appendix 1 to the Articles of Amalgamation;

“CNQ” means Canadian Trading and Quotation Systems Inc.;

“Combination Agreement” means the combination agreement dated as of December 10, 2007 between MX and TSX Group, as amended on January 10, 2008, as the same may be further amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Commissioner” means the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act;

“Companies Act” means the Companies Act (Québec), as amended;

“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Date;

“Competition Bureau” means the Competition Bureau of Canada;

“Confidentiality Agreement” means the letter agreement made as of May 10, 2007, as amended by the Exclusivity Agreement and as further amended from time to time, between MX and TSX Group;

“Contract” (individually, a “Contract”) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which TSX Group or MX, as the case may be, or any of their respective Subsidiaries is a party or by which TSX Group or MX, as the case may be, or any of their respective Subsidiaries is bound or under which TSX Group or MX, as the case may be, or any of their respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

“Depository” means CIBC Mellon Trust Company;

“ECN” means electronic communication networks; being trading systems similar to ATSs but known in the United States as “ECNs”;

“EDGAR” means the SEC’s Electronic Data Gathering and Retrieval System;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Election Deadline” means the date by which MX Shareholders must tender the certificates representing their MX Shares to the Depository along with a duly completed Transmittal and Election Form in order to validly submit their election for the purpose of the Amalgamation, to the extent the Amalgamation receives a favourable vote at the Meeting and the conditions precedent to the Amalgamation are satisfied, which date shall be 5:00 p.m. (Montréal time) the second Business Day prior to the Effective Date;

“Employment Agreement” means the employment agreement between TSX Group and Mr. Luc Bertrand dated December 10, 2007;

“Enbridge” means Enbridge Inc.;

“Encumbrances” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing;

“Enterprise Registrar” means the enterprise registrar acting under the Companies Act;

“Equicom” means The Equicom Group Inc.;

“ETFs” has the meaning ascribed thereto under the heading “Information Regarding TSX Group — Overview”;

“Exchange Group” has the meaning ascribed thereto under the heading “The Amalgamation — Background to the Amalgamation”;

“Exchange Ratio” means 0.7784 of a TSX Group Share for each MX Share;

“Exclusivity Agreement” means the letter of agreement dated November 20, 2007, as amended from time to time, between MX and TSX Group, in relation to the exclusivity of negotiations, confidentiality and other matters;

“GAAP” means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein;

“Governmental Entity” (collectively, the “Governmental Entities”) means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“ICE” means InterContinentalExchange, Inc.;

“Indebtedness” means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations;

(iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other person;

“ISE” means International Securities Exchange, Inc.;

“IT Operations” has the meaning ascribed thereto under the heading “Risk Factors — Risks Relating to TSX Group”;

“Joint Audit Committee” means the joint MX-CDCC audit committee;

“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Legal Actions” means any claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations;

“Liquidnet Canada” means a marketplace operated by Liquidnet Canada Inc.;

“Matching Period” has the meaning ascribed thereto under the heading “The Combination Agreement — Covenants of the Parties — Covenants of MX Regarding Non-Solicitation and Fiduciary Out”;

“Material Adverse Effect” means any event, change or effect that is, or would reasonably be expected to be (individually or in the aggregate), material and adverse to the business, assets, properties, condition (financial or otherwise), results of operations of either TSX Group or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole; except any such event, change or effect resulting from or arising in connection with:

(i)	any change in GAAP;

(ii)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(iii)	any change or development in general economic, business, or regulatory conditions or in global financial or capital markets;

(iv)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(v)	any change or development affecting the industries in which either of TSX Group or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

(vi)	the announcement of the entering into of the Combination Agreement or of the Amalgamation and the consummation of the transactions contemplated herein;

(vii)	any change in the market price or trading volume of any securities of TSX Group or MX (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of TSX Group or MX, as the case may be, trade;

provided, however, that any such event, change or effect referred to in clauses (ii), (iii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) TSX Group or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, or disproportionately adversely affect TSX Group or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, compared, in the latter case, to other companies of similar size operating in the industries in which TSX Group, MX and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

“Maximum Cash Consideration” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Pro-ration”;

“Maximum Share Consideration” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Pro-ration”;

“MCeX” means the Montréal Climate Exchange Inc.;

“Meeting” means the special general meeting of MX Shareholders (including any adjournment or postponement thereof) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

“Meeting Materials” means the Notice of Special General Meeting, the Circular and the form of proxy for use in connection with the Meeting;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, which is currently anticipated to come into force in Québec, as of February 1, 2008, as Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions;

“MX” means Bourse de Montréal Inc.;

“MX Disclosure Letter” means the letter dated as of the date of the Combination Agreement delivered by MX to TSX Group prior to the execution of the Combination Agreement;

“MX Disclosure Record” means: (i) the non-offering prospectus of MX dated March 23, 2007; (ii) the audited consolidated financial statements of MX as at and for the fiscal years ended December 31, 2006 and 2005, including the notes thereto and the management’s discussion and analysis thereof; and (iii) the unaudited interim consolidated financial statements of MX as at and for the nine-month period ended September 30, 2007, including the notes thereto and the management’s discussion and analysis thereof;

“MX Employee Purchase Plan” means the employee share purchase plan adopted by MX on February 13, 2007, which became effective as of March 23, 2007;

“MX Financial Statements” means the audited consolidated financial statements of MX as at and for the year ended December 31, 2006 and unaudited interim consolidated financial statements of MX as at and for the nine-month period ended September 30, 2007 (including, in each case, any notes and schedules thereto) included in the MX Disclosure Record;

“MX Material Contracts” means all Contracts to which MX or any of its Subsidiaries (including CAREX) is a party or by which any of them is bound: (i) which involve aggregate future payments by or to any of them in excess of $500,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $200,000; (ii) with any Governmental Entity (including licences); (iii) entered into since December 31, 2006, for the sale of securities or material assets of MX or any of its Subsidiaries (including CAREX), or for the acquisition of securities, material assets or material businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its material assets; (iv) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other Contracts relating to the borrowing of money in excess of $250,000; (v) under which MX or any if its Subsidiaries (including CAREX) has any liabilities to any (a) current director or officer of any of MX or any of its Subsidiaries (including CAREX) or any person that has served within the past two years as such or any of such Person’s immediate family members; (b) registered or beneficial owner of more than 5% of the MX Shares as of the date of the Combination Agreement; or (c) to the knowledge of MX, any Affiliate or Associate of any Person referred to in clauses (a) or (b) (other than MX or any if its Subsidiaries (including CAREX); and (vi) which are of the type referred to above and outside the ordinary and regular course of business;

“MX Nominees” means Messrs. Luc Bertrand, Jean Turmel, Laurent Verreault, Carmand Normand, and Ms. Denyse Chicoyne;

“MX Options” means options to purchase MX Shares outstanding and unexercised at any given date and granted under any stock option plans established by MX or any of its Subsidiaries, as the case may be, including the MX Stock Option Plan;

“MX Plans” means, collectively, all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) for the benefit of employees and former employees (including the MX Employee Purchase Plan and the MX Stock Option Plan);

“MX Rights” means all outstanding options (other than MX Options) granted by MX or any of its Subsidiaries to acquire shares in the share capital of MX or any of its Subsidiaries, and other securities, rights, warrants, calls, instruments, shareholder agreements, voting trusts, voting agreements, pooling agreements, shareholder rights plans, agreements or commitments of any character whatsoever, written or verbal, (other than the Combination Agreement) established by MX or any of its Subsidiaries requiring the issuance, acquisition, sale or transfer by MX of any shares in the share capital of MX or any of its Subsidiaries or any securities convertible or exchangeable into, or exercisable for, shares in the share capital of MX or any of its Subsidiaries or entitling the holder thereof to acquire, or have a Legal Action against MX or any of its Subsidiaries in respect of, shares in the share capital of MX or any of its Subsidiaries or other securities of MX or any of its Subsidiaries;

“MX Shareholders” (individually, an “MX Shareholder”) means the registered or beneficial holders of the issued and outstanding MX Shares;

“MX Shares” (individually, an “MX Share”) means common shares in the share capital of MX;

“MX Stock Option Plan” means the stock option plan of MX for the benefit of officers and key employees of MX adopted by MX on February 13, 2007, which became effective as of March 23, 2007, as amended;

“NBF” means National Bank Financial Inc.;

“NGX” means Natural Gas Exchange, Inc.;

“Non-Registered Holder” means an MX Shareholder who is a beneficial owner (but not a registered owner) of the MX Shares;

“Notice Date” has the meaning ascribed thereto under the heading “The Combination Agreement — Covenants of the Parties — Covenants of MX Regarding Non-Solicitation and Fiduciary Out”;

“Notice of Meeting” means the Notice of Special General Meeting which accompanies this Management Proxy Circular;

“November Proposal” has the meaning ascribed thereto under the heading “The Amalgamation — Background to the Amalgamation”;

“NTP” means NetThruPut Inc.;

“NYMEX” means NYMEX Holdings, Inc.;

“Omega” means a marketplace operated by Perimeter Markets Inc.;

“OSC” means the Ontario Securities Commission, and any successor thereof;

“OTC” has the meaning ascribed thereto under the heading “Information Regarding MX — Overview”;

“Other Nominees” has the meaning ascribed thereto under the heading “MX and TSX Group After the Amalgamation — Governance and Business Continuity”;

“Oxen” means Oxen Inc., a wholly-owned subsidiary of NGX;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“POs” (individually, a “PO”) means participating organizations and member firms who have been accepted to trade on TSX and TSX Venture Exchange;

“Pro Forma Statements” has the meaning ascribed thereto under the heading “Selected Historical and Pro Forma Financial Information — Selected Unaudited Pro Forma Financial Information”;

“Prospectus” means MX’s non-offering prospectus dated March 23, 2007;

“Proxy Solicitation Agent” means Kingsdale Shareholder Services Inc.;

“Québec Approvals” means the Regulatory Approvals to be obtained from the AMF referred to in the MX Disclosure Letter, and the Amalco Recognition Order;

“Recognition Order” means AMF Decision No. 2003-C-0184 in respect of the recognition of Bourse de Montréal Inc. as a self-regulatory organization;

“Record Date” means January 8, 2008, on which day each MX Shareholder of record at the close of business shall be entitled to receive notice of and vote at the Meeting;

“Registered Shareholder” means a holder of the MX Shares whose name appears on the records of MX as the registered holder of such MX Shares;

“Regulation Q-27” means Québec Regulation Q-27 respecting Protection of Minority Shareholders in the Course of Certain Transactions, as amended;

“Regulatory Approvals” (individually, a “Regulatory Approval”) means those sanctions, rulings, consents, orders, exemptions, permits, declarations, filings and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set forth in Schedule 1.1.77 of the Combination Agreement and in the MX Disclosure Letter;

“Remaining TSX Group Shares” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Fractional Shares”;

“Replacement Option” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”;

“Required Vote” means at least 66 2/3% of the votes cast by all MX Shareholders present in person or represented by proxy at the Meeting, each MX Share entitling the MX Shareholder thereof to one vote on the Amalgamation Resolution;

“Representatives” has the meaning ascribed thereto under the heading “The Combination Agreement — Covenants of the Parties — Covenants of MX Regarding Non-Solicitation and Fiduciary Out”;

“RS” means Market Regulation Services Inc.;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Québec), as amended;

“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format under National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR);

“Share Alternative” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”;

“Shorcan” means Shorcan Brokers Limited;

“Statutory share ownership restrictions” has the meaning ascribed thereto under the heading “Information Regarding TSX Group — Description of Share Capital of TSX Group — Statutory Restrictions on Ownership of TSX Group’s Voting Shares”;

“Subsidiary” (collectively, the “Subsidiaries”) with respect to any Person means any body corporate of which such Person is entitled to elect a majority of the board of directors thereof and shall include any other Person over which it exercises direction or control or which is in a like relation to such first Person;

“Superior Proposal” means a bona fide Acquisition Proposal made to MX in writing and duly authorized by the board of directors of the Person making the Acquisition Proposal: (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, purchase of assets (including transfer of assets in favour of an income trust) or similar transaction), all the outstanding MX Shares, or all the assets or revenues of MX on a consolidated basis; (ii) that was not solicited by MX or any of its representatives in contravention of MX’s non-solicitation obligations under the Combination Agreement; (iii) that, to the extent it offers cash consideration, for which any required financing is then committed; and (iv) that the Board of Directors determines in good faith (after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the

Board of Directors’ fiduciary duties), taking into account all legal, financial, regulatory and other aspects of such proposal and giving due consideration to the commitments set out in the Combination Agreement:

(a)	is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b)	would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to MX Shareholders than the transaction contemplated by the Combination Agreement;

“Support and Voting Agreements” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — MX Shareholder Approval Required for the Amalgamation”;

“Supporting MX Shareholders” means, collectively, Messrs. Luc Bertrand, Stephen Wayne Finch, Jean Turmel, and NYMEX; and “Supporting MX Shareholder” means any one of them;

“Target Completion Date” means June 30, 2008, or such later date as may be agreed to in accordance with the Combination Agreement;

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Entity pension plan premiums or contributions;

“Termination Fee” means $45.7 million, less any amounts previously paid by MX to TSX Group for reimbursement of expenses referred to under “The Combination Agreement — Expense Reimbursement”;

“Transmittal and Election Form” means the transmittal and election form accompanying this Circular (on yellow paper);

“TriAct MATCH Now” means a marketplace operated by TriAct Canada Marketplace LP;

“TSX” means Toronto Stock Exchange;

“TSX Group” means TSX Group Inc.;

“TSX Group Disclosure Letter” means the letter dated as of the date of the Combination Agreement delivered by TSX Group to MX prior to the execution of the Combination Agreement;

“TSX Group’s AIF” means the annual information form of TSX Group dated March 26, 2007;

“TSX Group Options” means the options to purchase TSX Group Shares outstanding and unexercised at any given date and granted under any stock option plans established by TSX Group and any of its subsidiaries, as the case may be, including the TSX Group stock option plan;

“TSX Group Recognition Order” means the decision from the OSC dated April 3, 2000, 23 O.S.C.B. 2495, as varied from time to time, in respect of the recognition of TSX Group as an exchange;

“TSX Group Shareholders” means the registered or beneficial holders of the issued and outstanding TSX Group Shares, from time to time;

“TSX Group Shares” (individually, a “TSX Group Share”) means common shares in the share capital of TSX Group;

“TSX Group Stock Option Plan” means the stock option plan of TSX Group adopted by the TSX Group board of directors on September 4, 2002, and the TSX Group Shareholders on October 22, 2002, as amended;

“TSX Group share restrictions” has the meaning ascribed thereto under the heading “Information Regarding TSX Group — Description of Share Capital of TSX Group — Share Ownership Restrictions in TSX Group’s Articles;

“TSX Newco A” means 1372434 Alberta ULC;

“TSX Newco B” means 9190-1983 Québec Inc.;

“TSX Subco” means 9189-7058 Québec Inc.;

“Unaffected MX Share Price” has the meaning ascribed thereto under the heading “The Amalgamation — Reasons for the Board Recommendation”;

“Unexercised Option” has the meaning ascribed thereto under the heading “The Amalgamation — Amalgamation Mechanics — Amalgamation”;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for MX Shareholders — Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and

“Watt-Ex” means Alberta Watt Exchange Limited, a wholly-owned subsidiary of Oxen.

LIST OF DOCUMENTS FILED WITH THE SEC

(1)	Bourse de Montréal Inc. Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008;

(2)	Form of Proxy accompanying Bourse de Montréal Inc.’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008;

(3)	Transmittal and Election Form accompanying Bourse de Montréal Inc.’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008;

(4)	Amalgamation Agreement among TSX Group Inc., 9189-7058 Québec Inc., 1372434 Alberta ULC and Bourse de Montréal Inc., to which 9190-1983 Québec Inc. intervened, dated as of December 10, 2007, as amended and restated on January 10, 2008 (included as Appendix B to Bourse de Montréal Inc.’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008);

(5)	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Luc Bertrand dated December 10, 2007;

(6)	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Stephen Wayne Finch dated December 10, 2007;

(7)	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Jean Turmel dated December 10, 2007;

(8)	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and NYMEX Holdings Inc. dated December 12, 2007;

(9)	Combination Agreement dated as of December 10, 2007 between Bourse de Montréal Inc. and TSX Group Inc., as amended on January 10, 2008;

(10)	Audited consolidated financial statements of Bourse de Montréal Inc. for the years ended December 31, 2006, 2005 and 2004, together with the accompanying report of the auditor thereon and the notes thereto, as contained on pages F-3 to F-30 of Bourse de Montréal Inc.’s non-offering prospectus dated March 23, 2007;

(11)	Unaudited consolidated financial statements of Bourse de Montréal Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006, together with the notes thereto;

(12)	The section entitled “Risk Factors” contained on pages 97 to 109 of Bourse de Montréal Inc.’s non-offering prospectus dated March 23, 2007;

(13)	Material change report of Bourse de Montréal Inc. dated December 14, 2007;

(14)	Annual information form of TSX Group Inc. dated March 26, 2007;

(15)	Audited consolidated financial statements of TSX Group Inc., together with the accompanying report of the auditors, as at December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006 and 2005;

(16)	Unaudited interim consolidated financial statements of TSX Group Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006;

(17)	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the fiscal year ended December 31, 2006;

(18)	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the three-month and nine-month periods ended September 30, 2007;

(19)	Notice of annual and special meeting of TSX Group shareholders and management proxy circular of TSX Group Inc. dated April 25, 2007;

(20)	Material change report of TSX Group Inc. dated December 13, 2007;

(21)	Material change report of TSX Group Inc. dated January 8, 2008;

(22)	Consents of KPMG LLP; and

(23)	Power of Attorney.

APPENDIX A — AMALGAMATION RESOLUTION
RESOLUTION OF THE SHAREHOLDERS OF
BOURSE DE MONTRÉAL INC. / MONTRÉAL EXCHANGE INC.
(the “Company”)

WHEREAS by agreement dated December 10, 2007, as amended on January 10, 2008 (the “Combination Agreement”) between the Company and TSX Group Inc. (“TSX”), the Company agreed that it would amalgamate with 9189-7058 Québec Inc. (“SubCo”);

RESOLVED THAT the following by-law adopted by the Board of Directors of the Company on January 10, 2008, be and is hereby confirmed as By-Law No. 2008-1 of the Company:

“BY-LAW 2008-1

1.	THAT the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Québec) and subject to the terms and conditions set forth in the Combination Agreement and the Amended and Restated Amalgamation Agreement by and among SubCo, the Company, TSX and 1372434 Alberta ULC, with the intervention of 9190-1983 Québec Inc. (the “Amalgamation Agreement”), a copy of which is attached hereto; and

2.	THAT the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Québec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3.	THAT any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an “Authorized Signatory”) be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

4.	THAT any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Québec); and

5.	THAT any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6.	THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the

A-1

Company’s shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so; and

7.	THAT By-Law 2007-1 be and is hereby repealed.”

A-2

APPENDIX B — AMALGAMATION AGREEMENT

AMENDED AND RESTATED AMALGAMATION AGREEMENT

AMENDED AND RESTATED AMALGAMATION AGREEMENT made as of the 10th day of January, 2008

AMONG:	9189-7058 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX Subco”)

AND:	BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Luc Bertrand, duly authorized for all purposes hereof (hereinafter referred to as “MX”)

AND:	TSX GROUP INC., a company incorporated under the laws of the Province of Ontario having its registered office in the City of Toronto, Province of Ontario, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX”)

AND:	1372434 ALBERTA ULC, a company incorporated under the laws of the Province of Alberta having its registered office in the City of Calgary, Province of Alberta, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX Newco”)

WHEREAS TSX Subco, MX, TSX and 9190-1983 Québec Inc. (“9190”) entered into an amalgamation agreement on December 10, 2007 (the “Original Amalgamation Agreement”);

WHEREAS TSX Subco was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated November 26, 2007;

WHEREAS MX was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated September 29, 2000, which has been amended by certificate of amendment dated February 24, 2006;

WHEREAS the authorized capital of TSX Subco consists of (i) an unlimited number of class A common shares, (ii) an unlimited number of class B common shares, (iii) an unlimited number of class A preferred shares, (iv) an unlimited number of class B preferred shares, (v) an unlimited number of class C preferred shares and (vi) an unlimited number of class D preferred shares, all without par value, of which one (1) class A common share has been issued and alloted and is outstanding as fully paid and non-assessable and 428,200,000 class B common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation (as such term is defined below);

WHEREAS the authorized capital of MX consists of (i) an unlimited number of preferred shares issuable in series and (ii) an unlimited number of common shares, all without par value, of which 30,655,683.334 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS TSX and MX have entered into a combination agreement dated December 10, 2007, as amended by an Amendment to the Combination Agreement dated as of the date hereof, with respect to the transactions contemplated herein (the “Combination Agreement”);

WHEREAS, as contemplated in the Combination Agreement, TSX Subco and MX, availing themselves of Part IA of the Companies Act (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS the requirements of section 123.116 of the Companies Act (Québec) will be satisfied by Amalco (as defined below);

WHEREAS 9190 transferred, on the date hereof, its class A common share of TSX Subco to TSX Newco;

WHEREAS TSX Newco wishes to replace 9190 as a party to the Original Amalgamation Agreement;

WHEREAS TSX Subco, MX, TSX and TSX Newco wish to amend and restate the Original Amalgamation Agreement in its entirety as set out herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	“Amalco” means Bourse de Montréal Inc./ Montréal Exchange Inc., the company resulting from the Amalgamation;

1.1.2	“Amalgamation” means the amalgamation between TSX Subco and MX under Part IA of the Companies Act giving effect to the transactions described in this Agreement;

1.1.3	“Articles of Amalgamation” means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A;

1.1.4	“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.5	“Cash Alternative” has the meaning ascribed thereto in Section 5.1.1(c);

1.1.6	“Certificate of Amalgamation” means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.7	“Circular” means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.8	“Class A Common Shares” (individually, a “Class A Common Share”) means the class A common shares in the share capital of Amalco;

1.1.9	“Class B Common Shares” (individually, a “Class B Common Share”) means the class B common shares in the share capital of Amalco;

1.1.10	“Class C Common Shares” (individually, a “Class C Common Share”) means the class C common shares in the share capital of Amalco;

1.1.11	“Combination Agreement” has the meaning ascribed thereto in the preamble of this Agreement;

1.1.12	“Companies Act” means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.13	“Depository” means CIBC Mellon Trust Company;

1.1.14	“Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.15	“Enterprise Registrar” means the enterprise registrar acting under the Companies Act;

1.1.16	“Exchange Ratio” means 0.7784 TSX Share for each MX Share;

1.1.17	“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.18	“Issued and Paid-up Share Capital” means the issued and paid-up share capital as determined under the Companies Act;

1.1.19	“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.20	“Letter of Transmittal” means the form of letter of transmittal enclosed with the Circular;

1.1.21	“Maximum Cash Consideration” has the meaning ascribed thereto at Section 5.1.1(c);

1.1.22	“Maximum Share Consideration” has the meaning ascribed thereto at Section 5.1.1(c);

1.1.23	“MX Meeting” means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by the Combination Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.24	“MX Shareholders” (individually, a “MX Shareholder”) means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.25	“MX Shares” (individually, a “MX Share”) means common shares in the share capital of MX;

1.1.26	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.27	“Redeemable Shares” means the redeemable preferred shares in the share capital of Amalco;

1.1.28	“Remaining TSX Shares” has the meaning ascribed thereto in Section 5.1.3;

1.1.29	“Share Alternative” has the meaning ascribed thereto in Section 5.1.1(c);

1.1.30	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.31	“TSX Shares” (individually, a “TSX Share”) means common shares in the share capital of TSX; and

1.1.32	“Value” has the meaning ascribed thereto in Section 5.1.1(d).

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
AMALGAMATION

2.1	Amalgamation

TSX Subco and MX hereby agree to amalgamate and to continue as one company effective from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Combination Agreement.

2.2	Contribution of TSX Subco and MX

2.2.1	Upon the Amalgamation, TSX Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2	Upon the Amalgamation, MX shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3	Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of TSX Subco and MX, and (b) assume all of their obligations.

2.4	Name

The name of Amalco shall be “Bourse de Montréal Inc.” in the French language form and “Montréal Exchange Inc.” in the English language form.

2.5	Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be Tour de la Bourse, 4th Floor, 800 Victoria Square, Montréal, H4Z 1A9, Province of Québec.

2.6	Activities

There shall be no limitations on the activities of Amalco.

2.7	Share Capital

2.7.1	The authorized share capital of Amalco shall consist of an unlimited number of (i) Class A Common Shares, without par value, (ii) Class B Common Shares, without par value, (iii) Class C Common Shares, without par value, and (iv) Redeemable Shares, without par value; and

2.7.2	The rights, privileges, conditions and restrictions attached to the Class A Common Shares, Class B Common Shares, Class C Common Shares and Redeemable Shares are described in Appendix 1 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8	Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9	By-Laws

The by-laws of Amalco shall be in the form attached hereto as Schedule B, subject to such changes as are required or useful to give effect to the transaction contemplated by the Combination Agreement, including to obtain all necessary approvals, and which are acceptable to the parties, acting reasonably.

ARTICLE 3
BOARD OF DIRECTORS

3.1	Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of twenty-four directors. The initial board of directors of Amalco shall consist of four directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address

Wayne C. Fox	Chair of TSX and Corporate Director	Oakville, Ontario
John P. Mulvihill	Chairman of Mulvihill Capital Management Inc.	Toronto, Ontario
Jean Turmel	President of Perseus Capital inc.	Outremont, Québec
Luc Bertrand	President and Chief Executive Officer of MX	Baie d’Urfé, Québec

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1	Subscription to class B common shares of TSX Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by MX Shareholders at the MX Meeting in accordance with the Companies Act and other applicable Laws and provided that the conditions specified in the Combination Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, TSX Subco shall as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX Newco shall subscribe to 428,200,000 class B common shares of TSX Subco. Following such subscription, there shall be one (1) class A common share and 428,200,000 class B common shares of TSX Subco issued and outstanding as fully paid and non-assessable.

ARTICLE 5
AMALGAMATION EVENTS

5.1	Amalgamation Events

5.1.1	On the Effective Date:

(a)	the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an Issued and Paid-up Share Capital equal to the Issued and Paid-up Share Capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c)	the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of

Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

Any MX Shareholder who fails to complete a Letter of Transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the Letter of Transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)	in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (c) above, Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Class C Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class B preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value.

5.1.2	Issued and Paid-up Share Capital

(a)	the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by Amalco under the Amalgamation under 5.1.1(d) above on the Effective Date shall be obtained by:

(i)	adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)	deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)	multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)	the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by Amalco under the Amalgamation under 5.1.1(b) above on the Effective Date shall be obtained by:

(i)	adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)	deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)	multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(c)	the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 5.1.1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)	for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)	notwithstanding paragraph 5.1.2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 5.1.2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class B Common Shares as determined by paragraph 5.1.2(b) above and, if necessary, the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class C Common Shares as determined by paragraph 5.1.2(a) above, shall be reduced by the amount necessary to achieve this result.

5.1.3	In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

5.1.4	Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

5.2	Redemption of Redeemable Shares

Each Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation. No certificates for the Redeemable Shares shall be issued to holders.

ARTICLE 6
TERMINATION

6.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 7
GENERAL

7.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5	Time

Time shall be of the essence of this Agreement.

7.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9189-7058 QUÉBEC INC.

Per:	(signed) Michael Ptasznik
Michael Ptasznik
Director

BOURSE DE MONTRÉAL INC./ MONTRÉAL
EXCHANGE INC.

Per:	(signed) Luc Bertrand
Luc Bertrand
President and Chief Executive Officer

TSX GROUP INC.

Per:	(signed) Michael Ptasznik
Michael Ptasznik
Co-Chief Executive Officer

1372434 ALBERTA ULC

Per:	(signed) Michael Ptasznik
Michael Ptasznik
Director

INTERVENTION

The undersigned hereby intervenes in this Agreement, acknowledges having taken cognizance of this Agreement and does hereby accept the terms hereof.

9190-1983 QUÉBEC INC.

Per:	(signed) Michael Ptasznik
Michael Ptasznik
Director

SCHEDULE A

Registraire des entreprises Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X s'il s'agit d'une fusion simplifiée ☐

1. Nom - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. District judiciaire du Québec où la compagnie établit son siège - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale (L.R.Q., c. D-11)*.
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp.

MONTRÉAL

3. Nombre précis ou nombres minimal et maximal d'administrateurs MINIMUM: 3 MAXIMUM: 24

4. Date d'entrée en vigueur si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. Décrire le capital-actions autorisé et les limites imposées - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section << Description du capital-actions >> dans l'information générale.)

The annexed Appendix 1 is incorporated in this form

6. Restrictions sur le transfert des actions et autres dispositions, le cas échéant

The annexed Appendix 2 and Appendix 3 are incorporated in this form

7. Limites imposées à son activité, le cas échéant

N/A

8. Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	BOURSE DE MONTRÉAL INC.	1 1 4 9 6 0 9 9 4 4	
2.	9189 - 7058 QUÉBEC INC.	1 1 6 4 8 2 2 2 0 8	
3.		1 1	
4.		1 1	

Réservé à l'administration

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TÉLÉCOPIER.

Ministère du Revenu

LE-50.0.11.06 (2007-04)

APPENDIX 1 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

DESCRIPTION OF SHARE CAPITAL

The company resulting from the amalgamation (the “Company”) between 9189-7058 Québec Inc. (“TSX Subco”) and Bourse de Montréal Inc./Montréal Exchange Inc. (“MX”) (the “Amalgamation”) is authorized to issue an:

Unlimited number of class A common shares without par value (the “Class A Common Shares”); Unlimited number of class B common shares without par value (the “Class B Common Shares”); Unlimited number of class C common shares without par value (the “Class C Common Shares”); and Unlimited number of redeemable preferred shares without par value (the “Redeemable Shares”);

I.	The Class A Common Shares, Class B Common Shares and Class C Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Each Class A Common Share and each Class B Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Companies Act (hereinafter referred to as the “Act”)). The holders of the Class C Common Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b)	The holders of the Class A Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares. Any dividends paid on the Class A Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c)	The board of directors may, in its discretion, declare dividends on the Class A Common Shares without having to concurrently declare dividends on the Class B Common Shares or on the Class C Common Shares.

(d)	The holders of the Class B Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class B Common Shares. Any dividends paid on the Class B Common Shares, when paid in money, shall be payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e)	The board of directors may, in its discretion, declare dividends on the Class B Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class C Common Shares.

(f)	The holder or holders of issued and outstanding Class B Common Shares shall have the option to convert all or part of their Class B Common Shares into Class A Common Shares, at the rate of one (1) Class A Common Share for each Class B Common Share converted.

(g)	The holder or holders of Class B Common Shares who wish to convert their shares into Class A Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class B Common Shares they wish to convert. Certificates representing Class B Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class A Common Shares resulting from the conversion. In the event of partial conversion of Class B Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class B Common Shares which were not converted.

(h)	On the date of conversion, the converted Class B Common Shares shall automatically become Class A Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class A Common Shares and the Class B Common Shares according to the provisions of the Act.

(i)	The holders of the Class C Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class C Common Shares. Any dividends paid on the Class C Common Shares, when paid in money, shall be payable in the currency of any country.

(j)	The board of directors may, in its discretion, declare dividends on the Class C Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class B Common Shares.

(k)	The holders of issued and outstanding Class C Common Shares shall have the option to convert all or part of their Class C Common Shares into Class B Common Shares, at the rate of one (1) Class B Common Share for each Class C Common Share converted.

(l)	The holder or holders of Class C Common Shares who wish to convert their shares into Class B Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class C Common Shares they wish to convert. Certificates representing Class C Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class B Common Shares resulting from the conversion. In the event of partial conversion of Class C Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class C Common Shares which were not converted.

(m)	On the date of conversion, the converted Class C Common Shares shall automatically become Class B Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class B Common Shares and the Class C Common Shares according to the provisions of the Act.

(n)	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares, the Class B Common Shares or the Class C Common Shares, the holders of the Class A Common Shares, the holders of the Class B Common Shares and the holders of the Class C Common Shares shall be entitled to receive the remaining property of the Company; the Class A Common Shares, the Class B Common Shares and the Class C Common Shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II.	The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b)	Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares to holders under the Amalgamation (the “Amalgamation Redemption Date”) and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Aggregate Redemption Amount (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i)	Notice. Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii)	Delivery of Aggregate Redemption Amount. On or before the Redemption Date, the Company shall deliver or cause to be delivered to CIBC Mellon Trust Company (the “Depository”) at its principal office in the City of Toronto, $39 (the “Redemption Amount”) in respect of each Redeemable Share to be redeemed (the “Aggregate Redemption Amount”). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company’s obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii)	Payment of Aggregate Redemption Amount. From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the office of the Depository in the City of Toronto or in the City of Montréal of the certificate representing the common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and the holder’s letter of transmittal or such other documents as the Company or the Depository may, in its discretion, consider acceptable, or, if such Redeemable Shares were issued subsequent to the Amalgamation, on presentation and surrender of the certificate representing such Redeemable Shares, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefor unless payment of the aforesaid Aggregate Redemption Amount has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Amount be payable by the Company or the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv)	Discharge of obligations. Immediately after the Amalgamation or the issuance of the Redeemable Shares in the event they are issued subsequent to the Amalgamation, and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v)	Lost certificates. In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder’s letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to the Company and the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(c)	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Class A Common Shares, the Class B Common Shares and the Class C Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d)	The amount of $39 is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

(e)	The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than 2/3 of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

APPENDIX 2 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1)	Effective immediately after the Redemption Date, no securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2)	The directors may, when they deem it expedient:

(a)	borrow money upon the credit of the Company;

(b)	issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c)	hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3)	Subject to the provisions of the Act, the shareholders may participate and vote at a shareholders’ meeting by any means allowing all the participants to communicate with each other.

(4)	Subject to the provisions of the Act, the annual meeting of the shareholders may be held outside Québec.

(5)	Subject to the provisions of the Act, the election of the directors may be held outside Québec.

APPENDIX 3 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

CONVERSION PROVISIONS

1.	Upon the Amalgamation:

(a)	the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an issued and paid-up share capital equal to the issued and paid-up share capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c)	the common shares of MX (the “MX Shares”) outstanding immediately prior to the date shown on the certificate of amalgamation (the “Effective Date”) issued by the enterprise registrar acting under the Act attesting the Amalgamation shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable common shares of TSX (the “TSX Shares”) equal to the product of the number of such MX Shares held by such holder multiplied by a ratio (the “Exchange Ratio”) of 0.7784 TSX Share for each MX Share (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by the Company in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the shareholder of MX (the “MX Shareholder”, all the shareholders of MX being collectively referred to as the “MX Shareholders”) will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by the Company on redemption of Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

Any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by the Company to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)	in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph 1(c) above, the Company shall cause 1372434 Alberta ULC (“Newco”) to issue to TSX, in consideration for the Company issuing to Newco such number of Class C Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class B preferred shares of Newco having a total value of $100,000,000 and such number of class A common shares of Newco as represents the balance of the Value.

2.	Issued and paid-up share capital

(a)	the amount to be added to the issued and paid-up share capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by the Company under the Amalgamation under 1(d) above on the Effective Date shall be obtained by:

(i)	adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)	deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)	multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)	the amount to be added to the issued and paid-up share capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by the Company under the Amalgamation under 1(b) above on the Effective Date shall be obtained by:

(i)	adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)	deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)	multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation,

(c)	the amount to be added to the issued and paid-up share capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)	for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of the Company shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common Share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)	notwithstanding paragraph 2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable

Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the issued and paid-up share capital of the Class B Common Shares as determined by paragraph 2(b) above and, if necessary, the amount that would otherwise be credited to the issued and paid-up share capital of the Class C Common Shares as determined by paragraph 2(a) above, shall be reduced by the amount necessary to achieve this result.

3.	In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

SCHEDULE B

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1  DEFINITIONS  In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a)	“Act” means the Companies Act (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the Companies Act and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b)	“approved participant” refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c)	“articles” means the articles of amalgamation of the Company attached to the certificate of amalgamation dated ● , as from time to time amended;

(d)	“by-laws” means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e)	words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms of provisions; and

(g)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1  ANNUAL MEETINGS  Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2  SPECIAL GENERAL MEETINGS  Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3  NOTICE OF MEETING  Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting.

The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4  CHAIRMAN  The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5  QUORUM, VOTING AND ADJOURNMENTS  Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at such meeting, present in person or represented by proxy; shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6  RIGHT TO VOTE  At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders’ meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7  SCRUTINEERS  The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8  ADDRESSES OF SHAREHOLDERS  Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9  RESOLUTION IN WRITING IN LIEU OF MEETING.  A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10  PARTICIPATION BY TELEPHONE.  Subject to the Act, the shareholders of the Company may participate and vote at a shareholders’ meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1  ELECTION OF DIRECTORS AND TERM OF OFFICE  Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2  ACTS OF DIRECTORS  All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3  POWER TO ALLOT STOCK AND GRANT OPTIONS  Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in such resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4  POWER TO DECLARE DIVIDENDS  The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5  PLACE OF MEETINGS AND NOTICES  All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised by a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6  CHAIRMAN  The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7  QUORUM  A majority of the directors in office shall constitute a quorum.

SECTION 3.8  ADJOURNMENT  Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9  VACANCIES AND RESIGNATION  In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1  COMMITTEES OF THE BOARD  The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2  TRANSACTION OF BUSINESS  The powers of a committee of the Board of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3  ADVISORY BODIES  The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4  PROCEDURE  Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5  LIMITS ON AUTHORITY  The Board of Directors may not delegate to any committee the authority to:

(a)	Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c)	Issue securities except in the manner and on the terms authorized by the directors;

(d)	Declare dividends;

(e)	Purchase, redeem or otherwise acquire shares issued by the Company;

(f)	Approve a take-over bid circular, directors’ circular, or issuer bid circular referred to in the Securities Act (Québec);

(g)	Approve any financial statements referred to in the Securities Act (Québec); or

(h)	Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1  OFFICERS  The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties; in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2  CHAIRMAN OF THE BOARD  The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3  PRESIDENT  The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4  VICE-PRESIDENT OR VICE-PRESIDENTS  The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5  TREASURER AND ASSISTANT-TREASURERS  The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6  SECRETARY AND ASSISTANT-SECRETARIES  The Secretary shall attend to the giving of all notices of the Company and. shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7  SECRETARY-TREASURER  Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the “Secretary-Treasurer”.

SECTION 5.8  REMOVAL  The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer’s stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1  SHARE CERTIFICATES Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2  TRANSFER OF SHARES A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are .represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3  TRANSFER AGENTS AND REGISTRARS The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4  REPLACEMENT OF CERTIFICATES. Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company’s debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a)	Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)	Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable, instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c)	Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company’s regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the Autorité des marchés financiers. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

. Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the Autorité des marchés financiers, regulatory services to other exchanges, self-regulatory organizations trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a)	To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an “Indemnitee”) shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i)	all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii)	all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b)	Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c)	For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d)	To the extent permitted by law, and subject to subsection (5), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e)	Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (2) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f)	Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g)	Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person’s defense.

(h)	The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings, orders, instructions and directions (collectively, the “Rules and Policies”) not inconsistent with the Securities Act (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the Securities Act (Québec) or by the Autorité des marchés financiers, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders’, approved participants’ or listed companies’ approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the Autorité des marchés financiers.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a)	the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company’s facilities and generally;

(b)	requirements applicable to or in respect of derivative products;

(c)	requirements applicable to or in respect of the securities of listed companies;

(d)	compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e)	trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f)	the provision of information, cooperation and/or assistance;

(g)	the payment of fees, costs, forfeitures, penalties, fines and/or other amounts; and

(h)	hearing practices, where applicable; and

(i)	the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1  Exchange of Information, Agreements  To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2  Approved Participant Agreements, Listed Company Agreements, etc.  In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company’s facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ENACTED on –●–

Witness the signatures of the President
and the Secretary of the Company.

President

Secretary

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a)	to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b)	to limit or increase the amount to be borrowed;

(c)	to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d)	to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e)	to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f)	as security for any discounts, overdrafts, loans, credits advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g)	to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on –●–

Witness the signatures of the President
and the Secretary of the Company.

President

Secretary

APPENDIX C — OPINIONS OF NATIONAL BANK FINANCIAL INC. AND
CITIGROUP GLOBAL MARKETS INC.

December 9, 2007

The Board of Directors
Bourse de Montréal Inc.
Tour De La Bourse
P.O. Box 61, 4th Floor
800 Victoria Square
Montréal, QC H4Z 1A9

To the Board of Directors:

National Bank Financial Inc. (“NBF”) understands that Bourse de Montréal Inc. is contemplating a transaction (the “Transaction”) pursuant to an combination agreement dated December 6, 2007 between the TSX Group Inc. (“TSX Group”) and Bourse de Montréal Inc. (“MX”) the (“Combination Agreement”) which provides for an amalgamation transaction between a wholly-owned subsidiary of TSX Group and MX by way of a amalgamation under Part 1A of the Companies Act (Québec) (the “Amalgamation”). Pursuant to the Amalgamation, shareholders of MX (the “MX shareholders”) will be offered, at the election of each holder, $39.00 in cash (the “Cash Alternative”), or 0.7784 of a common share of TSX Group (the “Share Alternative”) for each common share of MX, subject in each case to pro-ration (collectively the “Transaction Consideration”). Under the Amalgamation, the maximum number of shares to be issued is approximately 15.3 million and the maximum amount of cash shall be approximately $428 million (the “Transaction”). The effect of full pro-ration results in each shareholder receiving $13.95 in cash and 0.50 of a common share of TSX Group for each common share of MX.

The terms and conditions of the Amalgamation will be more fully described in the proxy circular being prepared by the MX, and certain related documents (the “Proxy Circular”), all of which will be mailed to MX shareholders in connection with the special meeting of MX (the “Special Meeting”). NBF understands that the Amalgamation will be conditional upon, among other things, approval of a minimum of 66 2/3% of the votes cast by the MX shareholders, voting at the Special Meeting.

ENGAGEMENT OF NATIONAL BANK FINANCIAL

NBF was formally engaged by the MX pursuant to an agreement between the MX and NBF (the “Engagement Agreement”) dated May 31, 2007 pursuant to which MX retained NBF as its financial advisor in respect of the Transaction. Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Transaction, including the delivery of a fairness opinion to the Board of Directors as to the fairness of the Transaction Consideration, from a financial point of view, to MX shareholders. NBF has not been asked to prepare, and has not prepared, a formal valuation of MX, or any of its securities or assets, and this opinion should not be construed as such.

The terms of the Engagement Agreement provide that NBF is to be paid a fee for its services as financial advisor, including fees in respect of the delivery of the fairness opinion and fees that are contingent on a change of control of MX or certain other events. In addition, MX has agreed to reimburse NBF for its reasonable out-of-pocket expenses and indemnify NBF in certain circumstances.

NBF understands that this opinion and a summary of this opinion will be included in the Proxy Circular, and, subject to the terms of the Engagement Agreement, NBF consents to the inclusion of this opinion in its entirety and a summary thereof in a form acceptable to NBF, in the Proxy Circular and to the filing thereof with the Toronto Stock Exchange, with the securities commissions or similar regulatory authorities in each province or territory of Canada, with the United States Securities and Exchange Commission and in any State of the United States where such filing is required.

RELATIONSHIP WITH INTERESTED PARTIES

NBF is not an insider, associate or affiliate of the TSX Group, or any of their respective “associates” or “affiliates” (as such terms are defined in the Securities Act (Ontario)) (collectively, the “Interested Parties”). NBF’s parent company, The National Bank of Canada together with its subsidiaries, owns 2,515,429 common shares of the MX and Louis Vachon, the President and Chief Executive Officer of the National Bank of Canada, is a Director of MX. NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, including with respect to certain of the Interested Parties.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings. NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.

CREDENTIALS OF NATIONAL BANK FINANCIAL INC.

NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The opinion expressed herein is the opinion of NBF and the form and content hereof has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

SCOPE OF REVIEW

In connection with rendering the opinion, NBF has reviewed and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy or completeness thereof):

(i)	the Combination Agreement pursuant to which the Amalgamation will be implemented;

(ii)	the Amalgamation Agreement attached as Schedule 1.1.9 to the Combination Agreement;

(iii)	certain publicly available financial and other information concerning MX and TSX Group;

(iv)	certain internal financial statements and other financial and operating information, including internal management forecasts concerning MX and TSX Group prepared by the managements of MX and TSX Group, respectively;

(v)	discussions with senior executives of MX and TSX Group, concerning the past and current operations and financial condition and the prospects of MX and TSX Group including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Amalgamation;

(vi)	the pro-forma impact of the Amalgamation on TSX Group’s earnings, cash flows and consolidated capitalization both separately and combined;

(vii)	discussions with MX and TSX Group regarding synergies;

(viii)	relevant stock market information relating to MX, TSX Group and other companies whose activities include businesses similar to the businesses of MX and TSX Group;

(ix)	data with respect to other transactions of a comparable nature which we considered relevant;

(x)	such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

(xi)	a letter of representation from senior officers of MX, addressed to us and dated the date hereof, as to matters of fact relevant to the Amalgamation and as to the completeness and accuracy of the information upon which this opinion is based;

(xii)	participated in certain discussions and negotiations among representatives of MX and TSX Group and their respective financial and legal advisers;

(xiii)	such other information, discussions or analyses as we considered appropriate in the circumstances; and,

(xiv)	participated in certain meetings and discussions with senior officers of MX and MX’s external legal counsel regarding the Amalgamation.

The Board of Directors of the MX engaged NBF and Citigroup Global Markets Inc. (“Citigroup”) to advise on the Transaction and to perform a targeted auction of the MX. In providing this opinion we participated in various discussions and reviewed various correspondence and the results of the targeted sale process that was conducted during November 2007 by NBF and Citigroup which ultimately resulted in the selection of TSX Group’s proposal to acquire all of the MX

Common Shares. Qualified potential interested parties were contacted, all of which were requested to provide a non-binding expression of interest indicating the consideration they would be prepared to pay and on what terms and conditions they would be interested in acquiring MX.

ASSUMPTIONS AND LIMITATIONS

The opinion is subject to the assumptions, explanations and limitations herein before described and as set forth below.

NBF has relied, without independent verification, upon and has assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of MX and its advisors or otherwise, including, without limitation, in meetings and discussions referred to above under “Scope of Review” (collectively, the “Information”). The opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. In the course of our review nothing has come to our attention which would cause us to question the completeness, accuracy or far presentation of the Information. We have assumed, with your consent, that MX completes its acquisition of a minority stake in the Boston Options Exchange (the “BOX”) from the Boston Stock Exchange. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of MX as to the matters covered thereby and in rendering our opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of MX have represented to NBF in a representation letter dated the dated hereof, among other things, that: (i) the Information provided orally by, or in the presence of, an officer or employee of MX, or in writing by MX or any of its subsidiaries or agents to NBF relating to MX (or its subsidiaries) or to the Amalgamation was, at the date the Information was provided to NBF, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of MX and the Amalgamation and did not and does not omit to state a material fact in relation to MX and the Amalgamation necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the dates on which such Information was provided to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of MX and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the opinion; (iii) since the dates on which the Information was provided to NBF, no material transaction has been entered into by MX; and (iv) all financial material, documentation and other data concerning the Amalgamation and MX, including any projections or forecasts provided to NBF, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of MX, reflect the assumptions disclosed therein (which assumptions management of MX believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading.

With respect to all legal and tax matters relating to the Amalgamation and the implementation thereof, we have relied upon MX’s legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Amalgamation, all as will be set forth in the Proxy Circular and we do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to MX or any MX Shareholder that may arise as a result of the Amalgamation and have assumed that no material negative tax consequences arise as a result of the Amalgamation. The Amalgamation is subject to a number of conditions outside of the control of MX and TSX Group and we have assumed all conditions precedent to the completion of the Amalgamation can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion, we express no view as to the likelihood that the conditions to the Combination Agreement will be satisfied or waived or that the Amalgamation will be implemented as set out in the Proxy Circular and the Combination agreement.

The opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of MX and its affiliates, as they were reflected in the Information. In its analyses and in preparing the opinion, NBF made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Amalgamation. NBF believes these assumptions to be reasonable with respect to MX and TSX Group having regard to the industry in which they operate.

The opinion has been prepared and provided for the use of the Board of Directors of MX and inclusion in the Proxy Circular. The opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, NBF reserves the right to change, modify or withdraw the opinion.

NBF expresses no opinion with respect to future trading prices of the securities of MX or TSX Group and our opinion does not constitute a recommendation to the Board of Directors of MX or any MX Shareholder as to whether or not MX shareholders should vote in favour of the Amalgamation.

For the purposes of our opinion, we have relied on the advice of Ogilvy Renault LLP, counsel to the MX, that the Amalgamation is not subject to, or will be exempted from (on the basis of relief as will be obtained as necessary prior to the Amalgamation), the requirements of Rule 61-501 of the Ontario Securities Commission or Regulation Q-27 of the Autorité des marchés financiers (Québec).

The opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying our opinion. The preparation of this opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

FAIRNESS METHODOLOGY

In connection with the provision of our fairness opinion, we have performed a variety of financial and comparative analyses, including those described below. In arriving at our opinion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

In assessing the fairness of the Transaction Consideration, from a financial point of view, to MX Shareholders, we:

(i)	compared the Transaction Consideration and its implied transaction value to the historical market prices of MX Common Shares and TSX Group Common Shares;

(ii)	compared the Transaction Consideration and its implied value per MX Common Share to the value per MX Common Share implied by our analyses of comparable companies, comparable transactions and discounted cash flow analysis;

(iii)	considered results of the targeted sale process and reviewed with MX management the likelihood of a party, other than the TSX Group, being interested in combining with MX at prices greater than the Transaction Consideration;

(iv)	considered the outlook for the combined entity; and

(v)	considered any other factors or analyses, which we judged, based on our experience in rendering such opinions, to be relevant.

CONCLUSION

Based upon and subject to the foregoing and such other matters as NBF considers relevant, NBF is of the opinion that, as of the date hereof, the Transaction Consideration to be paid to MX shareholders pursuant to the Amalgamation, is fair, from a financial point of view, to MX Shareholders.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

December 10, 2007 The Board of Directors Bourse de Montréal Inc. Tour de la Bourse P.O. Box 61 800 Victoria Square Montréal, Québec H4Z 1A9

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common shares of Bourse de Montréal Inc. (“MX”) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in a Combination Agreement, dated as of December 10, 2007 (the “Combination Agreement”), between TSX Group Inc. (“TSX”) and MX. As more fully described in the Combination Agreement, (i) 9189-7058 Québec Inc., a wholly owned subsidiary of TSX (“TSX Subco”), will amalgamate with MX (the “Amalgamation”) and (ii) each outstanding common share, without par value, of MX (“MX Shares”) will, at the election of each holder thereof, either (a) be cancelled and the holder thereof will receive in exchange such number of duly authorized, fully-paid and non-assessable common shares, without par value, of TSX (“TSX Group Shares”), equal to the product of the number of such MX Shares held by such holder multiplied by 0.7784 (the “Exchange Ratio”) or (b) be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares (as defined in the Combination Agreement) as is equal to the number of such MX Shares held by such holder, which Amalco Redeemable Shares will be redeemed immediately following the Amalgamation by the company resulting from the Amalgamation (“Amalco”) in consideration for $39.00 per share (the aggregate consideration to be received by the holders of MX Shares pursuant to the Combination Agreement, the “Consideration”), in each case subject to certain election procedures and adjustments to ensure that the aggregate amount of cash and TSX Group Shares to be paid pursuant to the Combination Agreement will equal the Maximum Cash Consideration and the Maximum Share Consideration, respectively (each as defined in the Combination Agreement) (except to the extent that any cash is paid in lieu of the issuance of fractional TSX Group Shares).

In arriving at our opinion, we reviewed the Combination Agreement and held discussions with certain senior officers, directors and other representatives and advisors of MX and certain senior officers and other representatives and advisors of TSX concerning the business, operations and prospects of MX and TSX. We examined certain publicly available business and financial information relating to MX and TSX as well as certain financial forecasts (only as to 2007 and 2008 for MX) and other information and data relating to MX and TSX which were provided to or otherwise reviewed by or discussed with us by the respective managements of each of MX and TSX, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of each of MX and TSX to result from the Amalgamation. We have assumed, with your consent, that MX completes its acquisition of a minority stake in the Boston Options Exchange (the “BOX”) from the Boston Stock Exchange. In addition, we have assumed with your consent, that there are no material undisclosed liabilities of MX and TSX for which adequate reserves or other provisions have not been made. We reviewed the financial terms of the Amalgamation as set forth in the Combination Agreement in relation to, among other things: current and historical market prices and trading volumes of MX Shares and TSX Group Shares; the historical and projected earnings and other operating data of each of MX and TSX; and the capitalization and financial condition of each of MX and TSX. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Amalgamation and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of MX and TSX. We also evaluated certain potential pro forma financial effects of the Amalgamation on MX and TSX. In connection with our engagement and at the direction of MX, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all of MX. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of MX and TSX that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to MX and TSX, including certain potential pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Amalgamation, we have been advised by the respective managements of MX and TSX that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MX and TSX as to the future financial performance of MX and TSX. We have assumed, with your consent, that the financial results (including the potential pro forma financial effects, strategic implications and operational benefits anticipated to result from the Amalgamation) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected by MX and TSX management. We have assumed, with your consent, that the Amalgamation will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Amalgamation, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on MX, TSX or the contemplated benefits of the Amalgamation. We are not expressing any opinion as to the tax consequences to MX or any holder of MX Shares that may arise as a result of the Amalgamation and we have assumed, with your consent, that no material negative tax consequences arise as a result of the Amalgamation. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of MX or TSX nor have we made any physical inspection of the properties or assets of MX or TSX. Our opinion does not address the underlying business decision of MX to effect the Amalgamation, the relative merits of the Amalgamation as compared to any alternative business strategies that might exist for MX or the effect of any other transaction in which MX might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature of any compensation to any officers, directors or employees of any parties to the Amalgamation, or any class of such persons, relative to the Consideration or otherwise. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the support and voting agreements entered into between TSX and certain MX shareholder identified in the Combination Agreement. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. For the purposes of our opinion, we have relied on the advice of Ogilvy Renault LLP, counsel to MX, that the Amalgamation is not subject to, or will be exempted from (on the basis of relief as will be obtained as necessary prior to the Amalgamation), the requirements of Rule 61-501 of the Ontario Securities Commission or Regulation Q-27 of the Autorité des marchés financiers (Québec).

Citigroup Global Markets Inc. has acted as financial advisor to MX in connection with the proposed Amalgamation and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Amalgamation. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to MX unrelated to the proposed Amalgamation, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, acting as co-listing advisor to MX in connection the listing of the MX Shares on the Toronto Stock Exchange, acting as financial advisor to MX in connection with its pending acquisition of a minority interest in the BOX from the Boston Stock Exchange, and acting as a financial advisor to MX in relation to a sale of a 10% stake in MX to NYMEX Holdings, Inc. In addition, one of our affiliates owns an approximately 4.16% interest in the BOX and an employee of Citigroup Global Markets Inc. is a member of the board of directors of the BOX. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the MX and TSX for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with MX, the BOX, TSX and their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of MX in its evaluation of the proposed Amalgamation, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Amalgamation.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of MX Shares.

Very truly yours,

(signed)
CITIGROUP GLOBAL MARKETS INC.

APPENDIX D — UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION OF TSX GROUP

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars)

	Balance Sheet as at September 30, 2007
				Pro Forma		Pro Forma
	TSX Group	MX	Combined	Adjustments		Combined

Assets
Current:
Cash	45,981	83,937	129,918	430,000	[4]	129,768
				(428,200)[4]
				(1,950)[4]
Investments and marketable securities	267,107	34,649	301,756			301,756
Restricted cash	—	1,690	1,690			1,690
Accounts receivable	46,991	7,576	54,567			54,567
Energy contracts receivable	479,573	—	479,573			479,573
Fair value of open energy contracts	81,113	—	81,113			81,113
Daily settlements and cash deposits	—	60,719	60,719			60,719
Prepaid expenses	6,006	1,191	7,197			7,197
Future tax assets	22,906	—	22,906			22,906

	949,677	189,762	1,139,439	(150)		1,139,289
Long term:
Premises and equipment	22,331	14,082	36,413			36,413
Future tax assets	141,808	2,499	144,307	397	[7]	144,704
Other assets	22,940	1,946	24,886	(308)[3]		23,161
				(1,417)[7]
Deferred Compensation	—	—	—	965	[3]	965
Investments in affiliates	11,549	9,991	21,540	66,867	[3]	88,407
Intangible assets	65,713	—	65,713	803,500	[3]	869,213
Goodwill	65,871	—	65,871	450,231	[3]	516,102

	1,279,889	218,280	1,498,169	1,320,085		2,818,254

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	37,683	10,350	48,033	15,198	[3,6]	63,231
Debt due within one year and obligation under capital lease	318	169	487			487
Energy contracts payable	479,573	—	479,573			479,573
Fair value of open energy contracts	81,113	—	81,113			81,113
Daily settlements and cash deposits	—	60,719	60,719			60,719
Deferred revenue	24,944	—	24,944			24,944
Deferred revenue — initial and additional listing fees	59,078	—	59,078			59,078
Income taxes payable	7,900	996	8,896			8,896

	690,609	72,234	762,843	15,198		778,041
Accrued employee benefits liabilities	11,815	941	12,756			12,756
Obligation under capital lease	29	—	29			29
Future tax liabilities	—	1,055	1,055	213,400	[3,5]	214,455
Long-term debt	—	—	—	430,000	[4]	428,050
				(1,950)[4]
Other liabilities	28,711	—	28,711			28,711
Deferred revenue — initial and additional listing fees	348,709	—	348,709			348,709

	1,079,873	74,230	1,154,103	656,648		1,810,751
Shareholders’ Equity:
Share capital	383,245	139,633	522,878	807,164	[3]	1,190,409
				(139,633)[3]
Contributed surplus	—	581	581	(581)[3]		—
Share option plan	4,531	—	4,531	1,343	[3,10]	5,874
Retained earnings (deficit)	(187,760)	6,261	(181,499)	(6,261)[3]		(188,780)
				(1,020)[7]
Accumulated other comprehensive income	—	(2,425)	(2,425)	2,425	[3]	—

	200,016	144,050	344,066	663,437		1,007,503

	1,279,889	218,280	1,498,169	1,320,085		2,818,254

See accompanying notes to pro forma condensed combined financial information.

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars, except per share amounts)

	Statement of Income — Nine Months Ended September 30, 2007
				Pro Forma	Pro Forma
	TSX Group	MX	Combined	Adjustments	Combined

Revenue:
Issuer services	97,238	—	97,238	(80)[7]	97,158
Clearing	—	10,798	10,798		10,798
Trading and related	126,509	32,785	159,294		159,294
Market data	81,916	8,201	90,117	(70)[7]	90,047
Business services and other	7,870	11,704	19,574		19,574

Total revenue	313,533	63,488	377,021	(150)	376,871
Expenses:
Compensation and benefits	71,582	18,422	90,004	11 [10]	90,015
Information and trading systems	19,939	7,809	27,748	(70)[7]	27,678
General and administration	31,311	13,207	44,518	(278)[7]	44,240
Amortization	11,590	2,489	14,079	3,500 [8]	17,579

Total expenses	134,422	41,927	176,349	3,163	179,512

Income from operations	179,111	21,561	200,672	(3,313)	197,359
Income (loss) from investments in affiliates	192	2,148	2,340		2,340
Investment income	9,895	2,991	12,886		12,886
Interest expense	—	—	—	(18,226)[4]	(18,226)

Income before income taxes	189,198	26,700	215,898	(21,539)	194,359
Income taxes	70,940	7,285	78,225	(6,031)[5]	72,194

Net income	118,258	19,415	137,673	(15,508)	122,165

Earnings per share (note 9):
Basic	$1.73				$1.46
Diluted	$1.72				$1.45

See accompanying notes to pro forma condensed combined financial information.

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars, except per share amounts)

	Statement of Income — Year Ended December 31, 2006
				Pro Forma	Pro Forma
	TSX Group	MX	Combined	Adjustments	Combined

Revenue:
Issuer services	108,483	—	108,483		108,483
Clearing	—	12,989	12,989		12,989
Trading and related	146,253	39,683	185,936		185,936
Market data	86,941	10,562	97,503	(66)[7]	97,437
Business services and other	11,170	16,026	27,196		27,196

Total revenue	352,847	79,260	432,107	(66)	432,041
Expenses:
Compensation and benefits	79,006	22,811	101,817	165 [10]	101,982
Information and trading systems	22,014	8,720	30,734	(66)[7]	30,668
General and administration	34,228	13,686	47,914	2,167 [7]	50,081
Amortization	13,048	6,398	19,446	6,367 [8]	25,813

Total expenses	148,296	51,615	199,911	8,633	208,544

Income from operations	204,551	27,645	232,196	(8,699)	223,497
Income (loss) from investments in affiliates	(82)	1,151	1,069		1,069
Investment income	14,425	2,613	17,038		17,038
Interest expense	—	—	—	(24,300)[4]	(24,300)

Income before income taxes	218,894	31,409	250,303	(32,999)	217,304
Income taxes	87,370	6,578	93,948	(9,240)[5]	84,708

Net income	131,524	24,831	156,355	(23,759)	132,596

Earnings per share (note 9):
Basic	$1.92				$1.58
Diluted	$1.91				$1.57

See accompanying notes to pro forma condensed combined financial information.

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars)

Notes to the Pro Forma Condensed Combined Financial Information

1.	Description of Transactions:

On December 10, 2007, TSX Group and MX entered into a combination agreement (“the Combination Agreement”) pursuant to which TSX Group will indirectly acquire all of MX’s outstanding common shares for a total consideration estimated at $1,251,905, as outlined in note 3, consisting of up to 15,346,000 TSX Group Shares and up to $428,200 in cash. TSX Group intends to finance the cash consideration with a three year term facility of $430,000. The Effective Date of the Amalgamation is expected to occur in the first quarter of 2008, subject to the approval of MX shareholders as well as regulatory approvals. Capitalized terms used but not defined in the unaudited pro forma condensed combined financial information (“Pro Forma Statements”) have the meanings given to these terms in the management proxy circular of MX dated January 10, 2008 (“Circular”).

2.	Basis of Presentation:

The Pro Forma Statements are derived from the historical financial statements of TSX Group and MX and have been prepared in accordance with Canadian GAAP. The Pro Forma Statements should be read in conjunction with the description of the Combination Agreement and the Amalgamation in the Circular and the annual audited consolidated financial statements and interim unaudited consolidated financial statements of TSX Group and MX, including the accompanying notes, for the year ended December 31, 2006 and the nine months ended September 30, 2007, each of which are incorporated by reference in the Circular. The Pro Forma Statements follow the same accounting policies and their methods of application as TSX Group’s consolidated financial statements.

The unaudited pro forma condensed combined balance sheet as at September 30, 2007 is presented as if the Amalgamation occurred on September 30, 2007. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if the Amalgamation occurred on the first day of 2006.

The Pro Forma Statements are not necessarily indicative of the results or financial position that would have been achieved if the Amalgamation had actually occurred on the dates indicated or of the results or financial position of TSX Group that may be achieved in the future. No adjustments have been made to the Pro Forma Statements to reflect the targeted $25,000 of operating cost savings or the revenue synergies that may be obtained as a result of the Amalgamation described herein.

The purchase price and the purchase price allocation are based on preliminary estimates including estimates of the fair market value of tangible and identifiable intangible assets acquired and liabilities assumed as at the date of the preparation of the Pro Forma Statements and do not necessarily reflect values that will be used at the Effective Date of the Amalgamation of TSX Group and MX. The excess of the estimated purchase price over the net tangible and identifiable intangible assets acquired has been recorded as goodwill.

In preparing the Pro Forma Statements, a preliminary review was undertaken to identify differences between TSX Group’s accounting policies and financial statement presentation and those used by MX where the impact could be material and be reasonably estimated. Certain historical balances have been reclassified to conform to the pro forma condensed combined presentation. Additional accounting policy and presentation differences may be identified after the Amalgamation becomes effective.

3.	Purchase Price and Purchase Price Allocation:

Under the terms of the Combination Agreement, MX shareholders will receive total consideration of up to 15,346,000 TSX Group Shares and up to $428,200 in cash. In addition, all MX Options will be cancelled as of the Effective Date and approximately 225,213 MX Options will be exchanged for 175,305 TSX Group share options (note 10).

The estimated purchase price and the allocation of the estimated purchase price are preliminary and will change once the Amalgamation is effective and the final balances for transaction and restructuring costs, TSX Group share options, increases or decreases in the fair value of assets and liabilities, and other factors are known. The preliminary estimated purchase price is comprised of the following:

Cash	$428,200
TSX Group Shares (15,327,841(i) shares x $52.66 per share(i))	807,164
Estimated Fair Value of MX Options to be exchanged(ii)	1,343
Estimated direct transaction costs (note 6)	8,495
Estimated restructuring costs (note 6)	6,703

Total Estimated Purchase Price	$1,251,905

(i)	For purposes of Pro Forma Statements, the TSX Group Shares to be issued have been estimated using the September 30, 2007 MX shares outstanding and the effective exchange ratio for the share consideration which differs from the total consideration possible under the terms of the Combination Agreement. The value of the share consideration has been estimated using a share price of $52.66.

(ii)	For purposes of Pro Forma Statements, the estimated fair value of the TSX Group share options to be issued was estimated using a share price of $52.66 and a Black-Scholes valuation model with the following assumptions which are consistent with those used in the TSX Group unaudited consolidated financial statements for the nine months ended September 30, 2007: expected life of 7 years; risk-free interest rate of 4.0%; expected volatility of 24.6%; and a dividend yield of 2.5% (note 10).

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars)

The final purchase price allocation will be based on the estimated fair values of MX tangible and identifiable intangible assets acquired and liabilities assumed as at the Effective Date. TSX Group has engaged a third party to assist in the valuation of the tangible and intangible assets acquired. The basis for the valuation of derivative products is a discounted cash flow model of future anticipated earnings derived using a “greenfield” analysis. Trading participants have been valued using a discounted cash flow of gross earnings derived from trading relationships less the value assigned to derivative products. The valuation of trade names has been estimated on a relief from royalty basis. The estimated useful lives of derivative products, trade names, and regulatory designation are indefinite as the products of the business are perpetual in nature. The useful life of trading participants has been estimated to be 30 years based on observed historical decay rates. The estimated useful life of open interests is based on contract terms. Comparable transactions were also considered in the estimate of fair values and the determination of useful lives.

The fair value of MX’s 31.4% investment in BOX has been measured to reflect the estimated current fair market value of BOX. The Pro Forma Statements have not been adjusted to reflect MX’s agreement with certain shareholders of BOX entered into on December 21, 2007 by virtue of which MX agreed to purchase an additional 21.9% ownership in BOX for US $52,533, subject to regulatory approval.

Excluding MX’s investment in BOX, the book value of MX’s tangible assets and capitalized software has been determined to approximate their fair value and as such, all remaining incremental fair value has been assigned to identifiable intangible assets and goodwill. The goodwill on MX’s consolidated balance sheet of $308 has been eliminated. The following is a preliminary purchase price allocation for purposes of presenting these Pro Forma Statements:

Estimated fair value of tangible assets:
Cash, restricted cash and temporary investments	$120,276
Capital assets	14,082
Investment in affiliate (BOX)	76,858
Other assets and liabilities	(607)
Estimated fair value of identifiable intangible assets/liabilities acquired:
Derivative products	630,000
Trading participants	140,000
Trade names	28,800
Regulatory designation	3,000
Open interest	1,700
Deferred compensation (note 10)	965
Future tax liability (note 5)	(213,400)

Total tangible and identifiable intangible assets and liabilities acquired	$801,674

Goodwill	450,231
Total preliminary purchase price	$1,251,905

4.	Pro Forma Adjustments for Financing:

TSX Group intends to finance the $428,200 cash consideration for the Amalgamation with a three-year, $430,000 term facility and will also enter into a three year $50,000 revolving credit facility. Estimated financing fees of $1,950 to secure the facilities have been included in the Pro Forma Statements and have been deducted from long term debt under the effective interest method. The financing fees will be amortized to income over the three year term. A charge of $488 for the nine months ended September 30, 2007 and $650 for the year ended December 31, 2006 has been included in interest expense. Interest has been estimated at 5.5% per annum and the pro forma interest expense is $17,738 for the nine months ended September 30, 2007 and $23,650 for the year ended December 31, 2006. The revolving credit facility is assumed to be un-drawn for purposes of the Pro Forma Statements.

5.	Pro Forma Adjustments for Income Taxes:

The estimated increase in the fair value of the net assets and liabilities, including the identifiable intangible assets acquired as detailed in the preliminary purchase price allocation, has been tax effected using an effective statutory future tax rate of 26.3% and is included in future tax liabilities. Income tax expense has been calculated on the pro forma adjustments to the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2007 and the year ended December 31, 2006 based on a blended approximate statutory tax rate of 28%. The income tax rates used reflect the MX provincial tax holiday in the province of Québec and the recent substantively enacted federal rate reductions. The pro forma combined income tax expense does not reflect the amounts that would have resulted if TSX Group and MX had been a combined entity during the periods presented.

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars)

6.	Pro Forma Adjustment for Transaction and Restructuring Costs:

Transaction and restructuring costs which are included in the purchase price have been recognized as accrued liabilities for purposes of preparing the Pro Forma Statements. The transaction costs of $8,495 represent a preliminary estimate of TSX Group’s legal, accounting, and investment banking fees which were directly incurred for the Amalgamation. The restructuring costs of $6,703 represent a preliminary estimate of severance and other costs expected to be incurred to realize efficiencies from the Amalgamation.

In addition, in connection with the Amalgamation, TSX Group and MX may incur approximately $33,030 for certain transaction costs including investment banking and legal fees of MX and contract termination and employment costs of TSX Group which have not been included in the estimated purchase price or the Pro Forma Statements.

7.	Pro Forma Adjustment for Inter-Company Transactions:

Fees paid by MX to TSX Group for listing on Toronto Stock Exchange as well as for the purchase of market data have been eliminated from the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2007 and the year ended December 31, 2006. For the nine months ended September 30, 2007, MX paid TSX Group $278 (of which $80 was recognized as revenue and the remainder was deferred by TSX Group) for issuer services and $70 for market data. For the year ended December 31, 2006, MX paid TSX Group $66 for market data. In addition, a deferred charge of $1,417 on the consolidated balance sheet of TSX Group as at September 30, 2007 for a payment to MX relating to the purchase of NGX in 2004 has been eliminated for purposes of the Pro Forma Statements. The related expense of $2,167 for the write off of the deferred charge has been included in the pro forma condensed combined statement of income for the year ended December 31, 2006.

8.	Pro Forma Adjustments for Amortization of Identifiable Intangible Assets:

Fair values and the estimated useful lives for identifiable intangible assets are based on a preliminary valuation as outlined in note 3. Amortization expense has been calculated using a straight-line method over the estimated useful life. The pro forma amortization expense for the nine months ended September 30, 2007 and the year ended December 31, 2006 has been estimated as follows:

			Amortization
			Nine Months Ended	Year Ended
		Estimated Useful	September 30,	December 31,
	Estimated Fair Value	Life (in years)	2007	2006

Derivative products	$630,000	Indefinite	$—	$—
Trading participants	140,000	30	3,500	4,667
Trade names	28,800	Indefinite	—	—
Regulatory designation	3,000	Indefinite	—	—
Open interest(i)	1,700	0.5	—	1,700

Total Pro Forma Amortization			$3,500	$6,367

(i)	The fair value of open interest has been fully amortized in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006.

9.	Pro Forma Adjustments for Weighted Average Number of Shares Outstanding:

With the exception of TSX Group share options to be issued in connection with the Amalgamation, there are no additional dilutive factors expected to impact TSX Group’s common shares. The following table demonstrates the estimated impact of the shares to be issued in connection with the Combination Agreement:

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2007	2006

TSX Group weighted average Shares — Basic	68,412,679	68,329,758
Pro forma TSX Group Shares issued (note 3(i))	15,327,841	15,327,841

TSX Group pro forma weighted average Shares — Basic	83,740,520	83,657,599

TSX Group weighted average Shares — Diluted	68,896,557	68,998,718
Pro forma TSX Group Shares issued (note 3(i))	15,327,841	15,327,841
Pro forma TSX Group share options (note 10)	103,377	103,377

TSX Group pro forma weighted average Shares — Diluted	84,327,775	84,429,936

TSX GROUP INC.

Pro Forma Condensed Combined Financial Information (unaudited)
(In thousands of dollars)

10.	Pro Forma Adjustments for Share Options:

Under the terms of the Combination Agreement, TSX Group will issue TSX Group share options to holders of MX Options using an exchange ratio of 0.7784 for each MX Option exchanged. Other than the exercise price and number of underlying options, the TSX Group share options will have terms and conditions identical to those of the MX Options. Under the MX option plan, 50% of MX Options vest subject to the passage of time (four years) and 50% of MX Options vest upon achieving performance criteria over the four year period. For purposes of the Pro Forma Statements, 103,377 TSX Group share options have been included in the estimated purchase price and the MX Options that are subject to performance criteria in future periods have been determined to have no value.

The estimated value of the TSX Group share options is based on a Black-Scholes valuation as described in note 3(ii). The number of vested options has been estimated assuming that the 2007 performance criteria on the MX options have been met. The estimated value of the unvested options represents deferred compensation and is to be expensed over the vesting period of four years. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2007 and the year ended December 31, 2006 include estimated compensation expense for the unvested TSX Group share options to be issued of $181 and $241 respectively, offset by the elimination of MX stock compensation costs during those periods for MX Options to be cancelled of $170 and $76, respectively.

The Depositary for the Amalgamation is:

CIBC Mellon Trust Company

2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6 Telephone: (514) 285-3600	199 Bay Street, Commerce Court West, Securities Level Toronto, Ontario M5L 1G9 Telephone: (416) 643-5500

Toll Free (Canada):1-800-387-0825
Toll Free (Canada and U.S.) 1-800-387-0825

MX’s Financial Advisors for the Amalgamation are:

National Bank Financial 1155 Metcalfe St. Montreal (Qc) H3B 4S9 1-800-361-8838 United States: 1-800-678-7155	Citigroup Global Markets Inc. 388 Greenwich Street, New York, NY 10013 Toll Free: 1-800-285-3000

The Proxy Solicitation Agent for the Amalgamation is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:
1-800-775-1986
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors, Officers and Controlling Persons
     Section 136 of the Business Corporations Act (Ontario) (the “Act”) which governs TSX Group, provides that TSX Group may indemnify a director or officer of TSX Group, a former director or officer of TSX Group or another individual who acts or acted at TSX Group’s request as a director or officer, or an individual acting in a similar capacity, or another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with TSX Group or other entity. TSX Group may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. Despite the above, TSX Group shall not indemnify an individual, unless the individual acted honestly and in good faith with a view to the best interests of TSX Group or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at TSX Group’s request. In addition, if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, TSX Group shall not indemnify an individual unless the individual had reasonable grounds for believing that the individual’s conduct was lawful. TSX Group may, however, with the approval of a court, indemnify an individual or advance moneys in respect of an action by or on behalf of TSX Group or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with TSX Group or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out above. An individual is entitled to indemnification from TSX Group in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with TSX Group or other entity, if the individual seeking an indemnity, (a) was not judged by a court or other competent authority to have committed any fault or omitted to do anything the individual ought to have done; and (b) fulfils the conditions set out above. TSX Group may purchase and maintain insurance for the benefit of an individual referred to above against any liability incurred by the individual, (a) in the individual’s capacity as a director or officer of TSX Group; or (b) in the individual’s capacity as a director or officer, or a similar capacity, of another entity, if the individual acts or acted in that capacity at TSX Group’s request. TSX Group or a person (as defined in the Act) referenced above, may apply to the court for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit and the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.
     The sections of the by-laws of TSX Group under the heading “Protection of Directors, Officers and Other” provide:
Section 6.1     Limitation of Liability — Every director and officer of the Corporation in exercising his powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from bankruptcy, insolvency or tortuous acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or any other applicable law or from liability for any breach thereof.
Section 6.2     Indemnity — The Corporation shall indemnify all persons in such circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.
Section 6.3     Insurance — The Corporation may purchase and maintain insurance for the benefit of any person referred in Section 6.2 for such liabilities and in such amounts as the board may from time to time determine and as permitted by the Act.
     TSX Group has entered into indemnification agreements (each, an “Indemnification Agreement”) with its directors and officers (each, an “Indemnified Party”). Pursuant to Indemnification Agreement, TSX Group has agreed to indemnify and save harmless the Indemnified Party from and against all costs, charges and expenses, including an amount to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal, administrative, investigative or other proceeding in which the Indemnified Party is involved by reason of being or having been a director and officer; and from and against all liabilities, damages, costs, charges and expenses whatsoever that the Indemnified Party may sustain or incur as a result of serving as a director and officer in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted or acquiesced in by the Indemnified Party as a director and officer, whether in an official capacity or not, and whether before or after the effective date of the Indemnification Agreement.
     Such indemnification shall be made only if the Indemnified Party acted honestly and in good faith with a view to the best interests of either TSX Group or the body corporate for which the director or officer served in a similar capacity at the request of TSX Group (“Body Corporate”), as the case may be; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct was lawful.
     In respect of an action by or on behalf of TSX Group or Body Corporate to procure a judgment in its favor to which the Indemnified Party is made a party by reason of being or having been a director and officer of TSX Group or such Body Corporate, indemnification shall be made only after obtaining approval of the court having jurisdiction.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling TSX Group pursuant to the foregoing provisions, TSX Group has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

Exhibit No.	Description
1.1	Bourse de Montréal Inc. Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008 (included in Part I of this Registration Statement)
1.2	Form of Proxy accompanying Bourse de Montréal Inc.’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008
1.3	Transmittal and Election Form accompanying Bourse de Montréal Inc’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008
2.1	Amalgamation Agreement among TSX Group Inc., 9189-7058 Québec Inc, 1372434 Alberta Inc. and Bourse de Montréal Inc., to which 9190-1983 Québec Inc. intervened dated December 10, 2007, as amended and restated on January 10, 2008 (incorporated by reference to filings pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 11, 2007 and January 14, 2008) (the “Amalgamation Agreement”)
2.2	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Luc Bertrand dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.3	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Stephen Wayne Finch dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.4	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Jean Turmel dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.5	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and NYMEX Holdings Inc. dated December 12, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 21, 2007)
2.6	Combination Agreement dated as of December 10, 2007 between Bourse de Montréal Inc. and TSX Group Inc. as amended on January 10, 2008 (incorporated by reference to filings pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 11, 2007 and January 14, 2008) (the “Combination Agreement”)
3.1	Audited consolidated financial statements of Bourse de Montréal Inc. for the years ended December 31, 2006, 2005 and 2004, together with the accompanying report of the auditor thereon and the notes thereto, as contained on pages F-3 to F-30 of the Bourse de Montréal Inc.’s non-offering prospectus dated March 23, 2007 (the “Prospectus”)
3.2	Unaudited consolidated financial statements of Bourse de Montréal Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006, together with the notes thereto
3.3	The section entitled “Risk Factors” contained on pages 97 to 109 of the Prospectus
3.4	Material change report of Bourse de Montréal Inc. dated December 14, 2007 disclosing the amalgamation of Bourse de Montréal Inc. and 9189-7058 Québec Inc., an indirect wholly-owned subsidiary of TSX Group Inc. (the “Amalgamation”), and the execution of the Combination Agreement and the Amalgamation Agreement
3.5	Annual information form of TSX Group Inc. dated March 26, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.6	Audited annual consolidated financial statements of TSX Group Inc., together with the accompanying report of the auditors, as at December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006 and 2005 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.7	Unaudited interim consolidated financial statements of TSX Group Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.8	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the fiscal year ended December 31, 2006 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.9	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the three-month and nine-month periods ended September 30, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.10	Notice of annual and special meeting of TSX Group shareholders and management proxy circular of TSX Group Inc. dated April 25, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2 (b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.11	Material change report of TSX Group Inc. dated December 13, 2007 relating to the Amalgamation (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 21, 2007)
3.12	Material change report of TSX Group Inc. dated January 8, 2008 relating to the resignation of the current Chief Executive Officer and the appointment of two interim Co-Chief Executive Officers of TSX Group Inc. (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated January 8, 2007)
4.1	Consent of KPMG LLP relating to TSX Group Inc. Financial Statements
4.2	Consent of KPMG LLP relating to Bourse de Montréal Inc. Financial Statements
5.1	Powers of Attorney (included on the signature page of this Registration Statement)

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.   Undertakings
     TSX Group undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to
Form F-8 or to transactions in said securities.
Item 2.   Consent to Service of Process
     An Appointment of Agent for Service of Process and Undertaking on Form F-X is being filed by TSX Group concurrently with this Registration Statement.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, TSX Group certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Province of Ontario, Country of Canada, on January 14, 2008.

TSX Group Inc.
By:	/s/ Michael S. Ptasznik
	Name:	Michael S. Ptasznik
	Title:	Co-Chief Executive Officer

POWER OF ATTORNEY
     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints each of Sharon C. Pel and Michael S. Ptasznik his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments (including post-effective amendments thereto) to this Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, each acting alone, or his substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wayne C. Fox Wayne C. Fox	Chair of the Board, TSX Group	January 14, 2008

/s/ Rik Parkhill Rik Parkhill	Co-Chief Executive Officer, Executive Vice President, TSX Group and President, TSX Markets	January 14, 2008

/s/ Michael S. Ptasznik Michael S. Ptasznik	Co-Chief Executive Officer, Senior Vice President and Chief Financial Officer, TSX Group	January 14, 2008

/s/ Tullio Cedraschi Tullio Cedraschi	Member of the Board, TSX Group	January 14, 2008

/s/ Raymond Chan Raymond Chan	Member of the Board, TSX Group	January 14, 2008

/s/ Raymond Garneau Raymond Garneau	Member of the Board, TSX Group	January 14, 2008

/s/ John A. Hagg John A. Hagg	Member of the Board, TSX Group	January 14, 2008

/s/ Harry A. Jaako Harry A. Jaako	Member of the Board, TSX Group	January 14, 2008

/s/ J. Spencer Lanthier J. Spencer Lanthier	Member of the Board, TSX Group	January 14, 2008

/s/ Jean Martel Jean Martel	Member of the Board, TSX Group	January 14, 2008

/s/ Owen McCreery Owen McCreery	Member of the Board, TSX Group	January 14, 2008

/s/ John P. Mulvihill John P. Mulvihill	Member of the Board, TSX Group	January 14, 2008

/s/ Richard W. Nesbitt Richard W. Nesbitt	Member of the Board, TSX Group	January 14, 2008

/s/ Kathleen M. O’Neill Kathleen M. O’Neill	Member of the Board, TSX Group	January 14, 2008

/s/ Gerri B. Sinclair Gerri B. Sinclair	Member of the Board, TSX Group	January 14, 2008

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of TSX Group Inc. in the United States, in Toronto, Province of Ontario, Canada on this 14th day of January, 2008.

TSX Group US Holdings, Inc.

By:	/s/ Sharon C. Pel
	Name:	Sharon C. Pel
	Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.1	Bourse de Montréal Inc. Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008 (included in Part I of this Registration Statement)
1.2	Form of Proxy accompanying Bourse de Montréal Inc.’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008
1.3	Transmittal and Election Form accompanying Bourse de Montréal Inc’s Notice of Special General Meeting and Management Proxy Circular dated January 10, 2008
2.1	Amalgamation Agreement among TSX Group Inc., 9189-7058 Québec Inc, 1372434 Alberta Inc. and Bourse de Montréal Inc., to which 9190-1983 Québec Inc. intervened dated December 10, 2007, as amended and restated on January 10, 2008 (incorporated by reference to filings pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 11, 2007 and January 14, 2008) (the “Amalgamation Agreement”)
2.2	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Luc Bertrand dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.3	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Stephen Wayne Finch dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.4	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and Mr. Jean Turmel dated December 10, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 13, 2007)
2.5	Voting and Support Agreement in connection with TSX Group Inc.’s proposed combination with Bourse de Montréal Inc. between TSX Group Inc. and NYMEX Holdings Inc. dated December 12, 2007 (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 21, 2007)
2.6	Combination Agreement dated as of December 10, 2007 between Bourse de Montréal Inc. and TSX Group Inc. as amended on January 10, 2008 (incorporated by reference to filings pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 11, 2007 and January 14, 2008) (the “Combination Agreement”)
3.1	Audited consolidated financial statements of Bourse de Montréal Inc. for the years ended December 31, 2006, 2005 and 2004, together with the accompanying report of the auditor thereon and the notes thereto, as contained on pages F-3 to F-30 of the Bourse de Montréal Inc.’s non-offering prospectus dated March 23, 2007 (the “Prospectus”)
3.2	Unaudited consolidated financial statements of Bourse de Montréal Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006, together with the notes thereto
3.3	The section entitled “Risk Factors” contained on pages 97 to 109 of the Prospectus
3.4	Material change report of Bourse de Montréal Inc. dated December 14, 2007 disclosing the amalgamation of Bourse de Montréal Inc. and 9189-7058 Québec Inc., an indirect wholly-owned subsidiary of TSX Group Inc. (the “Amalgamation”), and the execution of the Combination Agreement and the Amalgamation Agreement
3.5	Annual information form of TSX Group Inc. dated March 26, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.6	Audited annual consolidated financial statements of TSX Group Inc., together with the accompanying report of the auditors, as at December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006 and 2005 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.7	Unaudited interim consolidated financial statements of TSX Group Inc. as at September 30, 2007 and for the three-month and nine-month periods ended September 30, 2007 and 2006 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.8	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the fiscal year ended December 31, 2006 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.9	Management’s discussion and analysis of financial condition and results of operations of TSX Group Inc. for the three-month and nine-month periods ended September 30, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2(b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.10	Notice of annual and special meeting of TSX Group shareholders and management proxy circular of TSX Group Inc. dated April 25, 2007 (incorporated by reference to submission pursuant to Rule 12g3-2 (b) under the U.S. Securities Act of 1933 dated January 10, 2007)
3.11	Material change report of TSX Group Inc. dated December 13, 2007 relating to the Amalgamation (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated December 21, 2007)
3.12	Material change report of TSX Group Inc. dated January 8, 2008 relating to the resignation of the current Chief Executive Officer and the appointment of two interim Co-Chief Executive Officers of TSX Group Inc. (incorporated by reference to filing pursuant to Rule 425 under the U.S. Securities Act of 1933 dated January 8, 2007)
4.1	Consent of KPMG LLP relating to TSX Group Inc. Financial Statements
4.2	Consent of KPMG LLP relating to Bourse de Montréal Inc. Financial Statements
5.1	Powers of Attorney (included on the signature page of this Registration Statement)